Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT
by and among
INVENTRUST PROPERTIES CORP.,
UNIVERSITY HOUSE COMMUNITIES GROUP, INC.,
and
UHC ACQUISITION SUB LLC,
dated as of
January 3, 2016

1

i

Section 11.12	Conflicts of Interest	90

Annexes

Annex A	Assumed Existing Loans
Annex B	Existing Loans
Annex C	Forecasted 2016-17 Revenues
Annex D	Knowledge Persons
Annex E	Prepaid Existing Loans
Annex F	Sample Closing Statement
Annex G-1	PCA Scope of Work
Annex G-2	Consultant(s)
Annex H	Ground Lease Estoppel
Annex I	Share Units Expenses
Exhibits

Exhibit A	Form of UHC LLC and UHCP LLC Certificate of Formation
Exhibit B	Form of UHC LLC and UHCP LLC Limited Liability Company Agreement
Exhibit C	Tax Opinion
Exhibit D	Form of Equity Commitment Letter
Exhibit E	Austin Escrow Agreement

STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT, dated as of January 3, 2016 (this “Agreement”), is entered into by and among InvenTrust Properties Corp., a corporation organized and existing under the laws of the State of Maryland (“Seller”), University House Communities Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), UHC Acquisition Sub LLC, a limited liability company organized and existing under the laws of the State of Delaware (“Buyer”). Unless otherwise specifically stated herein or the context otherwise requires, the term “Company” refers to University House Communities Group, Inc. with respect to the period prior to its Conversion (as defined in the Recitals) and to University House Communities Group, LLC with respect to the period from and after such Conversion.
RECITALS
WHEREAS, Seller and the board of directors of the Company have approved the conversion of the Company from a Delaware corporation to a member-managed Delaware limited liability company with a certificate of formation and limited liability company agreement in the forms attached hereto as Exhibit A and Exhibit B (the “Forms of UHC LLC Organizational Documents”), respectively, and the conversion of UHCP from a Delaware corporation to a member-managed Delaware limited liability company with a certificate of formation and limited liability company agreement in the forms attached hereto as Exhibit A and Exhibit B (the “Forms of UHCP LLC Organizational Documents”, and together with the Forms of UHC LLC Organizational Documents, the “Forms of Conversion Organizational Documents”, and such conversions in accordance with the foregoing, the “Conversions”), which Conversions shall occur one Business Day prior to the Closing but, if applicable, in no event until after the closing of the PA Subsidiary Sale;
WHEREAS, at all times prior to the Conversions, each of the Company and UHCP will have qualified as a “qualified REIT subsidiary,” as defined in Section 856(i) of the Code (a “QRS”), of Seller for U.S. federal income tax purposes, and, upon the Conversions, each of the Company and UHCP will become a wholly-owned LLC subsidiary of Seller disregarded as separate from Seller for U.S. federal income tax purposes;
WHEREAS, Seller owns and desires to sell to Buyer, and Buyer desires to purchase from Seller, on the terms and subject to the conditions set forth herein and following the effective time of the Conversions, 100% of the Shares; provided, however, that the Parties agree that, on the terms and subject to the conditions set forth herein, (i) one Business Day prior to the Closing (and prior to the effective time of the Conversions), Buyer may cause a certain affiliated limited liability company (the “PA Affiliated Subsidiary”) to purchase from the Company, and Seller and the Company agree that the Company shall sell to the PA Affiliated Subsidiary, 100% of the issued and outstanding Subsidiary Equity Interests of Walnut Street Holding Company, LLC (the “PA Subsidiary Sale”), (ii) on the Closing Date and prior to the purchase described in clause (iii) hereto, Buyer may cause certain affiliated limited liability companies (these Subsidiaries along with the PA Affiliated Subsidiary, the “Affiliated Subsidiaries”) to purchase from the Company, and Seller and the Company agree that the Company shall sell to such Affiliated Subsidiaries, 100% of the issued and outstanding Subsidiary Equity Interests of certain other Company Subsidiaries (these sales, along with PA Subsidiary Sale, the “Subsidiaries Sale”) and (iii) following the purchases described in the preceding clause (ii), Buyer shall purchase from Seller, and Seller shall sell to Buyer, the Shares; provided, further, that in all cases Buyer shall inform Seller of its intentions with respect to the foregoing reasonably in advance of the Closing Date (and in no event later than three (3) Business Days in advance thereof); and
WHEREAS, for U.S. federal income tax purposes, (i) the PA Affiliated Subsidiary’s purchase of the Subsidiary Equity Interests of Walnut Street Holding Company, LLC shall be treated as the purchase by the PA Affiliated Subsidiary of the assets of Walnut Street Holding Company, LLC from Seller, (ii) each other Affiliated Subsidiary’s purchase of the Subsidiary Equity Interests of a Company Subsidiary shall be treated as the purchase by such Affiliated Subsidiary of the assets of such Company Subsidiary from Seller; and (iii) Buyer’s purchase of the Shares from Seller shall be treated as the purchase by Buyer of the remaining assets of the Company from Seller.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.1    Definitions. As used herein, the following terms shall have the following meanings:
“$” means the lawful currency of the United States.
“2016-17 Academic Year” means the period of August 1, 2016 through July 31, 2017, other than with respect to UH Denver and UH Arena District, which means the period of September 1, 2016 through August 31, 2017.
“Acadiana Claims” means any claims relating to University House Lafayette, LLC v. Carleton Construction, Ltd., Lloyd Consulting + Engineering, Inc., All American Roofing & Construction, L.L.C., Merriman Associates Architects, Inc. and Manry Metroplex Masonry, Inc., 15th Judicial District Court for the Parish of Lafayette, State of Louisiana, No. 2013-3601, Division “J” - Litigation.
“Accounting Principles” means the accounting principles, procedures, policies, practices, assumptions and methods (including classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) that were employed in preparing the Sample Closing Statement.
“Acquisition Transaction” shall have the meaning set forth in Section 6.9.
“Affiliate” means, with respect to any Person, any other Person that Controls, is Controlled by or is under common Control with, such specified Person, directly or indirectly, through one or more intermediaries or otherwise.
“Affiliated Subsidiaries” shall have the meaning set forth in the Recitals.
“Agreement” shall have the meaning set forth in the Preamble.
“Applicable Period” shall have the meaning set forth in Section 4.8(b).
“Assumed Existing Loans” means, subject to Section 2.5(b) and Section 6.13(d), the Existing Loans evidenced by the principal loan agreements set forth on Annex A, which Existing Loans shall, from and after the Closing, be assumed by Buyer (or any of its Affiliates) or remain outstanding in the name of the Company or Company Subsidiary party thereto (or in the name of such other Person as the parties thereto determine).
“Austin Amenities” shall mean the swimming pool facilities, information technology lounges, fitness centers, a substantial portion of lounge areas, building-wide wireless internet access and garage parking facilities at the Austin Development in accordance with the Plans and Specifications.
“Austin Construction Contract” means the “Construction Contract” as defined in the copy of the Austin Loan Agreement delivered electronically to Buyer as of the date hereof.
“Austin Delivery Date” means August 15, 2016.
“Austin Development” means the development of the “Project” as defined in copy of the Austin Loan Agreement delivered electronically to Buyer as of the date hereof, pursuant to the Austin Plans and Specifications.
“Austin Development Budget” means the “Budget” as defined in the copy of the Austin Loan Agreement delivered electronically to Buyer as of the date hereof.

“Austin Escrow” shall have the meaning set forth in Section 6.1(c).
“Austin Escrow Agent” shall have the meaning set forth in Section 6.1(c).
“Austin Escrow Period” shall have the meaning set forth in Section 6.1(c).
“Austin Loan Agreement” means that certain Construction Loan and Security Agreement by and between J.P. Morgan Chase Bank, N.A., as administrative agent, and UH 2100 San Antonio, L.L.C. dated as of September 18, 2014.
“Austin Plans and Specifications” means the plans and specifications for the Austin Development as Made Available to Buyer.
“Austin Losses” means (i) Losses (including as a result of expenses and lost revenues with respect to the 2016-17 academic year only) incurred by Buyer or any Company Subsidiary as a result of the failure of the Austin Development to achieve Substantial Completion on or prior to the Austin Delivery Date and (ii) any costs in excess of the Austin Development Budget in the aggregate which are required for the Austin Development to achieve Completion.  For avoidance of doubt, the parties hereto hereby agree that “Austin Losses” shall include, without limitation, (a) costs and expenses incurred to house residents in hotels or other living arrangements and to provide reasonable transportation as needed until Substantial Completion is achieved and such residents can move in to the Austin Development, and (b) costs and expenses to provide students good-faith concessions or other consideration resulting from failure of the Austin Amenities to be completed and fully available to the students on or prior to the Austin Delivery Date; provided, however, that the Seller shall not be liable to Buyer for Losses as described in this clause (b) in excess of $100,000.
“Austin Project Team” means the individuals set forth on Section 1.1-9 of the Disclosure Schedule, whether employed as employees of the Company or any Company Subsidiary or engaged or retained by the Company or any Company Subsidiary as an independent contractors, consultants or advisors.
“Base Working Capital” means the applicable amount set forth on Section 1.1-10 of the Disclosure Schedule.
“Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of New York or a federal holiday in the United States.
“Buyer” shall have the meaning set forth in the Preamble.
“Buyer Indemnified Parties” shall have the meaning set forth in Section 8.2(a).
“Cap” shall have the meaning set forth in Section 8.4(c).
“Cash” means cash and cash equivalents, including cash held in restricted accounts, immediately available bank deposits and lockbox deposits (including, without limitation, reserves held under Existing Loans which will be assumed in connection with the Closing) as well as bank deposits available to the Company or the Company Subsidiaries, including any of the foregoing held in the accounts and deposits set forth on Section 1.1-1 of the Disclosure Schedule.
“Century Hall Ground Lease” means the Ground Lease specified as Item 3 on Section 4.10(a)(i) of the Disclosure Schedule.
“Change in Control Severance Plan” means the IA Communities Group, Inc. Change in Control Severance Plan, adopted on March 17, 2015, as in effect on the date hereof.
“Claim Notice” shall have the meaning set forth in Section 8.3(a).
“Closing” shall have the meaning set forth in Section 2.5(a).

“Closing Cash” means the aggregate Cash balance of the Company and the Company Subsidiaries (taken as a whole) as of the Closing.
“Closing Costs” shall have the meaning set forth in Section 2.8(a).
“Closing Date” shall have the meaning set forth in Section 2.5(a).
“Closing Statement” shall have the meaning set forth in Section 2.7(a).
“Closing Working Capital” means, as of the Closing, an amount, which may be positive or negative, equal to the current assets of the Company and the Company Subsidiaries (taken as a whole), minus the current liabilities of the Company and the Company Subsidiaries (taken as a whole), in each case (i) consisting of only those accounts included in the Sample Closing Statement, (ii) determined in accordance with the Accounting Principles and (iii) calculated in a manner consistent with the sample included in the Sample Closing Statement.
“Code” means the Internal Revenue Code of 1986, as amended.
“Communities” means the student housing establishments operated at the Real Property.
“Company” shall have the meaning set forth in the Preamble.
“Company Intellectual Property” means all Intellectual Property owned, used or held for use by the Company or any Company Subsidiary.
“Company Subsidiaries” means the Persons (other than the Company) set forth in Section 1.1-2 of the Disclosure Schedule.
“Completion” means the satisfaction of each of the following conditions with respect to the Austin Development: (1) the occurrence of Substantial Completion for the Austin Development; and (2) satisfaction of all conditions to and disbursement of the final construction advance pursuant to Section 2.11 in the copy of the Austin Loan Agreement delivered electronically to Buyer as of the date hereof.
“Concession Losses” shall have the meaning set forth in Section 6.1(e).
“Concession” shall have the meaning set forth in Section 6.1(e)
“Confidentiality Agreement” means that certain Confidentiality Agreement, between Buyer and Seller, dated October 12, 2015.
“Consultant(s)” shall have the meaning set forth in Section 6.2(c)(i).
“Continuing Employees” shall have the meaning set forth in Section 6.10(a).
“Contract” means any legally binding agreement, commitment, lease, license or contract, in each case, which is executory.
“Contracted 2016-17 Revenue” means, with respect to each Community set forth on Annex C (as may be adjusted for Withheld Properties as set forth therein), the amount of Net Revenues with respect to the 2016-17 Academic Year as represented by binding non-cancelable contracts (including, with respect to residential leases, with signatures from the resident, Property representative and a Creditworthy Guarantor Signature; provided that, if a resident lease is guaranteed by a creditworthy guarantor within thirty (30) days of Closing, contracted revenues on any such lease shall be calculated as of such date and Seller shall receive credit for such contracted revenues pursuant to Section 2.7 hereof).

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by Contract or otherwise. “Controlled” has the meaning correlative thereto.
“Conversions” shall have the meaning set forth in the Recitals.
“Creditworthy Guarantor Signature” means the signature of a creditworthy guarantor on a residential lease on the date of execution of such lease.
“Current Year Tax Appeal” shall have the meaning set forth in Section 9.6.
“Cut-off Time” means 12:00:01 a.m. New York time on the Closing Date.
“D&O Indemnitees” shall have the meaning set forth in Section 6.11(a).
“Deductible” shall have the meaning set forth in Section 8.4(b).
“Development Funding Amount” means the aggregate amount of all cash equity contributions and debt draws required to be funded under the Existing Loans outstanding as of the date of this Agreement (with respect to the deliveries under the heading “2015 Deliveries” on Section 1.1-4 of the Disclosure Schedule, such amounts are limited to debt draws under the applicable Existing Loans), made to or by Company Subsidiaries in relation to the properties set forth on Section 1.1-4 of the Disclosure Schedule, which amount shall be calculated for the period from and including November 1, 2015 through the date that is immediately prior to the Closing Date (and in all instances such amounts shall exclude any development fees).
“Development Plans” means, with respect to each Development Real Property, the plans, drawings and specifications, schedules, budgets, permits, contracts and agreements for the development and construction of such Development Real Property as set forth on Section 1.1-6 of the Disclosure Schedule.
“Development Real Property” means the Real Property currently under development by the Company or any Company Subsidiary, as set forth in Section 1.1-3 of the Disclosure Schedule, including the buildings, fixtures and improvements located thereon.
“Disclosure Schedule” means the disclosure schedules delivered by Seller and the Company herewith and dated as of the date hereof.
“End Date” shall mean July 5, 2016.
“Environmental Law” means any Law relating to the environment, human health or natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. § 2701 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.) and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), as to each, as amended, and the regulations promulgated pursuant thereto, and, as to all, as in effect as of the date of this Agreement.
“Equity Commitment Letter” shall have the meaning set forth in Section 5.6(b).
“Equity Investors” shall have the meaning set forth in Section 5.6(b).
“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity which is a member of a “controlled group of corporations” with, under “common control” with or a member of an “affiliated services group” with the Company or any of the Company Subsidiaries under Sections 414(b), (c), (m) or (o) of the Code.

“Escrow Account” shall have the meaning set forth in Section 10.2(c).
“Escrow Agent” shall have the meaning set forth in Section 10.2(c).
“Estimated Closing Cash” means Seller’s good faith estimate of Closing Cash as determined at the time of delivery of the statement in accordance with Section 2.3.
“Estimated Insurance Proration” means Seller’s good faith estimate of the Insurance Proration as determined at the time of delivery of the statement in accordance with Section 2.3.
“Estimated Purchase Price Adjustment” means an amount, which may be a positive or negative number, equal to the Estimated Working Capital minus the Base Working Capital plus the Estimated Closing Cash plus the estimated Closing Costs (to the extent paid by Seller or, at or prior to the Closing, the Company or Company Subsidiaries) minus on a Portfolio-Wide basis a dollar-for-dollar reduction equal to: (i) (x) the positive difference, if any, of ninety-five percent (95%) of the Forecasted 2016-17 Revenues forecasted to be achieved by the last day of the Most Recent Pre-Leased Month (y) less the Contracted 2016-17 Revenue as of the last day of such Most Recent Pre-Leased Month, (ii) multiplied by a number which is the ratio of the Forecasted 2016-17 Revenues as of August 2016 over Forecasted 2016-17 Revenues forecasted to be achieved by the last day of the Most Recent Pre-Leased Month, (iii) minus with respect to the Venue Community, a dollar-for-dollar reduction equal to: (x) the positive difference, if any, of ninety percent (90%) of the Forecasted 2016-17 Revenues forecasted to be achieved by the last day of the Most Recent Pre-Leased Month less the Contracted 2016-17 Revenue as of the last day of such Most Recent Pre-Leased Month, (y) multiplied by a number which is the ratio of the Forecasted 2016-17 Revenues as of August 2016 over Forecasted 2016-17 Revenues forecasted to be achieved by the last day of the Most Recent Pre-Leased Month minus with respect to the Venue Community, a dollar-for-dollar reduction equal to the positive difference, if any, between the equity capital invested in the Venue Community by the Company following the date hereof, less the equity component of the Development Funding Amount applicable to the Venue Community as of the date hereof.
“Estimated Real Estate Tax Proration” means Seller’s good faith estimate of the Real Estate Tax Proration as determined at the time of delivery of the statement in accordance with Section 2.3.
“Estimated Working Capital” means Seller’s good faith estimate of the Closing Working Capital as determined at the time of delivery of the statement in accordance with Section 2.3.
“Excluded Claims” shall have the meaning set forth in Section 6.17(a).
“Existing Loans” means all loans or debt for borrowed money of the Company or any Company Subsidiary made with respect to the Real Property or any Community located thereon, in each case, including all outstanding principal and accrued and unpaid interest thereunder, evidenced by the principal loan agreements set forth on Annex B, subject to Section 6.13(d).
“Expense Amount” shall have the meaning set forth in Section 10.2(c).
“Final Closing Statement Negotiation Period” shall have the meaning set forth in Section 2.7(b).
“Final PCA Determination” shall have the meaning set forth in Section 6.2(c)(iii).
“Final Purchase Price” shall have the meaning set forth in Section 2.2.
“Financial Statements” shall have the meaning set forth in Section 4.12.
“Forecasted 2016-17 Revenues” means, with respect to each Community set forth on Annex C (as may be adjusted for Withheld Properties as set forth therein), the amount of Net Revenues with respect to the 2016-17 Academic Year which are forecasted to be under contract as of the last day of each calendar month for each such Community as indicated on Annex C (as may be adjusted for Withheld Properties as set forth therein).

“Forms of Conversion Organizational Documents” shall have the meaning set forth in the Recitals.
“Forms of UHC LLC Organizational Documents” shall have the meaning set forth in the Recitals.
“Forms of UHCP LLC Organizational Documents” shall have the meaning set forth in the Recitals.
“Fundamental Representations” means the representations and warranties of Seller and the Company (as applicable) contained in Section 3.1 (Organization of Seller), Section 3.2 (Authorization; Enforceability), Section 3.5 (Ownership of Shares) and Section 3.6 (Brokers’ Fees) and of the Company contained in Section 4.1 (Organization of the Company and the Company Subsidiaries), Section 4.2 (Authority; Binding Nature of Agreement) and Section 4.21 (No Brokers).
“GAAP” means generally accepted accounting principles of the United States in effect at the applicable date of determination, consistently applied.
“Governmental Authority” means any United States or foreign, federal, state, provincial, municipal, local or similar governmental authority, regulatory or administrative agency, tribunal or court.
“Ground Lease Estoppels” shall mean, for each of the Ground Leases other than the Radian Ground Lease, an estoppel from the applicable landlord under such Ground Lease covering the landlord or lessor estoppel items set forth in the applicable Ground Lease, or if such items are not included in the applicable Ground Lease, an estoppel covering the items set forth on Annex H attached hereto.
“Ground Leases” shall have the meaning set forth in Section 4.10(a)(i).
“Hazardous Material” means any substance, material or waste regulated under any Environmental Law, including those that are regulated, classified or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, radon, lead-based paint, mold and polychlorinated biphenyls.
“Identified PCA Amount” shall have the meaning set forth in Section 6.2(c)(iv).
“Indebtedness” of any Person means, without duplication, the principal of and accrued and unpaid interest in respect of (i) indebtedness of such Person for borrowed money, (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such Person is responsible or liable, (iii) any liability of such Person with respect to interest rate or currency swaps, collars, caps and similar hedging obligations, (iv) any obligation for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction to the extent such letters of credit, banker’s acceptances and similar credit transactions have been drawn upon, or (vi) any obligations of such Person for any bank overdrafts.
“Indemnified Party” shall have the meaning set forth in Section 8.3(a).
“Indemnifying Party” shall have the meaning set forth in Section 8.3(a).
“Initial Purchase Price” shall have the meaning set forth in Section 2.2.
“Initial Review Period” shall have the meaning set forth in Section 2.7(b).
“Insurance Proration” means the amount of all insurance premiums paid by or on behalf of the Company or any Company Subsidiary prior to Closing relating to any period from and after the Closing.
“Intellectual Property” means any and all of the following, as they exist throughout the world: (a) all patents, patent applications and patent rights; (b) all rights in registered and unregistered trademarks, service marks, trade dress, logos, trade names and Internet domain names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all trademarks or business or corporate names confusingly similar thereto in relation to any goods or services, and all applications, registrations and renewals in connection with any of the foregoing; (c) all copyrightable works, all copyrights and applications, together with all translations, adaptations, derivations and combinations thereof and registrations and renewals in connection with any of the foregoing; (d) all software (including data, passwords, source codes and related documentation); (e) all rights in know-how, trade secrets and confidential or proprietary information; and (f) any and all other intellectual property rights and/or proprietary rights; but excluding (i) any Seller Marks and (ii) any confidential or proprietary information of Seller.
“IRS” means the United States Internal Revenue Service.
“Joint Venture” means the joint venture at UH Arena District (University of Oregon) between University House Eugene Member, L.L.C., a Delaware limited liability company and a Subsidiary of the Company, and the JV Counterparty.
“JV Agreement” means the Limited Liability Company Agreement of 15th & Walnut Owner, LLC, a Delaware limited liability company.
“JV Counterparty” means 15th & Walnut Investors, LLC.
“JV Equity Interests” means the Subsidiary Equity Interests of the Joint Venture.
“JV Redemption” shall have the meaning set forth in Section 6.13(a).
“Kick-Out - Arena District” shall have the meaning set forth in Section 6.13(a).
“Kick-Out - Century Hall” shall have the meaning set forth in Section 6.13(b).
“Kick-Out - Radian” shall have the meaning set forth in Section 6.13(c).
“Knowledge” means, as to Seller or the Company, the actual knowledge, after reasonable inquiry, of those persons listed under the heading “Company Knowledge Persons” on Annex D.
“Law” means any applicable law, rule, regulation, ordinance, order, judgment or decree of a Governmental Authority that has the force of law, including in relation to Taxes, in each case as in effect on and as interpreted on the date of this Agreement.
“Leased Real Property” means the real property leased or subleased by the Company or any Company Subsidiary from a third party landlord or sublessor, as set forth in Section 1.1-5 of the Disclosure Schedule, including the buildings, fixtures and improvements located thereon.
“Legal Proceeding” means (a) any lawsuit, action, claim or other proceeding at law or in equity by or before a Governmental Authority or (b) any arbitral action.
“Lender Consent” means any consent of a Lender to the transactions contemplated by this Agreement and the Transaction Documents, which consent is required to be obtained pursuant to the terms of any Assumed Existing Loan in order for such Assumed Existing Loan to be assumed by Buyer (or any of its Affiliates) or to remain outstanding from and after the Closing in the name of the Company or Company Subsidiary party thereto (or in the name of such other Person as the parties thereto determine in connection with obtaining such consent).
“Lenders” means the holders of the Existing Loans.
“Lien” means, with respect to any property or asset, any lien, encumbrance, pledge, mortgage, deed of trust, hypothecation or security interest in respect of such property or asset.
“Limited Confirmatory Due Diligence Period” shall have the meaning set forth in Section 6.2(c)(i).

“Losses” means any losses, liabilities or damages that are actually suffered or sustained, including those resulting from the operation of this Agreement, a judgment, a settlement or an award, including those arising out of any Legal Proceeding, Law or Contract, including the costs and expenses (including reasonable fees and expenses of counsel, consultants, experts and other professional fees) associated therewith.
“Made Available” means that such information, document or material was:  (a) publicly available on the SEC EDGAR database by Seller at least twenty-four (24) hours prior to the execution of this Agreement; (b) delivered to Buyer or Buyer’s Representatives via electronic mail or in hard copy form at least twenty-four (24) hours prior to the execution of this Agreement; or (c) made available to Buyer or Buyer’s Representatives at least twenty-four (24) hours prior to the execution of this Agreement in the virtual data room maintained by the Company with Intralinks in connection with the transactions contemplated by this Agreement.
“Material Adverse Effect” means any effect, change, claim, event or circumstance that, considered individually or together with other effects, changes, claims, events and circumstances, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on (1) the operations, business, condition (financial or otherwise), capitalization, assets, liabilities or financial performance of the Company and the Company Subsidiaries (taken as a whole); or (2) the ability of any of Seller, the Company or the Company Subsidiaries to consummate any of the transactions contemplated by this Agreement; provided that any effect resulting or arising from any of the following (either alone or in combination) shall not be considered in determining whether a Material Adverse Effect has occurred:
(a)any change in general economic conditions of the student housing industry in the United States in which the Company or the Company Subsidiaries (taken individually or taken as a whole) operate;
(b)any act of war (whether or not declared), armed hostilities or terrorism or other international or national calamity or any worsening of any of the foregoing;
(c)any hurricane, earthquake, flood, fire, outbreak of pandemic or contagious disease or other natural disaster or act of God;
(d)any change of interpretation of any existing, applicable Law or GAAP, in each case, applicable to any industry or market in which the Company or the Company Subsidiaries operate;
(e)the announcement of this Agreement or the transactions contemplated by this Agreement and the Transaction Documents, or the identity of Buyer, including any litigation resulting therefrom or with respect thereto;
(f)any change or development in financial, credit or capital markets (including interest rates or exchange rates), general economic or business conditions, or regulatory conditions;
(g)in and of itself, any failure of the Company to meet, with respect to any period or periods, any forecasts or projections, estimates of earnings or revenues or business plan (in each case whether internal or external); provided that this clause (g) shall not prevent a determination that any change or effect underlying such failure to meet forecasts, projections, estimates or business plans has resulted in, or could reasonably be expected to result in, a Material Adverse Effect (to the extent not otherwise excluded from this definition of Material Adverse Effect);
(h)any omission to act or action taken by the Company or any of the Company Subsidiaries, in each case, to the extent permitted by the terms of this Agreement or otherwise with the consent or upon the request of Buyer (including those omissions to act or actions taken which are required by this Agreement);
provided, further, that in the case of clauses (a), (b), (c), (d) or (f) only to the extent such effect does not have a materially disproportionate adverse impact on the Company and the Company Subsidiaries (taken as a whole) relative to other Persons in the student housing owning, developing and managing business in the United States which the Company and the Company Subsidiaries presently operate.

“Material Contract” shall have the meaning set forth in Section 4.10(a).
“Most Recent Pre-Leased Month” means the most recent calendar month ending at least ten (10) Business Days prior to the Closing.
“Most Recent Reported Month” means the most recent calendar month for which Seller, at least ten (10) Business Days prior to the Closing, makes financial statements certified by Seller available to Buyer.
“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.
“Net Revenues” means, as to each Community set forth on Annex C (as may be adjusted for Withheld Properties as set forth therein), all amounts paid (or to be paid, as applicable) to the Company by any tenants under Student Leases at any such Community with respect to a particular period, reduced for concessions, incentives, rewards, reductions, rebates, etc. owed to any tenant in connection with future performance under such tenant’s lease to the extent not already paid or funded at or prior to the time of Closing, which for purposes of this Agreement shall be recognized ratably over the lease term.
“Non-Party Affiliate” shall have the meaning set forth in Section 8.6(e).
“Non-Surviving Covenants” means the covenants and agreements set forth in Section 6.2(a) (Pre-Signing Access) and Section 6.3 (Third Party Approvals and Notifications; Further Assurances).
“Nonqualifying Income” means any amount that is treated as gross income for purposes of Section 856 of the Code and which is not Qualifying Income.
“Notice of Disagreement” shall have the meaning set forth in Section 2.7(b).
“Notifying Party” shall have the meaning set forth in Section 6.5.
“Office Lease” shall have the meaning set forth in Section 4.10(a)(ii).
“Organizational Documents” means any charter, certificate of incorporation, certificate of formation, declaration of partnership, articles of association, bylaws, operating agreement, limited liability company agreement, partnership agreement or similar formation or governing documents and instruments.
“Owned Real Property” means the real property owned by the Company or any Company Subsidiary, as set forth in Section 1.1-7 of the Disclosure Schedule, including the buildings, fixtures and improvements located thereon.
“PA Affiliated Subsidiary” shall have the meaning set forth in the Recitals.
“PA Subsidiary Sale” shall have the meaning set forth in the Recitals.
“Parties” means, collectively, Seller and Buyer, and “Party” means any one of Seller or Buyer.
“PCA Remediation Costs” shall have the meaning set forth in Section 6.2(c)(iii).
“PCA Scope of Work” shall have the meaning set forth in Section 6.2(c)(i).
“PCAs” shall have the meaning set forth in Section 6.2(c)(i).
“Permit” means any authorization, license, permit, approval or certificate issued by a Governmental Authority, and including any professional licenses.

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges, in each case, not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been established on the books and records, (b) inchoate mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business the liability for which is reflected on the books and records, (c) zoning, entitlement and other land use and environmental regulations promulgated by any Governmental Authority, (d) Liens of public record as of the date hereof, (e) Liens incurred or in existence as of the date hereof in connection with the Existing Loans (except to the extent any such Liens cease to exist from and after the Closing in connection with the prepayment or defeasance of any Prepaid Existing Loans), (f) Ground Leases, Retail Leases and all matters caused or arising by, through or under a landlord under a Ground Lease or a Tenant under a Retail Lease or Student Lease entered into as of the date hereof or in accordance with the terms of this Agreement, (g) restrictive covenants, easements and defects, imperfections or irregularities of title as of the date entered or Liens as of the date hereof or entered in in accordance with terms of this Agreement, if any, that do not materially detract from the value or use of the property encumbered thereby, (h) all defects, exceptions, restrictions, licenses, reservations, covenants, conditions, easements, rights of way and encumbrances disclosed in the Property Reports, (i) Liens listed in Section 1.1-8 of the Disclosure Schedule, (j) non-exclusive licenses to Intellectual Property and (k) Liens created by Buyer, or its successors and assigns.
“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.
“Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other employee benefit or compensation plan, program or policy (including individual agreements) that is maintained or contributed by the Company or the Company Subsidiaries for the benefit of the Company’s or the Company Subsidiaries’ employees or directors.
“Portfolio-Wide” means the Communities set forth on Annex C (as may be adjusted for Withheld Properties as set forth therein) other than the Venue Community.
“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.
“Potential Contributor” shall have the meaning set forth in Section 8.4(j).
“Pre-Closing Tax Period” means any Tax period ending on or before the end of the day on the Closing Date and the portion of any Straddle Period beginning on the first day of such Straddle Period and ending on (and including) the Closing Date.
“Prepaid Existing Loans” means, subject to Section 2.5(b) and Section 6.13(d), (a) the Existing Loans evidenced by the principal loan agreements set forth on Annex E, which Existing Loans shall be fully prepaid by Seller or the Company or applicable Company Subsidiary prior to or concurrently with the Closing.
“Property LLC” means a direct or indirect wholly-owned limited liability company Subsidiary of Seller that owns or leases Real Property.
“Property Reports” shall have the meaning set forth in Section 6.2(a).
“Purchase Price Adjustment” means an amount, which may be a positive or negative number, equal to the Closing Working Capital minus the Base Working Capital plus the Closing Cash plus the Closing Costs (but only to the extent paid by Seller or, at or prior to the Closing, the Company or Company Subsidiaries) minus on a Portfolio-Wide basis a dollar-for-dollar reduction equal to: (i) (x) the positive difference, if any, of ninety-five percent (95%) of the Forecasted 2016-17 Revenues forecasted to be achieved by the last day of the Most Recent Pre-Leased Month (y) less the Contracted 2016-17 Revenue as of the last day of such Most Recent Pre-Leased Month, (ii) multiplied by a number which is the ratio of the Forecasted 2016-17 Revenues as of August 2016 over Forecasted 2016-17 Revenues forecasted to be achieved by the last day of the Most Recent Pre-Leased Month, (iii) minus with respect to the Venue Community, a dollar-for-dollar reduction equal to: (x) the positive difference, if any, of ninety percent (90%) of the Forecasted 2016-17 Revenues forecasted to be achieved by the last day of the Most Recent Pre-Leased Month less the Contracted 2016-17 Revenue as of the last day of such Most Recent Pre-Leased Month, (y) multiplied by a number which is the ratio of the Forecasted 2016-17 Revenues as of August 2016 over Forecasted 2016-17 Revenues forecasted to be achieved by the last day of the Most Recent Pre-Leased Month minus with respect to the Venue Community, a dollar-for-dollar reduction equal to the positive difference, if any, between the equity capital invested in the Venue Community by the Company following the date hereof, less the equity component of the Development Funding Amount applicable to the Venue Community as of the date hereof.
“QRS” shall have the meaning set forth in the Recitals.
“Qualifying Income” means gross income that is described in Section 856(c)(2) or 856(c)(3) of the Code.
“Radian Company Subsidiaries” means, collectively, Walnut Street Holding Company, LLC, Walnut Street Holdings GP, LLC, Walnut Street Holdings, L.P., Walnut Street GP, LLC and the Radian Tenant.
“Radian Ground Lease” shall mean that certain Lease Agreement by and between University City Associates, as ground lessor, and Walnut Street Lessee, L.P., as ground lessee, dated March 7, 2007.
“Radian Ground Lease Estoppel” shall mean an estoppel from the ground lessor under the Radian Ground Lease containing the items that ground lessor is required to deliver pursuant to Sections 40.10.2.1 and 40.10.2.2 (and subject to Section 40.10.3) of the Radian Ground Lease and which may be relied upon by Buyer and the lender under the Radian Loan.
“Radian Loan” means that certain leasehold mortgage loan from The Prudential Life Insurance Company of America to Walnut Street Lessee, L.P. in the original principal amount of $70,000,000, as evidenced, inter alia, by that certain Loan Agreement dated as of January 31, 2014.
“Radian Property” means the Real Property located at Walnut Street, Philadelphia, Pennsylvania and leased by Walnut Street Lessee, L.P. pursuant to the Radian Ground Lease.
“Radian Tenant” means Walnut Street Lessee, LP.
“Real Estate Tax Proration” means an amount equal to (x) the amount of all real property taxes and assessments paid by or on behalf of the Company or any Company Subsidiary prior to Closing relating to any Post-Closing Tax Period, minus (y) the amount of all real property taxes and assessments owed and outstanding prior to Closing relating to any Pre-Closing Tax Period. To the extent such amount is positive, it shall be an increase to the Initial Purchase Price and to the extent such amount is negative, it shall be a decrease to the Initial Purchase Price and to the extent bills relating to such real property taxes and assessments for the Straddle Period are unavailable as of Closing, the bill for the immediately succeeding tax period will be used to estimate taxes (with final adjustment on receipt of the bill for the Straddle Period).
“Real Property” means the Owned Real Property and the Leased Real Property.
“Registered Intellectual Property” shall have the meaning set forth in Section 4.17(a).
“REIT” means a real estate investment trust under Sections 856 through 860 of the Code.
“REIT Requirements” means the requirements imposed on REITs pursuant to Sections 856 through and including 860 of the Code.
“Released Parties” shall have the meaning set forth in Section 6.17(a).
“Releasing Parties” shall have the meaning set forth in Section 6.17(a).
“Representatives” means, as to any Person, its Affiliates and its and their respective equityholders, officers, directors, managers, employees, counsel, accountants, advisers, consultants and agents.

“Resulting PCA Notice Amount” shall have the meaning set forth in Section 6.2(c)(iv).
“Retail Leases” shall have the meaning set forth in Section 4.10(a)(iii).
“Reverse Break Fee” shall have the meaning set forth in Section 10.2(b).
“Reverse Break Fee Escrow” shall have the meaning set forth in Section 6.15(c)(iv).
“Retention Bonus Plan” means the IA Communities Group, Inc. Retention Bonus Plan, adopted on March 17, 2015 and amended as of November 16, 2015, as in effect on the date hereof.
“Sample Closing Statement” means the sample calculation of the Cash, Closing Working Capital, Purchase Price Adjustment, Insurance Proration and Real Estate Tax Proration as set forth on Annex F.
“SEC” means the United States Securities and Exchange Commission.
“SEC Reports” shall have the meaning set forth in Article III.
“Seller” shall have the meaning set forth in the Preamble.
“Seller Indemnified Parties” shall have the meaning set forth in Section 8.2(b).
“Seller Marks” shall have the meaning set forth in Section 6.6.
“Seller PCA Amount” shall have the meaning set forth in Section 6.2(c)(iv).
“Share Unit” means a notional “share unit” of the Company granted pursuant to the Company’s 2014 Share Unit Plan.
“Share Units Expenses” shall have the meaning set forth in Section 2.10.
“Shares” means the issued and outstanding shares of common stock, $0.01 par value per share of the Company (as shall be converted to limited liability company interests upon its Conversion).
“Skadden” shall have the meaning set forth in Section 2.5(a).
“Solvent” shall have the meaning set forth in Section 5.8.
“Straddle Period” means any Tax period beginning on or before the Closing Date and ending after the Closing Date.
“Student Lease” means any housing lease which provides for the occupancy by any individual person (or an entity on behalf of an individual person) at any Community to which a Company Subsidiary is a party.
“Subsidiaries Sale” shall have the meaning set forth in the Recitals.
“Subsidiary” means, with respect to any Person, (a) a corporation of which more than fifty percent (50%) of the combined voting power of the outstanding voting stock is owned, directly or indirectly, by such Person, or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries thereof; (b) a partnership of which such Person, or one or more other Subsidiaries of such Person, or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (c) a limited liability company of which such Person, or one or more other Subsidiaries of such Person, or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; or (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person, or such Person and one or more other Subsidiaries thereof, directly or indirectly, has the majority ownership power to direct the policies, management and affairs thereof.
“Subsidiary Equity Interests” shall have the meaning set forth in Section 4.4(b).
“Substantial Completion” shall have the meaning set forth in the copy of the Austin Loan Agreement delivered electronically to Buyer as of the date hereof; provided, however, that for purposes of this Agreement and for avoidance of doubt, the parties hereto hereby agree that (i) “Substantial Completion” shall be deemed to include (a) issuance of a temporary certificate of occupancy or certificate of occupancy from the appropriate Governmental Authority required for residents to fully occupy the units and utilize all amenities in the Austin Development and (b) completion and full availability to residents of the Austin Amenities, and (ii) “Plans and Specifications” shall mean the Development Plans for the Austin Development as set forth on Section 1.1-6 of the Disclosure Schedule.
“Surviving Covenants” shall have the meaning set forth in Section 8.1.
“Tax” or “Taxes” means all taxes, assessments, charges, duties, fees, levies, imposts or other similar charges imposed by a Governmental Authority (whether disputed or not), including all income, franchise, profits, capital gains, capital stock, transfer, unclaimed property, escheat, environmental, gross receipts, sales, use, service, occupation, ad valorem, property, excise, severance, windfall profits, premium, stamp, license, payroll, employment, social security, unemployment, disability, Medicare, alternative minimum, add-on, value-added, withholding and other taxes, assessments, charges, duties, fees, levies, imposts or other similar charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, additional amounts imposed by any Governmental Authority, penalties and interest.
“Tax Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.
“Tax Claim” shall have the meaning set forth in Section 9.3(a).
“Tax Return” means any report, return, election, document, estimated tax filing, information return, claim for refund, or statement, declaration or other filing provided to any Tax Authority including any schedule or attachment thereto and including any amendments thereto.
“Tenant” means any Person with the right to use or occupy space at any Community under a Retail Lease or Student Lease.
“Third Party” shall have the meaning set forth in Section 4.5(h).
“Third Party Approvals and Notifications” shall have the meaning set forth in Section 6.3(a).
“Third Party Claim” shall have the meaning set forth in Section 8.3(a).
“Title Insurance Policy” shall have the meaning set forth in Section 4.5(j).
“Title IV Plan” means any “pension plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA (other than a Multiemployer Plan).
“Transaction Document” means any agreement, instrument or document executed or delivered by any Party (or Affiliate thereof) to any other Party (or Affiliate thereof) at the Closing pursuant to the terms of this Agreement.
“Transfer Taxes” shall have the meaning set forth in Section 2.8(a).
“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“TRS” shall have the meaning set forth in Section 4.16(f).
“True-Up Accountant” shall have the meaning set forth in Section 2.7(c).
“UHCP” means, unless otherwise specifically stated herein or the context otherwise requires, (a) University House Communities Partners, Inc. with respect to the period prior to its Conversion and (b) University House Communities Partners, LLC with respect to the period from and after its Conversion.
“UHCTP” shall have the meaning set forth in Section 4.16(f).
“United States” or “U.S.” means the United States of America.
“University” means the university under any University Agreement.
“University Agreements” shall have the meaning set forth in Section 4.10(a)(iv).
“University Consent” means either (a) the waiver by any University of any rights under the applicable University Agreement arising as a result of, or the provision of such University’s consent to, the transactions contemplated by this Agreement and the Transaction Documents, which waiver or consent is required to be obtained pursuant to the terms of such University Agreement in order for such University Agreement to remain in full force and effect from and after the Closing or (b) the entry into a new agreement between Buyer (or the Company or applicable Company Subsidiary or other Affiliate of Buyer) and the University as required by the applicable University Agreement in the event of the consummation of the transactions contemplated by this Agreement and the Transaction Documents.
“Unresolved Items” shall have the meaning set forth in Section 2.7(c).
“Venue Community” means the Venue at the Ballpark (University of Alabama - Birmingham).
“WARN Act” means the federal Worker Adjustment and Retraining Notification Act and any similar state and local Laws.
“Withheld Property” shall have the meaning set forth in Section 6.13(d).
Section 1.2    Rules of Construction.

(a)All article, section, schedule, annex and exhibit references used in this Agreement are to articles, sections, schedules, annexes and exhibits to this Agreement unless otherwise specified. The schedules, annexes and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.
(b)When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
(c)If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.
(d)The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

ARTICLE II

PURCHASE AND SALE; CLOSING; PRE-CLOSING CONSENTS AND WAIVERS

Section 2.1    Purchase and Sale of Shares. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase and acquire from Seller, the Shares; provided, however, that, subject to Section 6.15, (i) one (1) Business Day prior to Closing and prior to the effective time of the Conversions, Buyer may cause the PA Affiliated Subsidiary to purchase and acquire from the Company the issued and outstanding Subsidiary Equity Interests of Walnut Street Holding Company, LLC, and, prior to Buyer’s purchase of the Shares on the Closing Date, and subject to the last two sentences of Section 9.4, cause certain other Affiliated Subsidiaries to purchase and acquire from the Company the issued and outstanding Subsidiary Equity Interests of certain Company Subsidiaries and (ii) a corresponding portion of the Final Purchase Price shall be paid in respect of any such purchase by any Affiliated Subsidiary. To the extent that Buyer elects to have the Affiliated Subsidiaries purchase such Subsidiary Equity Interests, references to Buyer shall include the Affiliated Subsidiaries and references to the purchase of the Shares shall include the purchases of Subsidiary Equity Interests, as appropriate, and the Parties shall cooperate to implement and document such purchases, including by execution of a separate purchase agreement (or other conveyance document) for each Affiliated Subsidiary’s purchase of Subsidiary Equity Interests and, as applicable, by properly documenting the intended sequencing of the PA Subsidiary Sale prior to the effective time of the Conversions.

Section 2.2    Consideration. The aggregate consideration payable by Buyer to Seller at the Closing for the Shares shall be an amount in cash equal to $1,410,000,000 (the “Initial Purchase Price”), which shall be:
(a)decreased by $163,776,210;
(b)decreased by the outstanding principal amount of, and any accrued and unpaid interest on (each, as of the Closing Date), all Assumed Existing Loans;
(c)to the extent not otherwise included in the Closing Statement or the calculation of the Purchase Price Adjustment, increased by the aggregate amount of any cash reserves or cash escrows being held by Lenders as of the Closing Date in connection with any of the Assumed Existing Loans to be assumed as of the Closing Date, if any;
(d)increased or decreased, as applicable, by the absolute value of the Estimated Purchase Price Adjustment or Purchase Price Adjustment, as applicable pursuant to Section 2.4(a);
(e)(i) decreased by the amount set forth in Section 2.2(e) of the Disclosure Schedule in the event the Kick-Out - Arena District is effected pursuant to Section 6.13(a), (ii) decreased by the amount set forth in Section 2.2(e) of the Disclosure Schedule in the event the Kick-Out - Century Hall is effected pursuant to Section 6.13(b), and (iii) decreased by the amount set forth in Section 2.2(e) of the Disclosure Schedule in the event the Kick-Out - Radian is effected pursuant to Section 6.13(c);
(f)increased by the Development Funding Amount;
(g)decreased by $14,000,000 in the event that (i) the Tenant Balance (as defined in the Radian Ground Lease) under the Radian Ground Lease is not reset and (ii) the Kick-Out - Radian has not been effected;
(h)decreased by the Seller PCA Amount or Resulting PCA Notice Amount, if applicable pursuant to Section 6.2(c);
(i)increased by the Estimated Insurance Proration or Insurance Proration, as applicable pursuant to Section 2.4(a);
(j)increased or decreased, as applicable, by the Estimated Real Estate Tax Proration or Real Estate Tax Proration, as applicable pursuant to Section 2.4(a);

(k)(i) decreased by $10,300,000 pursuant to Section 2.8(c) and (ii) decreased by the Closing Costs as defined in Section 2.8(a);
(l)decreased by the Reverse Break Fee Escrow if credited pursuant to Section 6.15;
(m)decreased by the Concession Losses, if and as applicable pursuant to Section 6.1(e).
The amount determined as a result of the foregoing calculation is the “Final Purchase Price”. The Final Purchase Price shall be paid by Buyer at the Closing pursuant to Section 2.4, and it shall be subject to adjustment following the Closing pursuant to Section 2.7.
Section 2.3    Estimated Purchase Price Adjustment. At least three (3) Business Days prior to Closing, Seller shall cause to be prepared and delivered to Buyer a statement, in form and substance consistent with the Sample Closing Statement, setting forth the Estimated Insurance Proration and Estimated Real Estate Tax Proration, the Estimated Closing Cash, the Estimated Working Capital, an estimate of the Closing Costs and the Estimated Purchase Price Adjustment, together with reasonably detailed supporting information, including the calculation of such items. Seller will afford Buyer and its Representatives reasonable opportunities to discuss and comment on the foregoing estimates and will consider in good faith any comments Buyer has with respect thereto.

Section 2.4    Payment on Closing

(a)At the Closing, Buyer shall deliver to Seller, by wire transfer of immediately available funds, the Final Purchase Price (calculated using (i) the Estimated Purchase Price Adjustment in lieu of the Purchase Price Adjustment in Section 2.2(d), (ii) the Estimated Insurance Proration in lieu of the Insurance Proration in Section 2.2(i) and (iii) the Estimated Real Estate Tax Proration in lieu of the Real Estate Tax Proration in Section 2.2(j)).
(b)Seller shall have the option to use a portion of the Final Purchase Price to pay the Lenders in respect of the Prepaid Existing Loans to be prepaid or defeased at the Closing (and after giving effect to the allocation between Buyer and Seller of any costs or expenses related to such prepayment pursuant to Section 2.8), in such amounts as are necessary to fully prepay or defease (as applicable) each such Prepaid Existing Loan, thereby causing each such Prepaid Existing Loan to terminate as of, and cease to be in effect from and after, the Closing (unless defeased, in which case, such Prepaid Existing Loan will remain outstanding and the loan documents with respect thereto shall be assumed by a successor borrower to the extent required under such loan documents). Furthermore, the Parties acknowledge and agree that Buyer may only assume Existing Loans at the Closing for which a Lender Consent has been received or will be received on the Closing Date substantially contemporaneously with the consummation of the transactions contemplated by this Agreement.
Section 2.5    The Closing.

(a)The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), 155 North Wacker Drive, Suite 2800, Chicago, Illinois, on the third Business Day (or such other date as the Parties may mutually agree) following the satisfaction or waiver of all of the conditions to the obligations of the Parties to consummate the Closing as set forth in Article VII (other than conditions with respect to actions the Parties shall take at the Closing itself, or with respect to the PA Subsidiary Sale, if applicable, and the Conversions, which will be taken one (1) Business Day prior to the Closing, or which, by their nature, cannot be satisfied until the Closing, but subject to the satisfaction of such conditions at the Closing) (the date on which the Closing ultimately occurs, the “Closing Date”). The Closing shall be deemed to have been consummated at the Cut-off Time.
(b)As to any of the Assumed Existing Loans (other than the Radian Loan), if Buyer has been unable to obtain a Lender Consent for an Assumed Existing Loan by the earlier of (x) June 1, 2016 and (y) the date which Seller would be required, pursuant to the loan documents for such Existing Loan, to notify Lender of a prepayment or defeasance of such Existing Loan in order to prepay or defease such Existing Loan on the End Date, then Seller shall provide to the Lender for such Existing Loan a notice of prepayment or, if prepayment is not available, defeasance (a copy of which shall be simultaneously delivered to Buyer), and such Existing Loan shall be deemed a Prepaid Existing Loan for purposes of this Agreement (and Annex A and Annex E shall be updated accordingly); provided, however, that Buyer shall continue to have the right to seek a Lender Consent for such Existing Loan through the End Date, and if, on or prior to the End Date, Buyer is able to obtain (i) a Lender Consent for such Existing Loan and (ii) to the extent such notice or prepayment or defeasance was expressly irrevocable pursuant to the loan documents for such Existing Loan, a consent from the lender for such Existing Loan to rescind such notice of prepayment of defeasance, such Existing Loan shall be deemed as of the End Date an Assumed Existing Loan for purposes of this Agreement (and Annex A and Annex E shall be updated accordingly). If the Lender Consent under the Radian Loan has not been obtained by May 31, 2016 and Buyer has made the election pursuant to Section 6.13(c) to exclude (or failed to timely provide written notice electing to exclude) from the Closing the Radian Company Subsidiaries, then Annex A (Assumed Existing Loans) shall be updated by Seller and promptly (and in any event within one (1) Business Day thereafter) to exclude the Radian Loan.
Section 2.6    Closing Deliverables. The following deliveries shall be made at the Closing:

(a)Seller shall deliver to Buyer:
(i)a certificate or certificates representing the Shares, duly endorsed in blank or with duly executed stock transfer powers attached;
(ii)a certificate dated the Closing Date, duly executed by an authorized officer of Seller, certifying that the conditions to the Closing specified in Section 7.2(a), Section 7.2(b), Section 7.2(c), Section 7.2(d), Section 7.2(e), Section 7.2(f) (if such condition is in effect) and Section 7.2(g) have been fulfilled;
(iii)a certificate dated the Closing Date, duly executed by an authorized officer of Seller, certifying Seller’s non-foreign status in accordance with Treasury Regulations Section 1.1445-2(b);
(iv)[Intentionally Omitted];
(v)a tax opinion from Hunton & Williams LLP providing that (A) each of the Company and UHCP was a QRS of Seller from the date of its respective formation until the effective time of its respective Conversion, and (B) each of the Company and UHCP has been and will be disregarded as an entity separate from Seller for U.S. federal income tax purposes from the effective time of its respective Conversion and ending as of the Company’s sale of the Shares, in substantially the form attached as Exhibit C and based on representations consistent with past practices for similar opinions issued by Hunton & Williams LLP involving issues related to Seller’s qualification as a REIT, as revised to reflect the opinions described herein;
(vi)for each Prepaid Existing Loan, a customary payoff letter from each applicable Lender indicating that upon payment of a specified amount or provision of specified defeasance collateral (as applicable), such Lender shall release its Liens on, and agree to execute Uniform Commercial Code Termination Statements and such other documents or endorsements necessary to release such Liens on, the assets and properties of the Company Subsidiaries;
(vii)such customary title affidavits and certificates as may be reasonably requested by Buyer in order to enable it to obtain title insurance in connection with the consummation of the transactions contemplated herein and in the other Transaction Documents, provided that Seller shall not be required to provide any (i) indemnities or (ii) affidavits in connection with any non-imputation endorsements;
(viii)with respect to the Real Property, such affidavits reasonably sufficient for the title insurance company procured by Buyer to delete any exceptions from Buyer’s title policies for parties-in-possession and mechanic’s or materialmen’s Liens, and such other affidavits as may be reasonably required by the title company of Buyer in connection with the issuance to Buyer of title insurance policies with a “non-imputation” endorsement, in each case insuring good and marketable title to the Real Property, subject only to the Permitted Liens without the standard pre-printed exceptions.

(b)Buyer shall deliver or cause to be delivered to Seller:
(i)the Final Purchase Price, in accordance with Section 2.4; and
(ii)a certificate, dated the Closing Date, duly executed by an authorized officer of Buyer, certifying that the conditions to the Closing specified in Section 7.3(a) and Section 7.3(b) have been fulfilled.
Section 2.7    Purchase Price Adjustment.

(a)As soon as reasonably practicable following the Closing Date, and in any event within ninety (90) days thereafter, Buyer shall prepare and deliver to Seller a statement setting forth Buyer’s good faith calculation of the Insurance Proration, Real Estate Tax Proration and the Purchase Price Adjustment, together with reasonably detailed supporting information, including the calculation of the Closing Working Capital, Closing Cash and Closing Costs (the “Closing Statement”). The Closing Statement shall be in form and substance consistent with the Sample Closing Statement.
(b)From and after delivery of the Closing Statement, Buyer shall, and shall cause its Affiliates (including the Company and the Company Subsidiaries) to, provide Seller and its Representatives reasonable access to the Communities or the Company’s, Company Subsidiaries’ or Buyer’s principal place of business where the applicable books and records are maintained to review such books and records to enable Seller to audit the same with respect to the Closing Statement. Within ninety (90) days after Seller’s receipt of the Closing Statement (the “Initial Review Period”), Seller shall notify Buyer as to whether Seller agrees or disagrees with any component of the Closing Statement and, if Seller disagrees, such notice shall set forth in reasonable detail the particulars of such disagreement (a “Notice of Disagreement”). If Seller provides a notice of its agreement with the Closing Statement or does not provide a Notice of Disagreement within the Initial Review Period, then Seller shall be deemed to have accepted the calculations and the amounts set forth in the Closing Statement delivered by Buyer, which shall then be final, binding and conclusive for all purposes hereunder. If any such Notice of Disagreement is timely provided, then Seller and Buyer shall use reasonable best efforts for a period of thirty (30) days (the “Final Closing Statement Negotiation Period”) thereafter to resolve any disagreements with respect to the calculations or amounts set forth in the Closing Statement.
(c)If any matters remain in dispute (the “Unresolved Items”) at the expiration of the Final Closing Statement Negotiation Period, then the Seller and Buyer shall mutually select an independent accounting firm of recognized national standing which is not providing services to Seller or Buyer at such time, which accounting firm shall resolve such Unresolved Items, acting as an arbitrator, but in no case shall they review or propose any resolution for any matters that are not Unresolved Items. If the Buyer and Seller are not able to agree on an accounting firm, then Seller shall within ten (10) days deliver to Buyer a listing of three (3) other accounting firms of recognized national or regional standing and Buyer shall within ten (10) days after receipt of such list, select one (1) of such three (3) accounting firms; provided that the firm ultimately selected may not be performing audit or other services for Seller or Buyer at such time (such firm as is ultimately selected pursuant to the aforementioned procedures being the “True-Up Accountant”). Buyer and Seller shall use their reasonable best efforts to cause the True-Up Accountant to issue its written determination regarding the Unresolved Items within thirty (30) days after such Unresolved Items are submitted for review or as soon thereafter as practicable. The True-Up Accountant shall make a determination with respect to the Unresolved Items only and shall be limited to those adjustments, if any, that need to be made in order for the Closing Statement to comply with the Accounting Principles and the relevant definitions contained in this Agreement. In no event shall the True-Up Accountant’s determination of any Unresolved Items be outside the range of Buyer’s and Seller’s disagreement. The determination of the True-Up Accountant shall be final, binding and conclusive for all purposes hereunder and may be entered and enforced in any court having jurisdiction. Such amounts as finally determined by the True-Up Accountant shall be used to determine the Insurance Proration, Real Estate Tax Proration and the Purchase Price Adjustment.
(d)Buyer and Seller shall share the fees and expenses of the True-Up Accountant in inverse proportion to the relative amounts of the Unresolved Items determined in favor of such Party, in accordance with the following formulas: (i) Seller shall pay a portion of such fees and expenses equal to the total fees and expenses multiplied by a fraction, the numerator of which is the dollar amount of Unresolved Items resolved in favor of Buyer, and the denominator of which is the total dollar amount of Unresolved Items and (ii) Buyer shall pay a portion of such fees and expenses equal to the total fees and expenses multiplied by a fraction, the numerator of which is the dollar amount of Unresolved Items resolved in favor of Seller and the denominator of which is the total dollar amount of Unresolved Items.
(e)Within five (5) Business Days of (i) the date on which the Initial Review Period expires without a Notice of Disagreement, or if a Notice of Disagreement has been timely given by Seller to Buyer, the date on which the last disputed item required to determine the Insurance Proration, Real Estate Tax Proration and the Purchase Price Adjustment is resolved pursuant to Section 2.7(b) and Section 2.7(c) or (ii) any earlier date on which Seller notifies Buyer that they agree with the Closing Statement:
(A)if the Insurance Proration, Real Estate Tax Proration and the Purchase Price Adjustment results in an increase in the Final Purchase Price, Buyer shall pay to Seller an aggregate amount equal to the absolute value of the difference between the Estimated Insurance Proration, Estimated Real Estate Tax Proration and Estimated Purchase Price Adjustment, on the one hand, and the Insurance Proration, Real Estate Tax Proration and Purchase Price Adjustment, on the other hand; and
(B)if the Insurance Proration, Real Estate Tax Proration and the Purchase Price Adjustment results in a decrease in the Final Purchase Price, Seller shall pay to Buyer an aggregate amount equal to the absolute value of the difference between the Estimated Insurance Proration, Estimated Real Estate Tax Proration and Estimated Purchase Price Adjustment, on the one hand, and the Insurance Proration, Real Estate Tax Proration and Purchase Price Adjustment, on the other hand.
(f)Any payment pursuant to this Section 2.7 shall be made by Buyer or Seller, as the case may be, by wire transfer of immediately available funds to such account or accounts of such other Party as may be designated by such other Party in writing.
(g)Except as otherwise required by Law, any payment made pursuant to Section 2.7(e) shall be treated as an adjustment to the Final Purchase Price for income Tax purposes.
Section 2.8    Closing Costs.
(a)In connection with the Closing, subject to Buyer receiving credit therefor pursuant to Section 2.2(k)(ii), Buyer shall bear those out-of-pocket costs, fees and expenses (other than any legal, advisory or other professional fees incurred by Seller or any of its Affiliates, which shall be the sole responsibility of Seller or any of its Affiliates) required to be incurred in connection with, or arising as a result of, (i) obtaining any Third Party Approvals and Notifications, including (A) obtaining any Lender Consent (covering in all cases any legal fees incurred by a third party, application fees, agency fees, or transfer fees (whether pursuant to the terms of the applicable Existing Loan or otherwise) or any title or other miscellaneous search fees), and (B) obtaining any University Consent or the consent or estoppel of a landlord under a Ground Lease (it being understood that no payments made to any ground lessor or University on account of any Third Party Approvals and Notifications shall be included in Closing Costs except for their legal and third party fees, application fees and other processing fees and charges and expenses), (ii) the property condition reports and any other third party reports related to Buyer’s diligence of, or access to, the Company, the Company Subsidiaries, the Real Property or the Communities including without limitation, title, survey and zoning reports, but only if in each case such reports, or other information are or have been expressly ordered or purchased by Buyer, (iii) the Share Units Expenses set forth in Annex I, (iv) amounts payable to employees of the Company and the Company Subsidiaries, including, without limitation, pursuant to the Retention Bonus Plan and Change In Control Severance Plan, (v) releases of all Liens, with associated costs as set forth on Section 2.8(a) of the Disclosure Schedule, against any of the assets of the Company and its Subsidiaries, (vi) costs paid or payable in connection with a termination of the Dallas office lease, (vii) all sales, use, transfer and other similar Taxes, including any realty transfer Tax and any stock or asset transfer stamp Tax, arising from the purchase by Buyer and sale of the Interests and the direct or indirect transfer of the Communities and the Real Property (the “Transfer Taxes”), (viii) all mortgage Taxes, loan origination fees, appraisal, due diligence and application costs and other expenses in connection with obtaining new financing on the Real Property and (ix) the lesser of (A) 50% of the cost of the director and officer liability insurance policy purchased pursuant to Section 6.11(f) hereof or (B) the cost of such policy that exceeds $80,000 (all such costs, fees and expenses, and all Transfer Taxes, are referred to herein as “Closing Costs”). In addition, for purposes of Section 2.2(k)(ii) only, Closing Costs may also include additional costs not set forth above reasonably incurred to satisfy the conditions to Closing set forth in Section 7.1 and Section 7.2. Closing Costs must be reasonable and documented.
(b)In connection with the Closing, Buyer shall bear any and all costs incurred in connection with prepaying or defeasing any Existing Loan (other than Item 1 on Annex E as delivered on the date hereof), provided that, pursuant to Section 6.1(b) hereof, neither the Company nor Seller shall prepay or defease any Existing Loan (other than Item 1 on Annex E as delivered on the date hereof), or agree to the foregoing, without the prior written consent of Buyer or as permitted pursuant to Section 2.5(b).
(c)The Final Purchase Price paid by Buyer at the Closing shall be adjusted at Closing in the amount of $10.3 million pursuant to Section 2.2(k), which amount shall serve as a credit to Buyer in connection with the Closing to assist the Buyer in paying expenses and costs not otherwise provided for in Section 2.8(a) above, including without limitation, the Buyer identified costs included in Tab 4 of Annex F.
Section 2.9    Withholding. Buyer shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any payment payable pursuant to this Agreement, including the Reverse Break Fee, the amounts required to be deducted and withheld under the Code, or any provisions of state, local or foreign Tax Laws, with respect to the making of such payment and, to the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to Seller. Buyer and its Affiliates shall notify Seller no later than the tenth (10th) day prior to Closing (or as soon as reasonably practicable after such day) of its intention to make any such deduction or withholding and the basis therefor, and shall reasonably cooperate with Seller to obtain any available exemptions from or reductions of any withholding. Buyer has no knowledge of any withholding required in connection with the payments under this Agreement as of the date hereof.

Section 2.10    Share Units. Subject to Section 2.8, at or prior to the Closing, Seller shall cause each holder of a Share Unit which is outstanding at that time to be paid an amount in cash equal to the product of (a) the Fair Market Value (as defined in the Company’s 2014 Share Unit Plan) of the Share Unit and (b) the number of Share Units subject to the applicable award of Share Units (less applicable withholding), which amount will be paid regardless of any vesting requirement which may otherwise have applied to such Share Unit following the Closing under the original terms of the award of Share Units (any such amounts paid or withheld plus the employer portion of any payroll Taxes due with respect thereto, “Share Units Expenses”). Except as specified above, such payments shall be made subject to the terms of the Company’s 2014 Share Unit Plan and applicable award agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO SELLER
Except (a) as disclosed in the Disclosure Schedule or (b) disclosed in the Forms 10-K and 10-Q reports filed by Seller with the SEC since January 1, 2015 (all such forms, but excluding any exhibits and schedules thereto, filed since such time, and as amended from time to time (excluding any items incorporated by reference therein and excluding any statements relating to the disclosure of U.S. federal income tax considerations and consequences)), and including any amendments or supplements thereto, in each case as filed with the SEC by Seller and publicly available on the SEC’s EDGAR website not less than one (1) Business Day prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors” and any disclosures that are predictive, forward-looking or cautionary in nature) (collectively, the “SEC Reports”); provided, however, that any such disclosures in such SEC Reports shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty; Seller hereby represents and warrants to Buyer as follows:
Section 3.1    Organization of Seller. Seller is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has the requisite power and authority to own or lease its assets and to conduct its business as it is now being conducted.

Section 3.2    Authorization; Enforceability. Seller has all requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform all obligations to be performed by it hereunder or thereunder. The execution and delivery of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby or thereby have been duly and validly authorized and approved by all requisite action on the part of Seller. This Agreement has been, and as of the Closing Date, each of the Transaction Documents to which Seller is a party will be, duly and validly executed and delivered by Seller and constitutes, or in the case of such Transaction Documents, will constitute a legally valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, in each case, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 3.3    No Conflict.

(a)Except as may result from any facts or circumstances relating solely to Buyer, none of the execution and delivery by Seller of this Agreement or the Transaction Documents to which it is a party, the consummation of the transactions contemplated hereby or thereby by Seller, or the compliance by Seller with any of the provisions hereof or thereof will (i) conflict with, or result in any violation of, its Organizational Documents or any Law or (ii) conflict with, or result in any violation of or default under, or give rise to a right of termination or cancellation of any material obligation or the loss of a material benefit under, any Material Contract to which Seller is a party or by which Seller or its properties or assets are bound, except, in the case of this clause (ii), for such conflicts, violations, defaults, terminations or cancellations as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Seller to enter into and perform its obligations under this Agreement or the Transaction Documents to which it is a party or consummate the transactions contemplated hereby or thereby.
(b)No consent, waiver, approval, order or Permit of, or declaration or filing with, or notification to, any Governmental Authority is required on the part of Seller in connection with the execution and delivery by Seller of this Agreement or the Transaction Documents to which it is a party or the consummation by Seller of the transactions contemplated hereby or thereby, except for such consents, waivers, approvals, orders, Permits, declarations, filings or notifications, the failure of which to make or obtain, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Seller to enter into and perform its obligations under this Agreement or the Transaction Documents to which it is a party or consummate the transactions contemplated hereby or thereby.
Section 3.4    Litigation. As of the date of this Agreement, (a) there are no Legal Proceedings pending or, to the knowledge of Seller, threatened in writing by any Person, against Seller and (b) there is no outstanding order or unsatisfied judgment against Seller, in each case, that would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Seller to enter into and perform its obligations under this Agreement or the Transaction Documents to which it is a party or consummate the transactions contemplated hereby or thereby.

Section 3.5    Ownership of Shares. Seller has good title to, holds of record and owns beneficially the Shares free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Law. Upon consummation of the transactions contemplated by this Agreement, Buyer will own the Shares free and clear of all Liens other than (i) transfer restrictions imposed thereon by applicable securities Laws and (ii) any Liens created by Buyer or its Affiliates.

Section 3.6    Brokers’ Fees. Except for Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, whose fees will be paid by Seller, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or the Transaction Documents based upon any Contract with Seller or any of its Affiliates, including the Company

Section 3.7    No Vote Required. No vote of the holders of Seller common stock is required to authorize the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY AND THE
COMPANY SUBSIDIARIES
Except (a) as disclosed in the Disclosure Schedule or (b) disclosed in the SEC Reports, the Company hereby represents and warrants to Buyer as follows:
Section 4.1    Organization of the Company and the Company Subsidiaries. Section 1.1-2 of the Disclosure Schedule identifies each Company Subsidiary, indicates its jurisdiction of organization, and the Company and each Company Subsidiary is the type of entity set forth across from its name on Section 1.1-2 of the Disclosure Schedule, duly organized, validly existing and in good standing under the Laws of its jurisdiction and has the requisite power and authority to own or lease its assets and to conduct its business as it is now being conducted. The Company and each Company Subsidiary is duly licensed or qualified in each jurisdiction in which the ownership or operation of its assets or the character of its activities is such as to require it to be so licensed or qualified, except where such failures to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
Section 4.2    Authority; Binding Nature of Agreement. The Company has all requisite power and authority to execute and deliver this Agreement and each other Transaction Document, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company. This Agreement has been, and each of the Transaction Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Transaction Documents will, when so executed and delivered, constitute, the legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.3    No Conflict; Regulatory Approvals.

(a)None of the execution and delivery by the Company of this Agreement or the Transaction Documents to which the Company or any Company Subsidiary is a party, the consummation of the transactions contemplated hereby or thereby or the compliance by the Company or any Company Subsidiary with any of the provisions hereof or thereof will (i) conflict with, or result in any violation of, the Organizational Documents of the Company or any of the Company Subsidiaries or any Law or (ii) conflict with, or result in any violation of or default under, or give rise to a right of termination or cancellation under, any provision of any Material Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any of their respective properties or assets are bound, except, in the case of this clause (ii), for such conflicts, violations, defaults, terminations or cancellations as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
(b)No consent, waiver, approval, order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Authority is required on the part of the Company or any of the Company Subsidiaries in connection with the execution and delivery by the Company or any of the Company Subsidiaries of this Agreement or the Transaction Documents to which the Company or any of the Company Subsidiaries is a party or the consummation of the transactions contemplated hereby or thereby except for such consents, waivers, approvals, orders, Permits, declarations, filings or notifications, the failure of which to make or obtain, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
Section 4.4    Capitalization of the Company and the Company Subsidiaries.

(a)The authorized capital stock of the Company consists of 100,000 Shares. As of the date hereof, there are 1,000 Shares issued. All of the issued and outstanding Shares were duly authorized for issuance and are validly issued, fully paid and non-assessable. None of the Shares were issued in violation of any preemptive rights. As of the date hereof, except as set forth on Section 4.4(a) of the Disclosure Schedule, there are no options, warrants, convertible securities, phantom interests or other rights, agreements, arrangements or commitments of any character relating to the Shares. As of the date hereof, except as set forth on Section 4.4(a) of the Disclosure Schedule, the Company has not granted or otherwise entered into any written agreement with respect to any options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the Shares or obligating the Company to issue or sell any Shares, or any other interest in, the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Shares. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.
(b)As of the date of this Agreement, the Company has no Subsidiaries, other than the Company Subsidiaries. Section 4.4(b) of the Disclosure Schedule sets forth the number of authorized equity interests of each of the Company Subsidiaries, and such equity interests represent all of the authorized capital stock or other equity interests of each such Company Subsidiary, as of the date of this Agreement. All of the issued and outstanding equity interests of each of the Company Subsidiaries were duly authorized for issuance and are validly issued, fully paid and non-assessable (such issued and outstanding equity interests, collectively, the “Subsidiary Equity Interests”), and all such Subsidiary Equity Interests (other than the JV Equity Interests owned by the JV Counterparty) are owned by the Company or the Company Subsidiaries free and clear of all Liens other than (i) transfer restrictions imposed thereon by applicable securities Laws, the Existing Loans and the JV Agreement and (ii) any Liens created by Buyer or its respective Affiliates. None of the Subsidiary Equity Interests was issued in violation of any preemptive rights. Except pursuant to the JV Agreement, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the Subsidiary Equity Interests. Except pursuant to the JV Agreement, there are no written agreement with respect to any options, warrants, convertible securities, phantom interests or other rights, agreements, arrangements or commitments of any character relating to the Subsidiary Equity Interests or obligating the Company or any Company Subsidiary to issue or sell any Subsidiary Equity Interests, or any other interest in, the Company Subsidiaries. Except pursuant to the JV Agreement, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Subsidiary Equity Interests.
Section 4.5    Real Property.

(a)The Owned Real Property constitutes all the real property owned by the Company or any of the Company Subsidiaries, and the Leased Real Property constitutes all the real property leased or subleased by the Company or any of the Company Subsidiaries as a tenant thereunder.
(b)The Company or Company Subsidiary is the sole beneficial and record owner of and has good and valid fee simple title to the Owned Real Property, and is the sole beneficial and record owner of and has good and valid leasehold title to the Leased Real Property, in each case, which is indicated on Section 4.5(b) of the Disclosure Schedule as being owned or leased by the Company or Company Subsidiary, as applicable, free and clear of all Liens, other than Permitted Liens.
(c)Except pursuant to the Retail Leases or Student Leases, no Person other than the Company and the applicable Company Subsidiaries has the right to use or occupy the Real Property as of the date hereof. Except as disclosed in any real property files that have been Made Available to Buyer including, without limitation, the Property Reports, as of the date hereof, the Company has not received any written notice of any threatened, and to the Knowledge of the Company there are no pending, condemnation proceedings with respect to the Real Property that would, individually or in the aggregate, be materially adverse to any Real Property.
(d)Section 4.5(d) of the Disclosure Schedule sets forth as the date of this Agreement a rent-roll showing the name of each Tenant, the Community name and unit number, the date of each such Student Lease and the monthly and annual rent and security deposits being held. None of the Company or any of the Company Subsidiaries is in material breach of or material default under any Student Lease.
(e)Except as set forth on Section 4.5(e) of the Disclosure Schedule, there are no material Tax abatements or exemptions specifically affecting the Real Properties, and the Company and the Company Subsidiaries have not received any written notice of (and the Company and the Company Subsidiaries do not have any Knowledge of) any proposed increase in the assessed valuation of any of the Real Properties or of any proposed public improvement assessments in each case that will result in the Taxes or assessments payable in the next tax period increasing by an amount material to the Company and the Company Subsidiaries, considered as a whole.
(f)Neither the Company nor any Company Subsidiary has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Real Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Real Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Real Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect or a material adverse effect on the operations, business, condition (financial or otherwise), use or value of any individual Real Property, or of any pending written threat of modification or cancellation of any of same, that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect or a material adverse effect on the operations, business, condition (financial or otherwise), use or value of any individual Real Property, or (ii) written notice of any uncured violation of any Laws affecting any of the Real Properties which individually or in the aggregate would reasonably be expected to have a Material Adverse Effect or a material adverse effect on the operations, business, condition (financial or otherwise), use or value of any individual Real Property.
(g)No certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the Real Properties or any agreement, easement or other right that is necessary to permit the current use of the buildings and improvements on any of the Real Properties or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Real Properties has failed to be obtained or is not in full force and effect, and neither Company nor any Company Subsidiary has received written notice of any outstanding threat of modification, suspension or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect or a material adverse effect on the operations, business, condition (financial or otherwise), use or value of any individual Real Property.
(h)Except for Permitted Liens or as set forth in Section 4.5(h) of the Disclosure Schedule, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Real Property or any portion thereof that would materially adversely affect the Company’s, or any Company Subsidiary’s, ownership, ground lease or right to use a Real Property, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Real Property or any portion thereof that is owned by any Company Subsidiary, which, in each case, is in favor of any party other than Company or a Company Subsidiary (“Third Party”).
(i)Except as set forth in Section 4.5(i) of the Disclosure Schedule, neither Company nor any Company Subsidiary is a party to any agreement pursuant to which Company or any Company Subsidiary manages or manages the development of any real property for any Third Party.
(j)Each Company Subsidiary is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Real Property (each, a “Title Insurance Policy” and, collectively, the “Title Insurance Policies”). A copy of each Title Insurance Policy in the possession of the Company and any Company Subsidiary as of the date hereof has been Made Available to Buyer. No written claim has been made against any Title Insurance Policy, which remains pending and, which, individually or in the aggregate, would be material to any Real Property.
(k)To the Knowledge of Seller, Section 4.5(k) of the Disclosure Schedule lists each Real Property which is (i) under development as of the date hereof, and describes the status of such development as of the date hereof, and (ii) which is subject to a binding agreement for development or commencement of construction by the Company or a Company Subsidiary, in each case other than those pertaining to minor capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business.

(l) Except (A) as set forth in Section 4.5(l) of the Disclosure Schedule or (B) as, individually or in the aggregate, would cost the Company and the Company Subsidiaries less than $250,000 to repair or otherwise remediate for any Real Property, there are no (i) structural and building envelope defects relating to any Real Property, (ii) Real Properties whose building systems are not in working order, or (iii) physical damage to any Real Property for which there is not insurance in effect covering the cost of the restoration and the loss of revenue. Neither the Company for any Company Subsidiary has taken any action or failed to take any action which would invalidate or terminate any of the existing warranties for any building system at any of the Real Properties, including in accordance with applicable Law.
(m)Except as set forth in Section 4.5(m) of the Disclosure Schedule, there are no pending tax appeals for any of the Real Properties.
Section 4.6    Personal Property. The Company or the applicable Company Subsidiary owns, or has a valid leasehold interest in, free and clear of all liens and encumbrances other than the Permitted Liens, all of the personal property (excluding Intellectual Property) as is necessary to conduct the business of the Company and the Company Subsidiaries as currently conducted, except where the failure of such ownership or valid leasehold interest would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 4.7    ERISA; Employees.

(a)Section 4.7(a) of the Disclosure Schedule sets forth a list of each material Plan. With respect to each Plan, the Company has Made Available to Buyer true and complete copies of, as applicable: (i) all plan documents, including all amendments thereto; (ii) if applicable, the most recent annual report (Form 5500 series) filed with the IRS; and (iii) the most recent determination or prototype opinion letter, if any, issued by the IRS.
(b)Except as indicated on Section 4.7(b) of the Disclosure Schedule, (i) each Plan complies in form and in operation, and has been administered in accordance with, its terms and the applicable requirements of ERISA, the Code and other applicable Law, in each case, in all material respects, (ii) other than ordinary and routine claims for benefits, there is no claim or lawsuit pending or, to the Knowledge of the Company, threatened in writing against or with respect to any Plan, (iii) no Plan is the subject of an audit or investigation by any Governmental Authority, nor, to the Knowledge of the Company, is any such audit or investigation threatened in writing, and (iv) all payments and/or contributions required to have been made with respect to all Plans either have been made or have been accrued in accordance with the terms of the applicable Plan and applicable Law.
(c)Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS, may rely upon a prototype opinion letter from the IRS or has pending or has time remaining in which to file an application for such a determination from the IRS. To the Knowledge of the Company, no fact or event has occurred that could reasonably be expected to cause the loss of such qualified status.
(d)None of the Company, any of the Company Subsidiaries or any of their respective ERISA Affiliates maintains or contributes to, has any obligation to contribute to, or has, during the six (6) years prior to the date of this Agreement, maintained or contributed to or had any obligation to contribute to, any Title IV Plan or any Multiemployer Plan. None of the Plans provides health care or any other non-pension benefits to any employees after their employment is terminated (other than (1) as required by Part 6 of Subtitle B of Title I of ERISA or similar state law, (2) life insurance benefits or disability benefits under a Plan that is an welfare plan within the meaning of Section 3(1) of ERISA or (3) benefits in the nature of severance pay) and the Company has never promised to provide such post-termination benefits.
(e)No Plan is subject to the laws of any jurisdiction outside the United States.
(f)Except as contemplated by Section 2.10 or as indicated on Section 4.7(f) of the Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any Company Subsidiary; (ii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of the Company or any Company Subsidiary.
Section 4.8    Employment Matters.
(a)The Company has Made Available a complete and accurate list of all persons employed by the Company or any Company Subsidiary as of the date of this Agreement (the “Employees”) (including any person who has accepted an offer of employment but has not yet commenced employment with the Company or any Company Subsidiary).
(b)With respect to the Employees, (i) as of the date of this Agreement there are no, and during the three (3) years prior to the date of this Agreement (the “Applicable Period”) there have not been, any formal or informal grievances, complaints, charges, litigation, governmental audits or investigations, court orders, decrees, injunctions, judgments or private settlement contracts with respect to employment or labor matters (including allegations of employment discrimination, retaliation, noncompliance with wage and hour laws or unfair labor practices) pending, threatened or resolved against the Company or any Company Subsidiary before the U.S. Equal Employment Opportunity Commission, any other Governmental Authority responsible for the prevention of unlawful employment practices, or in any other judicial, regulatory, administrative or arbitral forum; (ii) the Company and each Company Subsidiary is as of the date of this Agreement, and throughout the Applicable Period has been, in compliance with all Laws respecting labor and employment matters, including with respect to fair employment practices, workplace safety and health, contractor classification, work authorization and immigration, unemployment compensation, workers’ compensation, affirmative action, terms and conditions of employment, employee leaves of absence and wages and hours, including payment of minimum wages and overtime; (iii) neither the Company nor any Company Subsidiary is delinquent in payments to any Employees for any services performed for it or for expenses to be reimbursed; (iv) at no time during the Applicable Period has the Company or any Company Subsidiary received written notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment Laws to conduct any investigation with respect to the Company, any Company Subsidiary or any of the Employees; (v) during the Applicable Period through the date of this Agreement, neither the Company nor any Company Subsidiary has been a party to or otherwise bound by any consent decree with or citation by any Governmental Authority relating to employees or employment practices; (vi) during the Applicable Period neither the Company nor any Company Subsidiary has experienced a “plant closing” or “mass layoff” as defined in the WARN Act; and (vii) during the ninety (90) day period preceding the date of this Agreement, no individual has experienced an “employment loss” as defined in the WARN Act with respect to the Company or any Company Subsidiary.
Section 4.9    Labor Matters. During the Applicable Period, neither the Company nor any Company Subsidiary is or has been a party to any collective bargaining agreement with any labor organization, group or association, in each case, with respect to employees of the Company or any Company Subsidiary. To the Knowledge of the Company, during the Applicable Period, no organizational effort is or has been being made or threatened in writing by or on behalf of any labor union with respect to employees of the Company or any Company Subsidiary, neither the Company nor any Company Subsidiary has experienced any material strike, work stoppage or lockout with respect to employees of the Company or any Company Subsidiary during the three (3) years prior to the date of this Agreement.

Section 4.10    Contracts.

(a)Section 4.10(a) of the Disclosure Schedule sets forth a list of the following Contracts to which the Company or any of the Company Subsidiaries is a party or by which it is bound in effect on the date of this Agreement (each Contract that is required to be listed in Section 4.10(a) of the Disclosure Schedule, being a “Material Contract”):
(i)each ground lease Contract pursuant to which the Company or a Company Subsidiary leases any of the Leased Real Property from a third-party landlord (collectively, the “Ground Leases”);
(ii)each Contract pursuant to which the Company or a Company Subsidiary leases as a tenant any of the Real Property from a third-party landlord, other than the Ground Leases (collectively, the “Office Leases”);

(iii)each Contract pursuant to which the Company or a Company Subsidiary leases as landlord any of the Real Property to a third-party for retail or commercial use, but excluding any Student Lease (collectively, the “Retail Leases”);
(iv)each Contract by and between the Company or a Company Subsidiary, on the one hand, and a University on the other hand (collectively, the “University Agreements”);
(v)each principal loan Contract evidencing or entered into in connection with the Existing Loans;
(vi)each Contract creating any joint venture, partnership or similar relationship between the Company or any Company Subsidiary and an unaffiliated third party;
(vii)each Contract with any current officer or director of the Company, other than any Plan;
(viii)each Contract with any labor union or association representing any employee of the Company;
(ix)each Contract limiting or restraining the Company from engaging or competing in any lines of business with any other Person;
(x)each Contract for the sale of any of the assets of the Company other than in the ordinary course of business, for consideration in excess of $250,000;
(xi)each Contract relating to any acquisition to be made by the Company of any operating business or the capital stock of any other Person, in each case for consideration in excess of $250,000;
(xii)each Contract relating to the incurrence of Indebtedness, or the making of any loans, in each case involving amounts in excess of $250,000;
(xiii)each Contract granting any third party the right to develop, construct, market, manage, finance or sell any of the Real Property reasonably expected to involve payments of $250,000 or more in any future twelve (12) month period with respect to any single Real Property or Community (provided that any such Contract listed in another subsection of this Section 4.10(a) shall not also be required to be listed in this Section 4.10(a)(xiii));
(xiv)each Contract under which the Company or any Company Subsidiary is granted rights by others in material Company Intellectual Property (other than commercial off the shelf software), or under which the Company or any Company Subsidiary has granted rights to others in material Company Intellectual Property; and
(xv)each Contract (or group of related Contracts with respect to a single transaction or series of related transactions) that cannot be terminated on less than ninety (90) days’ notice (without a monetary penalty) and involves future payments or performance or services to or by the Company or any of the Company Subsidiaries of any amount or value reasonably expected to exceed $250,000 in any future twelve (12) month period with respect to any single Real Property or Community (provided that any such Contract listed in another subsection of this Section 4.10 shall not also be required to be listed in this Section 4.10(a)(xv));
(b)The Company has Made Available to Buyer true, correct and complete copies of each Material Contract. As of the date of this Agreement, each Material Contract represents the legally valid and binding obligation of the Company or Company Subsidiary party thereto, enforceable against the Company or such Company Subsidiary, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. As of the date of this Agreement, the Company has not received any written or, to the Knowledge of the Company, other notice of any default or event that with notice or lapse of time, or both, would constitute a material default by the Company under any Material Contract, nor, to the Knowledge of the Company, is any other party to any Material Contract in material breach or default thereunder.
Section 4.11    Litigation. Except as set forth on Section 4.11 of the Disclosure Schedule, as of the date of this Agreement, (a) there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened by any Person, against the Company, any of the Company Subsidiaries, the Real Property or any Community and (b) there is no outstanding order or unsatisfied judgment against the Company, any of the Company Subsidiaries, the Real Property or any Community from any Governmental Authority, in the case of each of the foregoing clauses (a) and (b), that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect. Notwithstanding anything contained in this Section 4.11, no representation or warranty shall deemed to be made in this Section 4.11 in respect of any matter the subject matter of which is specifically covered by Section 4.13 and Section 4.16.
Section 4.12    Financial Information. Copies of (i) the unaudited annual operating statements for each Community for the twelve-month periods ended July 31, 2015, 2014 and 2013, or for such shorter period as stated therein, and other than UH - Arena District and UH - Denver which are for the twelve-month periods ended August 31, 2015, 2014 and 2013 and (ii) the unaudited operating statements for each Community for the period beginning August 1, 2015 and ended September 30, 2015, other than UH - Arena District and UH - Denver which are for the period beginning September 1, 2015 and ended September 30, 2015 (collectively, the “Financial Statements”) have been Made Available to Buyer. The Financial Statements have been derived from the financial records of the Company and the Company Subsidiaries.
Section 4.13    Environmental Matters. The Real Property and the operations of the Company and the Company Subsidiaries are, and for the past five (5) years have been, in compliance with all Environmental Laws in all material respects. None of the Company or any of the Company Subsidiaries, nor any Real Property, is the subject of any material outstanding or pending order, proceeding, consent decree or judgment under any Environmental Laws. As of the date of the Agreement, none of the Company or any of the Company Subsidiaries has received any written notification alleging that the Company or any of the Company Subsidiaries, or any Real Property, is in material violation of, or has material liability under, any Environmental Laws. No Hazardous Material is present or has been released at, on, in, to, from or under any Real Property in an amount, manner, condition or concentration that would reasonably be expected to result in liabilities or obligations that would be material as to such Real Property.
Section 4.14    Undisclosed Liabilities. As of the date hereof, the Company and the Company Subsidiaries do not have any material liabilities that would be required by GAAP to be reflected or reserved against in a consolidated balance sheet of the Company and the Company Subsidiaries, except for (i) liabilities incurred in the ordinary course of business since August 31, 2015, (ii) liabilities disclosed, reflected or reserved for in the Financial Statements or (iii) liabilities incurred in connection with the transactions contemplated by this Agreement or otherwise as contemplated or permitted hereby.
Section 4.15    Legal Compliance. Except with respect to (a) compliance with Laws concerning Tax-related matters (as to which certain representations and warranties are made pursuant to Section 4.16), (b) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.13) and (c) compliance with Laws concerning ERISA and employee-related matters (as to which certain representations and warranties are made pursuant to Section 4.7, Section 4.8 and Section 4.9), since January 1, 2013, none of the Real Property or the Communities are not in compliance with any applicable Law, except for such noncompliance which has been corrected to the satisfaction of the applicable Governmental Authority or would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or a material adverse effect on the operations, business, condition (financial or otherwise), use or value of any individual Real Property.
Section 4.16    Tax Matters. Except as set forth on Section 4.16 of the Disclosure Schedule:
(a)All federal and all material state and local Tax Returns required to be filed by the Company and the Company Subsidiaries have been duly and timely filed (taking into account any extension) with the appropriate Tax Authority, and all such Tax Returns are complete and correct in all material respects. All Taxes due and payable (whether or not shown as due on such Tax Returns) have been timely paid in full.

(b)There is no claim pending by any applicable Tax Authority in connection with any Taxes of the Company or any Company Subsidiary, and no Tax Returns of the Company or any Company Subsidiary are now under audit or examination by any Tax Authority, nor, to the Knowledge of the Company, is any such audit or examination threated or contemplated. Neither the Company nor any of the Company Subsidiaries is a party to or bound by any closing or other agreement or ruling with any Tax Authority with respect to Taxes.
(c)No written claim has been made by any Tax Authority in a jurisdiction where the Company or applicable Company Subsidiary does not file a Tax Return that it is or may be subject to taxation in that jurisdiction.
(d)There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or any Company Subsidiary for a taxable period.
(e)There are no liens for Taxes (other than for Taxes not yet due and payable) upon any of the assets of the Company or any Company Subsidiary.
(f)At all times beginning with the Company’s and UHCP’s formation until its respective Conversion, each of the Company and UHCP has been and will be a QRS of Seller.  At all times beginning with its Conversion and through the Closing, each of the Company and UHCP will be disregarded as an entity separate from Seller for United States federal income tax purposes pursuant to United States Treasury Regulation Section 301.7701-3(b)(1)(ii).  At all times beginning with each other Company Subsidiary’s formation and through the Closing, each such Company Subsidiary that is organized as a limited liability company under state law (and each portion of such entity) other than 15th & Walnut Owner, LLC has been and will be disregarded as an entity separate from its owner for United States federal income tax purposes pursuant to United States Treasury Regulation Section 301.7701-3(b)(1)(ii).  At all times since University House Eugene Member, L.L.C. acquired its interest in 15th & Walnut Owner, LLC, 15th & Walnut Owner, LLC has been a partnership for United States federal income tax purposes. At all times beginning with its formation, University House Communities Third Party, Inc. (“UHCTP”) has been a “taxable REIT subsidiary” (within the meaning of Section 856(l) of the Code) (“TRS”) of Seller. No portion of any Company Subsidiary is a “taxable mortgage pool” within the meaning of Section 7701(i) of the Code.
(g)No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has ever been filed with respect to the Company or any Company Subsidiary.
(h)The Company and each Company Subsidiary (other than UHCTP and 15th & Walnut Owner, LLC) is, and has been at all times since its formation, disregarded as an entity separate from Seller for state and local income (or similar) Tax purposes in the jurisdiction(s) where it owns property or does business.
(i)The Company and the Company Subsidiaries have or have caused to be duly reported and/or timely withheld, and have paid or caused to have been paid over to the appropriate Tax Authorities, all material Taxes required to be so reported and/or withheld and paid over with respect to their respective employees, agents, independent contractors, non-residents, creditors, security holders, tenants, customers and other Persons under all applicable Laws.
(j)Neither the Company nor any Company Subsidiary has been a member of any affiliated, consolidated, combined or unitary group for any Tax purposes (other than a group the common parent of which is Seller, the Company or any Company Subsidiary) and (ii) has no liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of U.S. state, local, or foreign Law), as a transferee or successor, by contract or otherwise.
(k)Neither the Company nor any Company Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, Tax allocation or similar agreement, arrangement or understanding.
(l)Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the

Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state, local or non-U.S. income Tax law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received on or prior to the Closing Date; (vii) election made under Section 108(i) of the Code prior to the Closing; or (viii) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of the Company or a Company Subsidiary from any period ending on or before the Closing Date to any period ending after such date.
(m)Neither the Company nor any Company Subsidiary is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code.
(n)Substantially all of the assets of each Property LLC are comprised of real property within the meaning of Section 856 of the Code, personal property associated with the operation of such real property and “cash items (including receivables)” within the meaning of Section 856(c) of the Code. For purposes of this Section 4.16(n), “substantially all” means 97% of the relevant entity’s assets by value. The Company does not own or lease any Real Property other than through the Company Subsidiaries. Each of Cityville Partners, LLC and University Partners, LLC has no material assets (relative to its other assets) other than equity in lower-tier limited liability companies. As of the Closing Date, no more than 3% of the gross fair market value of any Property LLC’s assets consists of deposits, reserves, accounts at banks or other financial institutions, receivables, working capital or similar cash items, excluding in each case any items that are “cash items” within the meaning of Section 856(c) of the Code.
(o)None of the Property LLCs is a party to any lease or other agreement for the use of space that provides for any payment the determination of which depends in whole or in part on the income or profits derived by any Person from the real property or personal property subject to the lease or other agreement (excluding rents based solely on a percentage or percentages of receipts or sales), within the meaning of Section 856(d) of the Code.
(p)No services are provided at the Company’s properties through a TRS of Seller other than those services rendered pursuant to the Maverick program.
Section 4.17    Intellectual Property.

(a)Section 4.17(a) of the Disclosure Schedule contains a complete and accurate list of all material Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary that has been issued by, or registered with, or is the subject of an application filed with the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world (the “Registered Intellectual Property”).
(b)To the Knowledge of the Company, all Registered Intellectual Property is currently in material compliance with formal legal requirements (including, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and incontestability, and renewal applications), and, to the Knowledge of Seller, all material Company Intellectual Property owned by or exclusively licensed to the Company or any Company Subsidiary is valid and subsisting.
(c)With respect to the Company Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary, the Company or such Company Subsidiary exclusively owns such Company Intellectual Property, free and clear of all Liens (other than Permitted Liens).
(d)As of the date of this Agreement, there are no pending or threatened Legal Proceedings against the Company or any Company Subsidiary of which the Company has been given written notice by any Person alleging that (i) its use of any Intellectual Property or any other activity conducted by it infringes or violates (or in the past infringed or violated) the rights of any third party in or to any Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property owned by any third party, or (ii) any of the Company Intellectual Property owned by the Company or any Company Subsidiary is invalid or unenforceable.

(e)The Company and the Company Subsidiaries have such ownership of or such rights by license, lease or other agreement to the Company Intellectual Property as are necessary to conduct the business of the Company and the Company Subsidiaries as currently conducted.
(f)No activity by the Company or any Company Subsidiary infringes or violates (or in the past infringed or violated) any rights of any third party in or to any Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property owned by any third party.
(g)To the Knowledge of the Company, (i) there is no, nor has there been any, infringement or violation by any person or entity of any of the material Company Intellectual Property or the Company’s or any Company Subsidiary’s rights therein or thereto and (ii) there is no, nor has there been any, misappropriation by any Person of any of the material Company Intellectual Property owned by the Company or any Company Subsidiary.
(h)The Company and the Company Subsidiaries have taken commercially reasonable security measures in accordance with industry standards to protect the confidentiality and value of all material trade secrets owned, used, or held for use by the Company or any Company Subsidiary.
Section 4.18    Insurance. Section 4.18 of the Disclosure Schedule sets forth a list of each insurance policy under which the Company or any Company Subsidiary is an insured or otherwise the principal beneficiary of coverage, and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company or any Company Subsidiary. As of the date hereof, there is no claim for coverage by the Company or any Company Subsidiary pending under any of the insurance policies that has been denied or disputed by the issuer. All premiums payable under all insurance policies have been paid, and Company and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the insurance policies. To the Knowledge of Seller, such insurance policies are valid and enforceable in accordance with their terms and are in full force and effect. As of the date hereof, no notice of cancellation or termination has been received by Seller, the Company or any Company Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.
Section 4.19    Absence of Changes. Except as set forth in Section 4.19 of the Disclosure Schedule or as contemplated by this Agreement, from June 30, 2015 through the date of this Agreement:
(a)The Company has conducted its business in the ordinary course, consistent with past practices; there has not been any change nor has any circumstance existed that has had, or would reasonably be expected to have, a Material Adverse Effect;
(b)neither the Company nor any Company Subsidiary has:
(i)taken action that, if taken during the period from the date of this Agreement until Closing, would violate any of Section 6.1(b)(i);
(ii)suffered any damage, destruction or other casualty or condemnation loss (whether or not covered by insurance), in excess of $250,000 individually or $1,000,000 in the aggregate;
(iii)agreed, whether in writing or otherwise, to do or commit to do or effect any of the foregoing.
Section 4.20    Vote Required. The affirmative vote of Seller as the sole stockholder of the Company is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement, or consummate the transactions contemplated by this Agreement.

Section 4.21    No Brokers. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or the Transaction Documents based upon any Contract with the Company.

Section 4.22    Investment Company. The Company is not and immediately after receipt of payment for the Shares will not be an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 4.23    Takeover Statutes. No “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law is, or as of the Closing will be, applicable to this Agreement or the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES RELATING
TO BUYER
Except as disclosed in the Disclosure Schedule, Buyer represents and warrants to Seller as follows:
Section 5.1    Organization of Buyer. Buyer is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 5.2    Authorization; Enforceability. Buyer has all requisite power and authority to execute, deliver and perform this Agreement and the Transaction Documents to which it is a party and to perform all obligations to be performed by it hereunder or thereunder. The execution, delivery and performance of this Agreement and the Transaction Documents to which Buyer is a party and the consummation of the transactions contemplated hereby or thereby have been duly and validly authorized and approved by all requisite action on the part of Buyer. This Agreement has been, and as of the Closing Date, each of the Transaction Documents to which Buyer is a party will be, duly and validly executed and delivered by Buyer and constitutes, or in the case of such Transaction Documents, will constitute a legally valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 5.3    No Conflict.

(a)None of the execution, delivery and performance by Buyer of this Agreement or the Transaction Documents to which it is a party, the consummation of the transactions contemplated hereby or thereby by Buyer, or the compliance by Buyer with any of the provisions hereof or thereof, will (i) conflict with, or result in any violation of the Organizational Documents of Buyer, (ii) conflict, or result in any violation of, any Law applicable to Buyer or to which any of its properties or assets are bound or (iii) conflict, or result in any violation of or default under, or give rise to a right of termination or cancellation of any material obligation or the loss of a material benefit under, any material Contract to which Buyer is a party or by which Buyer or Buyer’s properties or assets are bound, except, in the case of this clause (iii), for such conflicts, violations, defaults, terminations or cancellations as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Buyer to enter into and perform its obligations under this Agreement or the Transaction Documents to which it is a party or consummate the transactions contemplated hereby or thereby.
(b)No consent, waiver, approval, license, order or Permit of, or declaration or filing with, or notification to, any Governmental Authority is required on the part of Buyer in connection with the execution, delivery and performance by Buyer of this Agreement or the Transaction Documents to which it is a party or the consummation by Buyer of the transactions contemplated hereby or thereby except for such consents, waivers, approvals, licenses, orders, Permits, declarations, filings or notifications, the failure of which to make or obtain, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer to enter into and perform its obligations under this Agreement or the Transaction Documents to which it is a party or consummate the transactions contemplated hereby or thereby.
Section 5.4    Litigation. As of the date of this Agreement, there are no (a) Legal Proceedings pending or, to the knowledge of Buyer, threatened against Buyer or (b) outstanding orders or unsatisfied judgments from any Governmental Authority binding upon Buyer that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer to enter into and perform its obligations under this Agreement or consummate the transactions contemplated hereby.
Section 5.5    Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or the Transaction Documents based upon any Contract with Buyer or any of its Affiliates.
Section 5.6    Availability of Funds.

(a)Buyer has sufficient funds or funding commitments to enable Buyer to consummate the transactions contemplated by this Agreement and the Transaction Documents and to satisfy its obligations under this Agreement, including sufficient funds for Buyer to pay the Final Purchase Price and the payment of all fees, costs and expenses to be paid by Buyer under Section 2.8 and all other amounts related to the transactions contemplated by this Agreement and the Transaction Documents. Buyer’s obligations under this Agreement are not subject to any conditions regarding Buyer’s and its Affiliates or any other Person’s ability to obtain financing for the consummation of the transactions contemplated by this Agreement and the Transaction Documents.
(b)Buyer has received and delivered to Seller a complete and correct copy of an executed commitment letter dated January 3, 2016 (the “Equity Commitment Letter”), in the form attached as Exhibit D from Persons included on the signature page of the Equity Commitment Letter (the “Equity Investors”) pursuant to which the Equity Investors have committed, on the terms and subject to the conditions provided therein, to provide funds to Buyer to pay the Reverse Break Fee in the event that such fee shall become payable under Section 10.2(b) of this Agreement. The Equity Commitment Letter is also addressed to Seller and provides that Seller is a third-party beneficiary of the commitments set forth in the Equity Commitment Letter. There are no side letters or other agreements or arrangements related to the funding or investing of the full amount of the Reverse Break Fee other than as expressly set forth in the Equity Commitment Letter, which would adversely affect the rights of Seller under the Equity Commitment Letter.
Section 5.7    Investment Representation. Buyer is purchasing the Shares for its own account with the present intention of holding the Shares for investment purposes and not with a view to or for sale in connection with any public distribution of the Shares. Buyer acknowledges that the Shares have not been registered under any federal, state or foreign securities Laws and that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under any federal, state or foreign securities Laws or pursuant to an exemption from registration under any federal, state or foreign securities Laws.
Section 5.8    Solvency. Buyer is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any Company Subsidiary. Buyer is Solvent as of the date of this Agreement, and, assuming the satisfaction of the conditions to Buyer’s obligations to consummate the transactions contemplated by this Agreement, Buyer will, after giving effect to all of the transactions contemplated by this Agreement, be Solvent at and after the Closing. For the purposes of this Agreement, the term “Solvent” means that, as of any date of determination and with respect to any Person, (i) the sum of the debt (including contingent liabilities) of such Person and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value of the present assets of such Person and its Subsidiaries, taken as a whole; (ii) the capital of such Person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such Person and its Subsidiaries, taken as a whole; and (iii) such Person and its Subsidiaries, taken as a whole, do not have or intend to incur debts including current obligations beyond their ability to pay such debt as they mature in the ordinary course of business; provided, however, for the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

ARTICLE VI

COVENANTS

Section 6.1    Conduct of Business Pending the Closing. From the date of this Agreement until the Closing, except (A) as set forth in Section 6.1 of the Disclosure Schedule, (B) as required by Law, (C) in the ordinary course of business, (D) as otherwise contemplated by this Agreement or the Transaction Documents or (E) with the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned):
(a)Seller shall, and shall cause the Company and each Company Subsidiary to:
(i)use, own or operate the Company, Company Subsidiaries, Real Property and Communities in the ordinary course of business and in substantially the same manner as currently conducted, including by (subject to Section 6.1(b)) (A) entering into any Ground Lease, Office Lease, Retail Lease, University Agreement or similar arrangements or modifications, amendments, waivers and supplements to any Material Contracts to the extent consistent with the past operation of the applicable Real Property or Communities, (B) continuing to maintain the insurance currently carried by Seller or the Company or applicable Company Subsidiary, including with respect to the Communities, (C) maintaining and repairing the Communities in accordance with the Company’s past practices and subject to ordinary wear and tear, and (D) timely perform in all material respects all obligations under the existing mortgage financing encumbering the Communities;
(ii)use reasonable best efforts to continue and complete any development and construction activities related to any Development Real Property substantially in accordance with the Development Plans, including without limitation, that portion of the Development Plans relating to the schedule to completion;
(iii)allow Buyer to reasonably monitor construction and development architecture and operations at the Development Properties, including without limitation by having the right to attend any and all regularly scheduled meetings with respect to project architects and general contractors and receiving copies of any construction advance requests; and
(iv)use reasonable best efforts to (A) preserve the Company’s and each Company Subsidiary’s present operations, relationships and organization and, and (B) not allow a default to occur under any Material Contract as a result of any actions taken or omitted to be taken by the Company and Company Subsidiaries.
(b)Seller shall not, and shall cause the Company and each Company Subsidiary not to, take any of the actions set forth in Section 6.1(b)(i) through Section 6.1(b)(xv) below, in each case with respect to the Company and the Company Subsidiaries:
(i)subject to Section 6.1(b)(vii), transfer, issue, sell or dispose of any Share or Subsidiary Equity Interest or grant options, warrants, calls or other rights to purchase or otherwise acquire any Share or Subsidiary Equity Interest;
(ii)effect any liquidation, dissolution, recapitalization, reclassification or like change in the capitalization or permit any merger or consolidation with any Person;
(iii)amend Organizational Documents other than in connection with the Conversions or as reasonably required in order to secure any Lender Consent provided that no required amendment for Lender Consent shall change or modify the entity form or the management or governance structure of the respective Company Subsidiary;
(iv)other than in connection with the Development Plans, subject any of the Real Property or Communities to any Lien other than Permitted Liens;

(v)other than pursuant to the terms of a Material Contract, acquire any material properties or assets or sell, assign, license, transfer, convey, lease (except with respect to a Student Lease made in the ordinary course of business) or otherwise dispose of any of the Real Property or any Communities;
(vi)enter into, amend, terminate or renew any Material Contract, other than (A) any automatic amendments, terminations or renewals pursuant to the terms of any Material Contract or (B) terminations of Existing Loans (including by prepayment thereof);
(vii)materially increase any compensation to, or enter into or amend any employment, severance, termination or similar agreement with, any of its employees, except for (a) year-end bonuses in respect of 2015, (b) long-term incentive grants in 2016 and (c) normal compensation increases as required under any agreement in effect as of the date of this Agreement;
(viii)settle any material Legal Proceeding (other than the Acadiana Claim) involving the Real Property or any Community or relating to the transactions contemplated by this Agreement or the Transaction Documents, other than settlements involving the payment of cash (and no ongoing restrictions on the Real Property or Communities to be acquired directly or indirectly by Buyer) for which Seller bears sole financial responsibility;
(ix)make any material modifications to the Development Plans;
(x)make or change any material Tax election, adopt or change any material accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or Company Subsidiary, except in each case to the extent necessary to maintain Seller’s qualification as a REIT or, prior to the Conversions, the Company’s and UHCP’s qualification as a QRS of Seller;
(xi)terminate the employment of any employee under circumstances constituting an “employment loss” as defined in the WARN Act;
(xii)remove or allow to be removed any material personal property or fixtures from the Real Property except for purposes of replacement thereof in the ordinary course of business, in which case such replacements shall be promptly installed prior to the Closing and shall be comparable in all material respects in quantity and quality to the item(s) being replaced;
(xiii)offer any new material concessions or promotions not in place as of the date hereof, with respect to any of the Retail Leases or proposed retail leases;
(xiv)except as set forth in Section 6.1(b)(xiv) of the Disclosure Schedule, implement any new material policies or concessions not in place as of the date hereof, with respect to any of the Student Leases; and
(xv)agree to do anything prohibited by this Section 6.1(b).
(c)In the event that as of the Closing Date the Austin Development has not achieved Substantial Completion, (x) Seller shall deliver into escrow with Wells Fargo Bank, National Association (the “Austin Escrow Agent”), pursuant to an escrow agreement substantially in the form attached hereto as Exhibit E, an amount equal to $8,000,000 (the “Austin Escrow”), and (y) Buyer and Seller shall cooperate in good faith to achieve Substantial Completion of the Austin Development on or before the Austin Completion Date. For a period from Closing until the date of Completion (the “Austin Escrow Period”), Buyer shall have the right to be reimbursed from the Austin Escrow for the amount of any Austin Losses, provided that, Buyer shall not have any right to such reimbursement (1) if Buyer makes any changes to the Austin Project Team (other than termination of a member due to willful misconduct, fraud or any criminal conduct) or (2) to the extent that any Austin Losses are caused by change-orders or changes to the scope of the Austin Development made by Buyer that result in additional costs not included in the Austin Budget. Upon Seller’s reasonable written request, Buyer shall assign to Seller any claims that Buyer may have against the general contractor under the Austin Construction Contract for which Buyer has been reimbursed from the Austin Escrow and Buyer shall, and shall cause the Company and any applicable Company Subsidiaries to use reasonable best efforts to cooperate (including, by making available to Seller books, records and personnel) with Seller in order for Seller to pursue and recover such claims. At the end of the Austin Escrow Period, the Austin Escrow Agent shall promptly deliver to Seller any remaining amounts in the Austin Escrow. In the event the Austin Losses exceed the amounts in the Austin Escrow, Seller hereby acknowledges and agrees that Buyer shall have the right to seek a claim under Article VIII for such amounts in excess of the Austin Escrow.
(d)The Parties hereby acknowledge and agree that the current completion guarantor under the ground lease for the Austin Property is Inland American Real Estate Trust, Inc. pursuant to the Completion Guaranty dated as of September 18, 2014 (the “Austin Completion Guaranty”). On and after the date hereof through Closing, Buyer shall use commercially reasonable efforts to have ground lessor accept UHC Group, Inc. as a replacement guarantor under the Austin Completion Guaranty.  If, at Closing, ground lessor has not agreed to a replacement of the existing guarantor under the Austin Completion Guaranty, UHC Group, Inc. shall indemnify Seller, pursuant to a separate indemnity agreement in form and substance reasonably acceptable to Seller and Buyer, for any liabilities under the completion guaranty on and after the Closing Date, excepting therefrom any liability of Seller under Article VIII of the Agreement.
(e)In the event that, as a result of the early terminations, concessions, incentives, reductions, rebates, etc. described in Section 6.1(b)(xiv) of the Disclosure Schedule (the “Concession”), there are Losses of contracted rent with respect to Student Leases for the 2015-2016 academic year, Buyer shall be entitled to receive a credit against the Initial Purchase Price as provided in Section 2.2(m) in an amount equal to the Losses for the period from the Closing Date through the original lease termination date (on a pro rata basis) as a result of the Concession (such amount, the “Concession Losses”).
Section 6.2    Pre-Signing Access, Pre-Closing Access and Limited Confirmatory Due Diligence Period.
(a)Pre-Signing Access. Buyer hereby acknowledges and agrees that it has (i) been given the opportunity to review certain documents containing information regarding the Company, the Company Subsidiaries, the Real Property, the Communities and the transactions contemplated by this Agreement and the Transaction Documents as delivered to or Made Available to Buyer prior to the date hereof including, without limitation, title reports, surveys, zoning reports, property condition reports and environmental reports with respect to the Real Property (the “Property Reports”) and (ii) except a set forth in Section 6.2(c) below, performed its due diligence in connection with the transactions contemplated by this Agreement and the Transaction Documents prior to the date hereof and that Buyer has and shall have no right to terminate this Agreement except as expressly set forth in this Agreement.
(b)Pre-Closing Access. Prior to the Closing, in all instances subject to Section 6.2(c) below, Seller shall afford to Buyer and its authorized Representatives reasonable access (at Buyer’s cost (subject to Section 2.8 hereof) and risk, during normal business hours, in such manner as not to unreasonably interfere with the normal operation of Seller’s, the Company’s, any Company Subsidiary’s, or any Tenant’s business) to such Real Property and Communities (including the books, Contracts and records of the Company or the Company Subsidiary that owns or otherwise has the right to use such Real Property or Communities to the extent the same is in Seller’s possession (it being agreed and understood that any such books, Contracts, records and other information Made Available in Seller’s electronic data room to which Buyer and its Representatives shall have access until Closing shall constitute sufficient access hereunder)), in each case, as Buyer, its Representatives and any lender may require in connection with obtaining property-level financing and otherwise as Buyer may reasonably request. Seller shall have the right to have a Representative present at all times during any such inspections and examinations. Additionally, Buyer shall hold in confidence all such information on the terms and subject to the conditions contained in the Confidentiality Agreement. Notwithstanding the foregoing, Buyer shall have no right of access to, and Seller shall have no obligation to provide to Buyer, information relating to (i) bids received from others in connection with the sale process that gave rise to the transactions contemplated by this Agreement and the Transaction Documents, or in connection with any other sale process related to the Real Property or any Community, or any information or analysis (including financial analysis) relating to any such bids, (ii) any information the disclosure of which would (A) jeopardize any legal privilege or work-product privilege available to Seller, the Company or any of the Company Subsidiaries or any of their respective Affiliates relating to such information, or (B) cause Seller, the Company or any of the Company Subsidiaries or any of their respective Affiliates to breach a confidentiality obligation, (iii)

organizational, financial and other documents relating to Seller or any of its Affiliates (other than the Company or any Company Subsidiary), (iv) information contained in any internal financial analyses or projections with respect to the Company, the Company Subsidiaries or the Real Property or any Community or (v) any information the disclosure of which would result in a violation of Law or Contract to which Seller, Company or any Company Subsidiary is a party. Except as otherwise provided herein and in connection with the PCA Scope of Work (as defined below), Buyer shall have no right to perform invasive testing (environmental, structural or otherwise) at any Real Property or any Community (such as soil borings, water samplings or the like).
(c)Limited Confirmatory Due Diligence Period.
(i)Notwithstanding any provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. New York time on February 2, 2016 (the “Limited Confirmatory Due Diligence Period”), Buyer, its Affiliates and their respective Representatives shall have the right to, directly or indirectly through another person, conduct property condition assessments with respect to the Real Property other than the Development Real Property (the “PCAs”), which shall include any testing, inspections, measurements, examinations and any other actions set forth on Annex G-1 hereto (“PCA Scope of Work”). Within forty-eight (48) hours following the execution of this Agreement, Buyer shall select one or more of the consultants from the list of three consulting firms set forth on Annex G-2 hereto (the “Consultant(s)”) to complete the PCA Scope of Work, by notice in writing to Seller. If Buyer engages more than one Consultant, there shall be no substantial, if any, overlap with respect to the Real Property for which the Consultant(s) conduct the assessments with respect to the PCA Scope of Work.
(ii)During the Limited Confirmatory Due Diligence Period, Buyer and Seller shall cooperate and use their reasonable best efforts (and shall cause their respective Affiliates) to: (a) assist the Consultant(s) in completing the PCA Scope of Work, including by cooperating with any efforts in connection with the items set forth in the PCA Scope of Work and (b) make available to the Consultant(s) as requested all information, records, and documents relating to the completion of the PCA Scope of Work. Seller shall be permitted to have its representatives accompany the Consultant(s).
(iii)No later than five (5) days after the end of the Limited Confirmatory Due Diligence Period, Consultant(s) shall deliver to Buyer and Seller, the written determination of the Consultant(s) regarding the results of the PCA Scope of Work (the “Final PCA Determination”), including any costs associated with any repairs, replacements, remediation or other work identified in the Final PCA Determination, in each case, only to the extent that such repairs, replacements, remediation or other work is categorized as “urgent (to be repaired resolved immediately) (an urgent item can consist of a construction defect or incorrectly maintained system which, in each case, without repairs will result in premature failure)” (as described in the PCA Scope of Work) (the “PCA Remediation Costs”). The determination of the Consultant(s) of the dollar amounts of the PCA Remediation Costs shall be final, binding and conclusive for all purposes hereunder and may be entered and enforced in any court having jurisdiction. The PCA Remediation Costs as finally determined by the Consultant(s) shall be used to determine any applicable amounts under Section 6.2(c)(iv).
(iv)To the extent that the PCA Remediation Costs exceed $190,000 (the “Identified PCA Amount”), then the Deductible set forth in Section 8.4(b) shall be reduced by the amount that the PCA Remediation Costs exceeds the Identified PCA Amount. If the PCA Remediation Costs exceed the sum of the Identified PCA Amount and the Deductible (such amount in excess of the sum of the Identified PCA Amount and the Deductible, the “Seller PCA Amount”), then the Initial Purchase Price shall be reduced dollar-for-dollar by such Seller PCA Amount; provided, however, that if the Seller PCA Amount exceeds $10,000,000, then Seller shall within ten (10) Business Days following receipt of the Final PCA Determination, notify Buyer in writing (including the amount determined as a result of the foregoing calculation (the “Resulting PCA Notice Amount”), which amount shall be agreed to by Buyer) that either: (a) the Initial Purchase Price paid by Buyer at the Closing pursuant to Section 2.4 shall be further reduced at Closing by the Resulting PCA Notice Amount or (b) Seller shall terminate this Agreement pursuant to Section 10.1(g). If within ten (10) Business Days following the receipt of the Final PCA Determination, Seller fails to deliver to Buyer notice as set forth above, Seller shall be deemed to have provided that the Initial Purchase Price paid by Buyer at the Closing pursuant to Section 2.4 shall be further reduced at Closing by the Resulting PCA Notice Amount.
(v)Prior to the Closing, the Seller PCA Amount and Resulting PCA Notice Amount (as applicable) shall be adjusted in the event the Kick-Out - Arena District, Kick-Out - Century Hall or Kick-Out - Radian are effected to remove PCA Remediation Costs attributable to such properties.
Section 6.3    Third Party Approvals and Notifications; Further Assurances.
(a)Buyer and Seller shall, and Seller shall cause the Company and the Company Subsidiaries to, use reasonable best efforts to, as soon as reasonably practicable, obtain such Permits, estoppels, consents, waivers, approvals, orders and authorizations, and make such notifications (including to Lenders under the Existing Loans), in each case, as are reasonably necessary to consummate the transactions contemplated hereby (collectively the “Third Party Approvals and Notifications”).
(b)Without limiting the generality of the provisions of Section 6.3(a), but in furtherance thereof, the following provisions shall, subject to Section 2.8, apply prior to the Closing:
(i)Buyer and Seller shall use their respective reasonable best efforts to cooperate in connection with soliciting and obtaining any Lender Consents, including the preparation and delivery of any information relating to Buyer, Seller, the Company, any Company Subsidiary or any of their respective Affiliates party to or bound by any Assumed Existing Loan, in each case, as may be reasonably requested by any such Lender or any loan servicer on behalf of any Lender and shall generally act in a coordinated manner when soliciting and obtaining any such Lender Consents. In furtherance thereof, (A) each Party shall provide the Lenders with (or cause the applicable Person to provide the Lenders with) such other information, items and materials as they may request in order to obtain such Lender Consents and permit the transfer or assumption by Buyer of the Assumed Existing Loans, including current and historical financial, capitalization and operating information (including management experience) of Buyer and its Affiliates, required confirmations to be delivered by Buyer from ratings agencies, legal opinions delivered by Buyer (including non-consolidation opinions), any subordination, non-disturbance and attornment agreement and any other data or information requested by such Lender and (B) Buyer may not request any changes, amendments, modifications or supplements to the agreements, instruments or other documents evidencing or underlying, or to be executed in connection with, such Assumed Existing Loans, other than amendments to the documents to reflect the organizational structure of Buyer and necessary permitted transfers in such structure. In connection with the foregoing, each of Buyer and Seller shall reasonably promptly (and in no event longer than five (5) Business Days following receipt thereof) review and comment on all materials or documents to be provided to any Lender in connection with obtaining any Lender Consents and any such materials or documents shall be revised by Buyer or Seller, as applicable, to reflect the reasonable comments of the other Party.
(ii)Prior to the Closing, Seller and Buyer shall use reasonable best efforts to (A) cause each University for which a University Consent is required to deliver a University Consent and (B) cause each landlord under a Ground Lease for which a consent is required to deliver a consent. Buyer and Seller shall use their respective reasonable best efforts to cooperate in connection with soliciting and obtaining such consents, including the preparation and delivery of any information relating to Buyer, Seller, the Company, the applicable Company Subsidiary or any of their respective Affiliates, in each case, as may be reasonably requested by any such University or landlord, as applicable, and shall generally act in a coordinated manner when soliciting and obtaining any such consents; provided that Buyer may not request any changes, amendments, modifications or supplements to the agreements, instruments or other documents evidencing or underlying, or to be executed in connection with, the foregoing clauses (A) and (B). In connection with the foregoing, each of Buyer and Seller shall reasonably promptly (and in no event longer than five (5) Business Days following receipt thereof) review and comment on all materials or documents to be provided to any University or landlord in connection with obtaining the foregoing consents and any such materials or documents shall be revised by Buyer or Seller, as applicable, to reflect the reasonable comments of the other Party.

(iii)Notwithstanding anything herein to the contrary, Buyer’s obligations pursuant to this Section 6.3(b) shall be absolute, continuing and unconditional, notwithstanding any negative or adverse financial or operating results of the Company, any Community or Company Subsidiary (whether taken individually or taken as a whole) or any failure of any of them to meet with any financial projections, forecasts, estimates, business plans or otherwise, whether prepared by Buyer, Seller, the Company or any of their respective Representatives. In no event shall any of the provisions of this Agreement (including this Section 6.3(b)) be interpreted to require Seller to provide any additional contributions to capital to the Company or any of the Company Subsidiaries or to otherwise remedy any negative or adverse financial or operating results of the Company or any Community or Company Subsidiary (whether taken individually or taken as a whole) in order for Buyer to be required to comply with its obligations hereunder, including Buyer’s obligations to obtain any Third Party Approvals and Notifications pursuant to this Section 6.3(b).
(c)Seller shall use its reasonable best efforts to obtain by Closing the Ground Lease Estoppels, it being acknowledged and agreed that under no circumstances shall receipt of any Ground Lease Estoppels constitute a condition to the obligations of any Party to cause the Closing to occur (nor, for the avoidance of doubt, shall any allegation of any breach or default stated on any Ground Lease Estoppels affect Buyer’s obligations under this Agreement, unless otherwise expressly provided hereunder). Seller shall also use its reasonable best efforts to obtain by Closing an estoppel from the landlord under the Radian Ground Lease with respect to the items set forth on Annex H, it being acknowledged and agreed that the receipt of an estoppel from the ground lessor under the Radian Ground Lease containing the items that ground lessor is required to deliver pursuant to Sections 40.10.2.1 and 40.10.2.2 (and subject to Section 40.10.3) of the Radian Ground Lease shall satisfy the condition set forth in Section 7.2(e).
(d)Subject to, and not in limitation of, Section 6.3(a), Section 6.3(b) and Section 6.3(c), Buyer shall take the risk of obtaining, and shall direct the negotiations relating to, all Third Party Approvals and Notifications.
Section 6.4    Books and Records; Post-Closing Access. After the Closing, Buyer shall, and shall cause the Company and the Company Subsidiaries to, afford to Seller and its Representatives reasonable access, during normal business hours and in such manner as to not unreasonably interfere with the normal operation of Buyer’s business, to the employees, properties, books, Contracts, commitments, Tax Returns, records (including work papers) and counsel (subject to attorney-client privilege, which shall not be waived or violated) and accountants of, and shall furnish Seller and such Representatives with all financial and operating data and other information concerning the affairs of, the Company, the Company Subsidiaries, the Real Property and the Communities, in each case, as Seller or such Representatives reasonably request in writing to the extent reasonably required by Seller in connection with its accounting, tax, legal defense or other similar business purpose. In furtherance of the foregoing, except as may otherwise be required pursuant to Buyer’s records management policy, Buyer shall retain all of the books and records of the Company or the Company Subsidiaries existing on the Closing Date and shall not destroy or dispose of any thereof for a period of six (6) years from the Closing Date or such longer time as may be required by Law. Without limiting the generality of the foregoing, each Party agrees that from the date hereof until the first (1st) anniversary of the Closing Date, the Parties will cooperate and work with each other and their respective Affiliates in connection with the preparation of any Party’s or its Affiliates’ audited or unaudited financial statements, including by providing the Party preparing such audited or unaudited financial statements and its Representatives with reasonable access to the books, records, Contracts, commitments, Tax Returns, ledgers and other information reasonably necessary or relevant to assist such preparing Party with such preparation and shall make such employees of the non-preparing Party reasonably available to answer questions of the preparing Party and assist the preparing Party in review of any such materials.
Section 6.5    Notice of Certain Events. Prior to the Closing Date, each Party (in the context set forth in this Section 6.5, the “Notifying Party”) shall promptly notify the other Party of: (i) any written notice or other communication from any Governmental Authority to the Notifying Party in connection with the transactions contemplated by this Agreement or the Transaction Documents; (ii) any Legal Proceedings commenced or, to the Notifying Party’s Knowledge, threatened against, relating to, involving or otherwise affecting the consummation of the transactions contemplated by this Agreement or the Transaction Documents; (iii) any material correspondence received or sent by Seller, Company or any Company Subsidiary under any Material Contract, and (iv) the discovery by the Notifying Party of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions to such Notifying Party’s obligation to proceed to the Closing, as set forth in Article VII, impossible or reasonably unlikely.

Section 6.6    Seller Marks.
(a)Buyer agrees that (i) Buyer has no, and after the Closing, none of Buyer, the Company or any of the Company Subsidiaries will have any, right, title or interest in, to or under the names “Inland,” “Inland American,” “Inland American Real Estate,” “IA,” “InvenTrust Properties,” “InvenTrust,” “IVT” or any service marks, trademarks, trade names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, including any modifications or alterations thereof, and any word, name or mark confusingly similar thereto (collectively, the “Seller Marks”), (ii) Buyer, the Company and each Company Subsidiary shall have no right to use the Seller Marks after the Closing and (iii) Buyer shall not, and from and after the Closing shall cause the Company and each Company Subsidiary to cease to, use the Seller Marks after the Closing Date or hold itself out as having any sponsorship, endorsement or affiliation with Seller or any of its Affiliates (other than as may be agreed in writing following the Closing).
(b)In the event there are any Withheld Properties, Seller and the Company Subsidiaries shall retain the right to use the names and marks set forth in Section 4.17(a) of the Disclosure Schedule in connection with the operation of the business of the Withheld Properties for a period of up to twelve (12) months following the Closing Date. After such twelve (12)-month period, Seller shall discontinue all use of any such names and marks and any trademarks related thereto or containing or comprising such names, including any confusingly similar or dilutive variations thereof.
Section 6.7    Publicity. The Parties shall not, and shall cause their respective Affiliates not to, issue any press release, public announcement or other disclosure concerning this Agreement, the Transaction Documents, the terms hereof or thereof and/or the transactions contemplated hereby or thereby without obtaining the prior written approval of the other Party, which approval will not be unreasonably withheld, conditioned or delayed, unless, in the reasonable judgment of Seller or Buyer, disclosure is otherwise required by Law or stock exchange rule; provided that, to the extent required by Law or stock exchange rule, the Party intending to make such release, public announcement or disclosure shall, to the extent permitted by Law or stock exchange rule, consult with the other Party with respect to the text thereof (including drafts thereof) prior to the issuance of such release, public announcement or disclosure (it being agreed and understood that no such consultation shall be required in the event that either Party makes any filings with the SEC (whether on Form 8-K or otherwise) solely in connection with matters not related to the transactions contemplated by this Agreement or the Transaction Documents).
Section 6.8    Confidentiality; Non-Disparagement.
(a)Buyer acknowledges that the information provided to it in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate; provided that Seller, Buyer, the Company and the Company Subsidiaries may disclose such information as may be necessary in connection with seeking necessary consents and approvals as contemplated hereby.
(b)From and after the Closing, Seller and its Affiliates shall keep confidential and, for a period of two (2) years from and after the Closing, not use in a manner reasonably likely to be adverse to Buyer, any non-public information in their possession to the extent relating to Buyer, the Company and their respective Affiliates. For a period of two (2) years from and after the Closing, Buyer shall (and shall cause its Affiliates to) keep confidential and not use in a manner reasonably likely to be adverse to Seller, any non-public information in its possession to the extent relating to Seller and its Affiliates. Notwithstanding anything in this Section 6.8(b) to the contrary, (i) a Party may (and may cause its Affiliates to) disclose information as required by Law or required or requested pursuant to legal or regulatory process to disclose, provided such Party first gives notice to the other Parties hereto of such required disclosure so that such other Parties may seek (at their sole cost) to obtain a protective order or other reasonable assurance that such disclosure shall be treated confidentially, (ii) the confidentiality and non-use obligations set forth herein shall not apply to any information (A) already available to the public, or hereafter becoming available to the public, other than as a result of a breach of this Section 6.8(b) by the Party seeking to disclose such information or its Affiliates or (B) which becomes available to a Party from a third party source that is not known by such Party (after reasonable investigation) to be under any obligations of confidentiality with respect to such information, (iii) nothing in this Section 6.8(b) shall restrict a Party’s ability to exercise any of its remedies provided in this Agreement or pursue any suit, action or proceeding relating to the Agreement or the enforcement of rights thereunder, (v) the foregoing confidentiality and non-use obligations shall not prevent any Party from disclosing such information to their Affiliates and their respective Representatives who have a need to know the information (A) to perform obligations under any Transaction Document or (B) to the extent necessary for the preparation of financial statements, regulatory filings or Tax Returns or otherwise required by Law or legal process.
(c)Each Party agrees that, except as compelled by applicable Law or Legal Proceeding (after provision of due prior notice of such Law or Legal Proceeding to the other Party) or in connection with such Party’s enforcement of its rights under, or defense against claims brought by the other Party under, this Agreement or any of the Transaction Documents, it will not, and will cause its Representatives not to, directly or indirectly, (i) publicly disparage the other Party or any of such other Party’s Representatives or (ii) take any action that would reasonably be expected to cause any of such Persons to suffer reputational damage in the eyes of the public or any equityholders, clients, managers, franchisors, partners, lenders, employees or competitors of any such Person or other third parties with whom such Person has similar business relationships.
Section 6.9    No Shop. Between the date of this Agreement and Closing, Seller and the Company shall not, and shall cause their Affiliates not to do any of the following, directly or indirectly, other than with Buyer regarding the transactions contemplated by this Agreement: (a) negotiate, authorize, recommend, propose or enter into, any transaction or Contract involving a merger, consolidation, business combination, financing, reorganization, recapitalization, purchase or disposition of (i) any material portion of the Company business or (ii) any capital stock of or other equity interest in, the Company or Company Subsidiaries (such a transaction, an “Acquisition Transaction”), (b) solicit, initiate or knowingly facilitate or encourage discussions, negotiations or submissions of proposals or offers from any third party in respect of an Acquisition Transaction, (c) furnish or cause to be furnished to any third party any information concerning the Company business or the Company Subsidiaries in connection with an Acquisition Transaction or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage, any effort or attempt by any other Person or entity to do or seek any of the foregoing. Seller shall, and shall cause its Affiliates and their respective Representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any persons or entities (other than Buyer) conducted heretofore with respect to any of the foregoing. Seller shall not release any third party from the confidentiality provisions of any agreement to which any of the Company or a Company Subsidiary is a party and that relates to any Acquisition Transaction. Seller shall not respond to any Person making such a proposal or request without the prior written consent of Buyer other than to inform such Person that Seller and the Company are subject to the terms of a no-shop provision and when such no-shop obligation expires, and nothing further. Notwithstanding the foregoing, this Section 6.9 shall not apply to any Withheld Property.
Section 6.10    Employee Matters.

(a)Each employee of the Company and the Company Subsidiaries immediately prior to the Closing shall continue in employment with Buyer and its Affiliates (including the Company and the Company Subsidiaries) immediately following the Closing (such employees, the “Continuing Employees”). Following the Closing, Buyer shall honor and perform in accordance with their terms all employment, severance, bonus, transaction incentive, retention bonus, change in control severance and other compensation plans and agreements of employees of the Company or the Company Subsidiaries including, without limitation, those set forth in Section 6.10(a) of the Disclosure Schedule.
(b)For a period of at least twelve (12) months following the Closing Date, Buyer and its Affiliates shall provide, or shall cause the Company and the Company Subsidiaries to provide, to each Continuing Employee, (i) a base salary or regular hourly wage, as applicable, cash bonus opportunity and equity or equity-based compensation opportunities, in each case, that is not less than the base salary or regular hourly wage, as applicable, cash bonus opportunity and equity-based compensation opportunity provided to such Continuing Employee immediately prior to the Closing, and (ii) other employee benefits (including health, welfare, retirement and severance benefits) that are at least as favorable, in the aggregate, as the greater of (A) those provided to such Continuing Employee immediately prior to the Closing or (B) those provided to similarly situated employees of Buyer. Seller agrees that following the Closing, Buyer shall have complete and total discretion with respect to when and how current benefits and compensation arrangements for Continuing Employees will be integrated, substituted and/or terminated, provided such integrations, substitutions and/or terminations are otherwise in compliance with this Section 6.10. Seller agrees to reasonably cooperate, and prior to the Closing Seller agrees to cause the Company to reasonably cooperate, with Buyer with respect to the integration, substitution and/or termination of the Company’s benefit plans and compensation arrangements.

(c)Following the Closing, Buyer shall employ or cause to be employed the Continuing Employees for such period of time and upon such terms and conditions as is necessary to avoid applicability of the WARN Act to the transactions contemplated by this Agreement or the Transaction Documents. Buyer shall indemnify, defend and hold harmless the Seller Indemnified Parties from and against any Losses that may be incurred by, or asserted against, any such Seller Indemnified Party arising out of or relating to Buyer’s, Seller’s or other Person’s failure to comply with the WARN Act in connection with the transactions contemplated by this Agreement or the Transaction Documents.
(d)Effective as of the Closing and thereafter, Buyer and its Affiliates shall recognize, or shall cause the Company and the Company Subsidiaries to recognize, each Continuing Employee’s employment or service with the Company or the Company Subsidiaries (including any current or former Affiliate thereof or any predecessor thereof) prior to the Closing for all purposes, including for purposes of determining, as applicable, eligibility for participation and vesting of the Continuing Employee under all employee benefit and compensation plans and programs maintained by Buyer or its Affiliates after the Closing for the benefit of the Continuing Employees, including vacation plans or arrangements, 401(k) or other retirement plans and any severance or welfare plans, except to the extent such recognition would result in a duplication of benefits and except for purposes of benefit accrual under any defined benefit plan. In addition, and without limiting the generality of the foregoing, effective as of the Closing and thereafter, Buyer and its Affiliates shall, or shall cause the Company and the Company Subsidiaries to, (i) cause any pre-existing conditions or limitations, eligibility waiting periods, evidence of insurability requirements or required physical examinations under any health or similar plan of the Company, any Company Subsidiary, Buyer or an Affiliate of Buyer to be waived with respect to Continuing Employees and their eligible dependents, except to the extent that any waiting period, exclusions or requirements still applied to such Continuing Employee under the comparable Plan in which such Continuing Employee participated immediately before the Closing, and (ii) fully credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents under the medical, dental, pharmaceutical or vision benefit plans of the Company or its Affiliates prior to the Closing during the plan year in which the Closing occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year under any medical, dental, pharmaceutical or vision benefit plan of the Company, any Company Subsidiary, Buyer or an Affiliate of Buyer providing benefits to any Continuing Employee following the Closing, as if such amounts had been paid in accordance with such plan.
(e)This Section 6.10 shall not (i) create any third-party beneficiary or other rights in any current or former employee, director or other service provider of the Company or any Company Subsidiary or (ii) be construed as an amendment, waiver or creation of any Plan or to disturb the “at will” nature of the relationship of any employee, director or other service provider of the Company or any Company Subsidiary.
Section 6.11    Indemnification and Exculpation.
(a)From and after the Closing Date, (i) Buyer shall cause the Company and each Company Subsidiary to indemnify, defend and hold harmless, the individuals who on or prior to the Closing Date were directors, officers or employees of the Company or such Company Subsidiary (collectively, the “D&O Indemnitees”), as applicable, with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company or such Company Subsidiary, as applicable, at any time prior to the Closing Date and (ii) Buyer agrees that all rights of the D&O Indemnitees to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date shall be mandatory (not permissive) and shall survive the Closing Date and shall continue in full force and effect in accordance with their terms, in each case, to the fullest extent permitted by Law and pursuant to the certificate of organization or bylaws of the Company as in effect on the date of this Agreement or other indemnification arrangements of the Company or any Company Subsidiary and any D&O Indemnitee as of the date of this Agreement. Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the D&O Indemnitees, unless such modification is required by Law. In addition, Buyer shall cause the Company or the applicable Company Subsidiary, as applicable, to advance and pay any expenses of any D&O Indemnitee under this Section 6.11 as incurred to the fullest extent permitted under Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by Law.

(b)If any Legal Proceeding is asserted or made, any determination required to be made with respect to whether a D&O Indemnitee’s conduct complies with the standards set forth under Law or arrangements of the Company or any of the Company Subsidiaries, as the case may be, shall be made by independent legal counsel selected (i) by such D&O Indemnitee and reasonably acceptable to Buyer or (ii) if required by Law in the case of a D&O Indemnitee who is a director, officer or employee of the Company, by such D&O Indemnitee and approved by the board of directors of the Company in accordance with Section 145(d) of the Delaware General Corporation Law, which approval shall not be unreasonably withheld.
(c)Buyer and each D&O Indemnitee shall cooperate, and cause their respective Affiliates to cooperate, in the defense of any Legal Proceeding and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.
(d)The provisions of this Section 6.11 (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee and such D&O Indemnitee’s heirs and Representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract, at Law or otherwise.
(e)If Buyer, the Company or any Company Subsidiary or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns shall assume all of the obligations thereof set forth in this Section 6.11.
(f)Buyer shall obtain, as a Closing Cost, at or prior to the Closing, prepaid (or “tail”) directors’ and officers’ liability insurance policies covering those present and former officers and directors of the Company and the Company Subsidiaries and those present and former officers, directors and managers of the Company and the Company Subsidiaries who are currently covered by directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Closing for six (6) years from the Closing Date, on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policies in effect on the date of this Agreement, and such policy may not be amended, modified or cancelled or revoked by Buyer, the Company or the Company Subsidiaries; provided, however, that the maximum aggregate premium for such policy shall not be required to exceed 150% of the amount per policy period the Company or Seller paid in its last full fiscal year prior to the date of this Agreement (the “Current Premium”) and if such premiums for such insurance would at any time exceed 150% of the Current Premium, then the Buyer shall cause to be maintained policies of insurance that, in the Buyer’s good faith judgment, provide the maximum coverage available at an annual premium equal to 150% of the Current Premium. The “tail” insurance policy referred to above shall be a Closing Cost to the extent set forth in Section 2.8(a)(ix), and Buyer shall be responsible for the portion of the cost of such policy not included as a Closing Cost.
(g)The obligations of Buyer under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee to whom this Section 6.11 applies without the consent of the affected D&O Indemnitee (it being expressly agreed that the D&O Indemnitees to whom this Section 6.11 applies shall be third party beneficiaries of this Section 6.11).
Section 6.12    Insurance Coverage. Buyer acknowledges and agrees that all insurance coverage for the Company and the Company Subsidiaries under policies of Seller and its Affiliates other than the Company and the Company Subsidiaries shall terminate as of the Closing and, following the Closing, no claims may be brought against any policy of Seller and its Affiliates in respect of the Company or any of the Company Subsidiaries regardless of whether the events underlying such claim arose prior to or after the Closing.

Section 6.13    JV Redemption; ROFOs; Radian.

(a)Seller shall have the option, in its sole discretion, to effect the redemption of all JV Equity Interests owned by the JV Counterparty in accordance with the JV Agreement (the “JV Redemption”). If Seller does not effect the JV Redemption within forty-five (45) days hereof for any reason, Seller shall notify Buyer of the same and exclude from the Closing the Company Subsidiary that owns JV Equity Interests by causing the Company, prior to Closing, to assign to Seller or its Affiliate (other than the Company or any Company Subsidiary) all (but not less than all) of its rights, interests and obligations in the Subsidiary Equity Interests in the Joint Venture (the “Kick-Out - Arena District”).
(b)No later than fifteen (15) Business Days after the execution hereof, Seller shall either (i) obtain and provide to Buyer (in form and substance reasonably satisfactory to Buyer) written confirmation from the landlord under the Century Hall Ground Lease that the purchase right set forth in Section 22.3 thereof is not applicable to the transactions contemplated by this Agreement and the other Transaction Documents or (ii) cause the Company Subsidiary that is the tenant under the Century Hall Ground Lease to comply with the notice requirements set forth in Section 22.3 and Section 29 thereof (with copy to the Buyer), and offer to sell its interests in the improvements and in the Century Hall Ground Lease to such landlord for the amount set forth in Section 2.2(e) of the Disclosure Schedule. If such landlord elects to purchase such interests, Seller shall promptly notify Buyer of the same and exclude from the Closing the Company Subsidiary that is the tenant under the Century Hall Ground Lease by causing the Company, prior to Closing, to assign to Seller or its Affiliate (other than the Company or any Company Subsidiary) all (but not less than all) of its rights, interests and obligations in the Subsidiary Equity Interests in such Company Subsidiary that is the tenant under the Century Hall Ground Lease (the “Kick-Out - Century Hall”).
(c)If the Lender Consent with respect to the Radian Loan has not been received prior to May 31, 2016, Buyer shall have the right, by providing written notice to Seller within one (1) Business Day of such date, to exclude from the Closing the Radian Company Subsidiaries by causing the Company, prior to Closing, to assign to Seller or its Affiliate (other than the Company or any Company Subsidiary) all (but not less than all) of its rights, interests and obligations in the Subsidiary Equity Interests in the Radian Company Subsidiaries. Buyer’s failure to so timely provide written notice electing to exclude from the Closing the Radian Company Subsidiaries shall be deemed an election by Buyer to exclude the Radian Company Subsidiaries from the Closing (the “Kick-Out - Radian”).
(d)Any Company Subsidiary and the Subsidiary Equity Interests therein excluded from the Closing pursuant to Section 6.13(a), Section 6.13(b) or Section 6.13(c) is referred to herein as a “Withheld Property”. Upon such exclusion (i) any such Withheld Property shall not be transferred to Buyer pursuant to this Agreement, (ii) Buyer and Seller and Company shall have no further rights or obligations under this Agreement relating to any such Withheld Property, (iii) any such Withheld Property, the Joint Venture and the Real Property owned by the Joint Venture, the Company Subsidiary that is the tenant under the Century Hall Ground Lease and the Real Property owned by such Company Subsidiary, and the Radian Company Subsidiaries and the Radian Property shall each cease to be considered “Real Property” or a “Company Subsidiary” hereunder, as applicable, (iii) the Initial Purchase Price shall be decreased pursuant to the applicable provisions of Section 2.2(e) and (iv) Annex A (Assumed Existing Loans), Annex B (Existing Loans) and Annex E (Prepaid Existing Loans) shall be automatically updated to remove the corresponding Existing Loan.
Section 6.14    Financing. Notwithstanding anything contained in this Agreement to the contrary, Buyer acknowledges and agrees that Buyer’s obligations hereunder are not conditioned in any matter upon Buyer obtaining any financing. The failure, for any reason, of Buyer to deliver sufficient funds to pay the Final Purchase Price on the Closing Date shall constitute an intentional and material breach of this Agreement.

Section 6.15    PA Subsidiary Sale and Conversions.

(a)One (1) Business Day prior to the Closing Seller shall cause the Conversions to occur and shall thereafter, until the consummation of the Closing, ensure that the Company and UHCP are maintained as member-managed Delaware LLCs whose certificates of formation and limited liability company agreements are in the forms of the Forms of Conversion Organizational Documents, as applicable; provided, however, that if Buyer elects for the PA Subsidiary Sale to occur one (1) Business Day prior to Closing, the Conversions shall occur after, and be effective after, the closing of the PA Subsidiary Sale (but still on the day one (1) Business Day prior to the Closing).  One (1) Business Day prior to the Closing, Seller shall deliver to Buyer (i) certified copies of the certificates of formation of the Company and UHCP from the Delaware Secretary of State, (ii) certified copies of the certificates of conversion in respect of the Conversions from the Delaware Secretary of State and (iii) a certificate signed by an officer of Seller attaching the limited liability company agreements of the Company and UHCP, certifying as to such limited liability company agreements being the limited liability company agreements of the Company and UHCP as of the Closing. Neither the Company nor UHCP shall elect to be treated other than as a disregarded entity for any tax purposes for any period following the Conversion without the consent of Buyer.
(b)If all of the conditions set forth in Section 7.1 and Section 7.3 have been and continue to be satisfied (other than conditions with respect to actions the Parties shall take at the Closing itself, or with respect to the Conversions, which will be taken one (1) Business Day prior to the Closing, or which, by their nature, cannot be satisfied until the Closing) (which with respect to Section 7.3 Seller shall have irrevocably confirmed in writing to Buyer), Buyer may elect to cause the PA Subsidiary Sale to occur one (1) Business Day prior to the Closing if Buyer provides Seller with an irrevocable written certification, in form and substance, reasonably satisfactory to Seller that confirms that the conditions to the obligations of Buyer to effect the Closing set forth in Section 7.2 have been irrevocably satisfied or waived, other than with respect to (A) the Conversions pursuant to Section 7.2(g), which shall occur following the PA Subsidiary Sale and (B) the delivery of the tax opinion from Hunton & Williams LLP pursuant to Section 2.6(a)(v), which opinion shall be delivered as of one (1) Business Day following the PA Subsidiary Sale.
(c)In the event that Buyer has caused the PA Subsidiary Sale to occur one (1) Business Day prior to the Closing, as provided in Section 6.15(b):
(i) Seller shall, and shall cause the Company Subsidiaries to, and Buyer shall or shall cause the PA Affiliated Subsidiary to, (A) establish an escrow with a national title company, as escrow agent, pursuant to a customary escrow arrangements through which such PA Subsidiary Sale shall be consummated and (B) enter into and deliver to the other party(ies) through such escrow such customary instruments of transfer and such other customary documents and instruments in order to effect the PA Subsidiary Sale.
(ii)Buyer shall, or shall cause the PA Affiliated Subsidiary to, take all action necessary to cause to be delivered into escrow the Radian Property amount set forth in Section 2.2(e) of the Disclosure Schedule in immediately available funds.
(iii)For purposes of (1) Article VIII and (2) Article IX, solely with respect to Taxes attributable to the Radian Company Subsidiaries and their assets, the “Closing” shall be deemed to be the closing of the PA Subsidiary Sale and the “Closing Date” shall be deemed to be the date of the closing of the PA Subsidiary Sale.
(iv)At the completion of the PA Subsidiary Sale in accordance with this Section 6.15(b), Buyer shall deliver to the Escrow Agent, by wire transfer of immediately available funds the Reverse Break Fee (the “Reverse Break Fee Escrow”). The Reverse Break Fee Escrow shall be paid to Seller upon the earliest to occur of (1) the Closing, in which case the Reverse Break Fee Escrow shall be credited against the Initial Purchase Price as provided in Section 2.2, (2) the termination of this Agreement pursuant to Section 10.1(e), or (3) the termination of this Agreement pursuant to Section 10.1(f). In the event the Reverse Break Fee Escrow is paid to Seller in accordance with subclause (2) or (3) above, the receipt of the Reverse Break Fee Escrow shall be subject to the provisions of Section 10.2(c) and shall be the sole and exclusive remedy of Seller for any breach or default of Buyer of this Agreement. The Parties acknowledge that the agreements contained in this Section 6.15(c)(iv) are an integral part of the transactions contemplated by this Agreement, that the damages resulting from termination of this Agreement under circumstances where Seller is entitled to the Reverse Break Fee Escrow are uncertain and incapable of accurate calculation and that the delivery of the Reverse Break Fee Escrow is not a penalty but rather shall constitute liquidated damages in a reasonable amount that will compensate Seller in the circumstances where Seller is entitled to the Reverse Break Fee Escrow for the efforts and resources expended and opportunities foregone.
(v)The Reverse Break Fee Escrow shall be paid to Buyer upon the earliest to occur of (1) the termination of this Agreement pursuant to Section 10.1(a), (2) the termination of this Agreement pursuant to Section 10.1(b) or (3) the termination of this Agreement pursuant to Section 10.1(d), provided that from and after the PA Subsidiary Sale, Buyer’s right to terminate this Agreement pursuant to Section 10.1(d) shall be limited to a breach by Seller relating to the failure of the Conversions to occur pursuant to Section 7.2(e) and in accordance with this Section 6.15 or the failure of the delivery of the tax opinion to occur from Hunton & Williams LLP pursuant to Section 2.6(a)(v) and in accordance with this Section 6.15.
Section 6.16    Acadiana Claims. Seller shall have the sole right and responsibility to control, settle, compromise or prosecute in any manner any Legal Proceeding relating to the Acadiana Claims after the Closing, at its sole cost and expense. Buyer shall provide, and cause the Company, the Company Subsidiaries and any of its and their Affiliates to provide, at Seller’s sole cost and expense, reasonable cooperation to Seller in connection with the prosecution, settlement and/or compromise of the Acadiana Claims after the Closing. Following the Closing and until the time all Acadiana Claims have been resolved, Buyer shall, and shall cause its Affiliates to, promptly pay, assign and remit to Seller any monies actually received by Buyer or its Affiliates from any Person solely to the extent they are in respect of any Acadiana Claim, including any monies actually received from pre-Closing insurers of the Company or its Affiliates.
Section 6.17    Release.

(a)Effective upon the Closing, Seller, including on behalf of its Affiliates, and their respective assigns, heirs, beneficiaries, creditors, representatives and agents (the “Releasing Parties”), hereby irrevocably and fully waives, releases, acquits and discharges forever the Company and the Company Subsidiaries, each of their present and former direct or indirect partners, members and equityholders, and the officers, directors, partners, members, equityholders, managing directors, employees, principals, trustees, representatives, predecessors, successors, assigns, beneficiaries, heirs, executors, insurers, attorneys and Affiliates of each of them (collectively, the “Released Parties”), from any and all actions, debts, claims, counterclaims, demands, liabilities, Losses and causes of action, of every kind and nature whatsoever, past, present or future, at law or in equity, whether known or unknown, which such Releasing Parties, or any of them, had, has, or may have had at any time in the past until and including the Closing Date against the Released Parties, or any of them, with respect to any claims which relate to or arise out of such Releasing Party’s prior relationship with the Company or such Releasing Party’s rights or status as an equityholder, officer or director of any of the Company or its Subsidiaries; provided, that this release shall not apply to claims under this Agreement, the Confidentiality Agreement and any Transaction Document (the “Excluded Claims”).
(b)Seller (on behalf of itself and the other Releasing Parties) hereby agrees not to institute any action against any Released Party with respect to any of the claims released pursuant to this Section 6.17.
(c)Seller (on behalf of itself and the other Releasing Parties) hereby represents to the Released Parties that (i) no Releasing Party has assigned any claims or liabilities or possible claims or liabilities against any Released Party, (ii) it (and they) fully intends to release all claims and liabilities against the Released Parties including, without limitation, unknown and contingent claims and liabilities (other than the Excluded Claims), and (iii) such Seller has consulted with counsel with respect to the execution and delivery of this general release and has been fully apprised of the consequences hereof. Each Seller agrees and acknowledges that the release in this Section 6.17 constitutes a complete defense of any and all claims and liabilities against the Released Parties by any Releasing Party, other than Excluded Claims.
ARTICLE VII

CONDITIONS TO OBLIGATIONS

Section 7.1    Condition to the Obligations of Each Party. The obligations of each Party to cause the Closing to occur are subject to the satisfaction of the following condition, which may be waived in writing by such Party:
(a)No Restraints, Enjoinments or Prohibitions. There shall not be in force any Law restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement or the Transaction Documents.

Section 7.2    Conditions to the Obligations of Buyer. The obligations of Buyer to cause the Closing to occur are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Buyer:
(a)Representations and Warranties. (i) Each of the Fundamental Representations shall be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date (other than such representations and warranties that expressly address matters only as of another specified date, which need only be true and correct in all material respects as of such date) and (ii) each of the other representations and warranties of Seller and the Company contained in Article III and Article IV of this Agreement, respectively, (x) to the extent qualified by materiality, Material Adverse Effect or any similar standard or qualification, shall have been true and correct in all respects and (y) to the extent not qualified by materiality, Material Adverse Effect or any similar standard or qualification, shall be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date (other than such representations and warranties as are made as of another date, which shall be true and correct in all material respects as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.
(b)Performance by Seller. Seller shall have performed and complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by Seller on or before the Closing Date.
(c)No Material Adverse Effect. Since the date hereof, there shall not have occurred any change, event, circumstance or development that has had, or would, individually or in the aggregate, reasonably be likely to have, a Material Adverse Effect.
(d)Deliveries by Seller. Seller shall have delivered to Buyer the items and documents set forth in Section 2.6(a) which are required to be delivered by Seller at the Closing.
(e)Radian Ground Lease Estoppel. Receipt of the Radian Ground Lease Estoppel.
(f)Radian Loan. Lender Consent for the Radian Loan shall have been obtained, provided that this condition regarding such Lender Consent shall be deemed to be fulfilled and satisfied and of no further force and effect after May 31, 2016.
(g)Conversions. The Conversions shall have occurred pursuant to Section 6.15 and Seller shall have provided Buyer with a certified copy of the certificates of conversion from Delaware Secretary of State.
Section 7.3    Conditions to the Obligations of Seller. The obligations of Seller to cause the Closing to occur are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Seller:
(a)Representations and Warranties. Each of the representations and warranties of Buyer contained in Article V of this Agreement, (x) to the extent qualified by materiality or any similar standard or qualification, shall have been true and correct in all respects, and (y) to the extent not qualified by materiality or any similar standard or qualification, shall be true and correct in all respects at and as of the Closing Date as if made at and as of the Closing Date (other than such representations and warranties that expressly address matters only as of another specified date, which need only be true and correct as of such date).
(b)Performance by Buyer. Buyer shall have performed and complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by Buyer on or before the Closing Date; and
(c)Deliveries by Buyer. Buyer shall have delivered to Seller the items and documents set forth in Section 2.6(b) which are required to be delivered by Buyer at the Closing.

Section 7.4    No Other Conditions. It is acknowledged and agreed that except as set forth in this Article VII, there are no other conditions to the Parties’ obligations to cause the Closing to occur. Provided that the other conditions to cause the Closing to occur have been satisfied, under no circumstances shall receipt of any Third Party Approval or Notification (including any consent of any landlord under a Ground Lease, Ground Lease Estoppels, Lender Consent or University Consent) constitute a condition to the obligations of any Party to cause the Closing to occur.
ARTICLE VIII
INDEMNIFICATION; REMEDIES
Section 8.1    Survival. All representations and warranties of the Parties contained in this Agreement shall survive the Closing until fifteen (15) months after the Closing Date (subject to Section 9.7); provided, however, that (a) the Fundamental Representations shall survive forever and (b) the representations and warranties contained in Section 4.7 shall survive the Closing until twenty-four (24) months after the Closing Date. All of the covenants and agreements of the Parties shall survive the Closing indefinitely, other than (x) Section 6.1 which shall survive the Closing until fifteen (15) months after the Closing Date and (y) the Non-Surviving Covenants which shall not survive the Closing (such covenants and agreements that survive the Closing, the “Surviving Covenants”). No Party shall have any liability for indemnification claims made under this Article VIII with respect to any representation, warranty, covenant or agreement contained herein unless a Claim Notice is provided by the non-breaching Party to the other Party prior to the expiration of the applicable survival period for such representation, warranty, covenant or agreement, as the case may be. The Parties acknowledge and agree that with respect to any claim that any Party may have against any other Party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this Section 8.1 and Section 9.7 shall govern when any such claim may be brought and shall replace and supersede any statute of limitations that may otherwise be applicable. If a Claim Notice has been timely given in accordance with this Agreement prior to the expiration of the applicable survival period for such representation, warranty, covenant or agreement, then the applicable representation, warranty, covenant or agreement shall survive as to such claim, until such claim has been finally resolved.
Section 8.2    Indemnification.

(a)Subject to the provisions of this Article VIII, from and after the Closing, Seller shall indemnify Buyer and its Affiliates, and its and their respective officers, directors, managers, employees, members, partners, stockholders, representatives, agents, successors and permitted assigns (collectively, “Buyer Indemnified Parties”) from and against all Losses that Buyer Indemnified Parties incur to the extent arising from or out of (i) any breach of any representation or warranty of Seller in Article III or the Company in Article IV (other than breaches of representations or warranties of the Company in Section 4.16, which shall be governed by Section 9.1), or (ii) any breach of any Surviving Covenant of Seller in this Agreement.
(b)Subject to the provisions of this Article VIII, from and after the Closing, Buyer shall indemnify Seller and its Affiliates, and its and their respective officers, directors, managers, employees, partners, representatives, agents, successors and permitted assigns (collectively, “Seller Indemnified Parties”) from and against all Losses that Seller Indemnified Parties incur to the extent arising from or out of (i) the operations, liabilities or obligations of the Company, any of the Company Subsidiaries, any of the Real Property or any of the Communities (whether relating to periods prior to, on or after the Closing Date) to the extent the Buyer Indemnified Parties are not entitled to indemnification for such Losses pursuant to this Article VIII, (ii) any breach of any representation or warranty of Buyer in Article V or (iii) any breach of any covenant of Buyer in this Agreement.
(c)Notwithstanding anything to the contrary herein, the Parties shall have a duty to use reasonable best efforts to mitigate any Loss arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 8.3    Indemnification Procedures. Subject to Article IX (which shall govern claims for indemnification relating to Taxes), claims for indemnification under this Agreement shall be asserted and resolved as follows:
(a)Any Buyer Indemnified Party or Seller Indemnified Party claiming indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Section 8.2 shall promptly (i) notify the other Party (the “Indemnifying Party”) of the Third Party Claim and (ii) transmit to the Indemnifying Party a written notice (a “Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any) and the basis of the Indemnified Party’s request for indemnification under this Agreement. Subject to Section 8.1, failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent (and only to the extent) that the Indemnifying Party demonstrates such failure shall have caused the Losses (in whole or in part), for which the Indemnifying Party is obligated, to be greater than such Losses would have been had the Indemnified Party given the Indemnifying Party timely notice.
(b)The Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim. The Indemnifying Party will notify the Indemnified Party within thirty (30) Business Days (or sooner, if the nature of the Third Party Claim so requires) after having received any Claim Notice with respect to whether or not it is exercising its right to defend the Indemnified Party against the Third Party Claim. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim (such election to be without prejudice to the right of the Indemnifying Party to dispute whether such claim is an indemnifiable Loss under this Article VIII), then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party (which counsel shall be subject to the approval of the Indemnified Party, such approval not to be unreasonably withheld, conditioned or delayed), by all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 8.3(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnifying Party shall not enter into any compromise or settlement of any Third Party Claim without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the claim to all Indemnified Parties affected by the claim and (ii) the settlement agreement does not contain any sanction or restriction upon the conduct of any business by the Indemnified Party or its Affiliates or any admission of guilt or culpability on any of their behalves. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 8.3(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation. Notwithstanding the foregoing, the Indemnified Party shall have the right to control the defense of any Third Party Claim where the Third Party Claim alleges criminal charges against the Indemnified Party.
(c)If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party, pursuant to Section 8.3(b), within thirty (30) Business Days (or sooner, if the nature of the Third Party Claim so requires) after receipt of any Claim Notice or the Indemnifying Party does not otherwise have the right to defend such claim pursuant to Section 8.3(b), then the Indemnified Party shall have the right to defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party (which counsel shall be subject to the approval of the Indemnifying Party, such approval not to be unreasonably withheld, conditioned or delayed), by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 8.3(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.
(d)If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party (but only if the Indemnified Party is actually entitled to indemnification hereunder), to fully cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including providing access to documents, records and information. In addition, the Indemnified Party will make its personnel available at no cost to the Indemnifying Party for conferences, discovery, proceedings, hearings, trials or appeals as may be reasonably required by the Indemnifying Party. The Indemnified Party also shall fully cooperate with the Indemnifying Party and its counsel in the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person and executing powers of attorney to the extent necessary.
(e)Subject to the other provisions of this Article VIII, a claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the Party from whom indemnification is sought; such notice describing in reasonable detail the nature of the claim, the amount of the claim or a reasonably detailed estimate thereof, a copy of all papers served with respect to such claim (if any), and the basis of the Indemnified Party’s request for indemnification under this Agreement. Subject to Section 8.1, failure to timely provide such notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent (and only to the extent) that the Indemnifying Party demonstrates such failure shall have caused the Losses (in whole or in part), for which the Indemnifying Party is obligated, to be greater than such Losses would have been had the Indemnified Party given the Indemnifying Party timely notice.
Section 8.4    Limitations on Liability of Seller. Notwithstanding anything to the contrary herein:
(a)a breach of any representation, warranty, covenant or agreement of Seller in this Agreement in connection with any single item or group of related items that results in Losses of less than $50,000.00 shall be deemed for all purposes of this Article VIII not to be a breach of such representation, warranty, covenant or agreement;
(b)Seller shall have no liability arising out of or relating to Section 8.2(a)(i) except if the aggregate Losses actually incurred by Buyer Indemnified Parties thereunder exceed $3,250,000 (subject to any reductions pursuant to Section 6.2(c), and then, subject to Section 8.4(c), only to the extent such aggregate Losses exceed such amount) (the “Deductible”); provided, however, that the Deductible shall not apply to any single item, or group of related items, that results in Losses (without regard to the Deductible, and the payment of which shall not be counted towards the Deductible) that Buyer Indemnified Parties actually incurred to the extent arising from or out of the breach of any Fundamental Representation;
(c)in no event shall Seller’s aggregate liability arising out of or relating to Section 8.2(a)(i) exceed 10.00% of the Final Purchase Price (the “Cap”); provided, however, that the Cap shall not apply to any single item, or group of related items, that results in Losses (the payment of which shall not be counted towards the Cap) that Buyer Indemnified Parties actually incurred to the extent arising from or out of the breach of (i) any Fundamental Representation or (ii) set forth in Section 3.3, Section 4.3 or Section 4.11;
(d)Notwithstanding any other provision to the contrary, for purposes of the Parties’ indemnification obligations under this Article VIII and Article IX, all of the representations and warranties of Seller and the Company set forth in this Agreement (including the Schedules and Exhibits to this Agreement) (other than the first sentence of Section 4.7(a), Section 4.10(a), Section 4.17(a) and Section 4.19(a)) that are qualified as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect shall be deemed to have been made without any such qualification for purposes of determining (i) whether a breach of any such representation or warranty has occurred, and (ii) the amount of Losses resulting from, arising out of or relating to any such breach of representation or warranty;
(e)notwithstanding anything to the contrary in Section 8.4(b) and Section 8.4(c), in no event shall Seller’s aggregate liability arising out of or relating to Section 8.2(a) or Section 9.1(a) exceed the Final Purchase Price;
(f)in no event shall Seller be liable under Section 8.2(a) for any Losses arising from the negligence, strict liability of or violation of any Law by Buyer or any of its Affiliates or arising from an action or omission taken or not taken by Seller, the Company or any Company Subsidiary at the request of or with the consent of Buyer;
(g)in no event shall Seller be liable under Section 8.2(a) or Section 9.1(a) for any Losses to the extent that (i) the provision or reserve in respect of such Loss (or any part thereof) was made in the Closing Statement or if such Loss was otherwise included in the calculation of the Purchase Price Adjustment or PCA Remediation Costs (ii) such Loss (or any part thereof) in question arises, or is increased, as a result of a change after the Closing (unless otherwise required by applicable Law) in any accounting policy, any Tax reporting practice or accounting method or the length of any accounting period for Tax purposes of the Company or any Company Subsidiary, except to the extent that such change is required by applicable Law or by the Conversions;
(h)the amount of any Loss for which an Indemnified Party claims indemnification under this Agreement shall be reduced by: (i) any insurance proceeds actually received by such Indemnified Party with respect to such Loss, net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds (including any increased premiums resulting therefrom), except to the extent that the adjustment itself would excuse, exclude or limit the coverage of all or part of such Loss; (ii) in the event such Indemnified Party failed to mitigate its Losses in accordance with Section 8.2(b), the amount by which such Loss would have been reduced had such Indemnified Party so mitigated such Loss; and (iii) indemnification or reimbursement payments actually received by such Indemnified Party from third parties with respect to such Loss; provided that such Indemnified Party shall use reasonable best efforts to obtain recoveries from insurers, including title insurers, and other third parties in respect of this Section 8.4(h);
(i)if an Indemnified Party shall recover Losses in respect of a claim of indemnification under this Article VIII or Section 9.1(a), no other Indemnified Party shall be entitled to recover the same Losses in respect of a claim for indemnification;
(j)if the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to Section 8.2 or Section 9.1(a) and the Indemnifying Party could have recovered all or a part of such Losses from a third party, including any provider of insurance (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment; and
(k)NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, FROM AND AFTER THE CLOSING, NO INDEMNIFYING PARTY SHALL BE LIABLE FOR, AND THE DEFINITION OF LOSSES SHALL NOT INCLUDE, ANY PUNITIVE, EXEMPLARY, INDIRECT OR CONSEQUENTIAL DAMAGES, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM ANY OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT EXCEPT, WITH RESPECT TO THE DEFINITION OF LOSSES, TO THE EXTENT SUCH DAMAGES ARE ACTUALLY AWARDED TO A GOVERNMENTAL AUTHORITY OR ANOTHER THIRD PARTY.
Section 8.5    Waiver of Other Representations.
(a)Buyer is an informed and sophisticated purchaser, who is familiar with the ownership and operation of, and has engaged expert advisors, experienced in the evaluation and purchase of, companies such as the Company and the Company Subsidiaries, real property such as the Real Property and housing such as the Communities, each as contemplated hereunder.  Buyer has had adequate opportunity to undertake, and has undertaken, such investigation and has been provided with access to and has evaluated such documents and information as it has deemed necessary to (i) enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the other Transaction Documents and (ii) evaluate the Real Property, the Communities, the Company, the Company Subsidiaries and any of their respective operations, prospects, or condition (financial or otherwise), including the evaluation of the items set forth in clauses (1) through (12) of Section 8.5(b)(i)(A).  Buyer shall accept the Shares, the Company, the Subsidiary Equity Interests, the Company Subsidiaries, the Real Property and the Communities in the condition they are in on the Closing Date based upon Buyer’s own inspection, examination and determination with respect thereto as to all matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller (other than the express representations and warranties of Seller and the Company set forth in Article III and Article IV, respectively). Any Property Reports that have been provided or communicated to Buyer by Seller or its Representatives have been provided solely for informational purposes and Seller and its Representatives do not represent, warrant or agree that such Property Reports or the information contained therein is accurate, correct or may be relied upon by Buyer or any third party as to the nature or extent of any condition of the Real Property or Communities (other than the as to matters or information separately addressed by the express representations and warranties of Seller and the Company set forth in Article III and Article IV, respectively). The Property Reports shall not alter Buyer’s agreement under this Section 8.5. Buyer expressly acknowledges and agrees that any summaries, abstracts or other information that has been Made Available to the Buyer, including in the electronic data room established for the transactions contemplated hereby, that purports to summarize any underlying agreement that has also been Made Available to the Buyer, has been Made Available to the Buyer solely for convenience purposes only and is qualified in its entirety to the underlying agreement for which any such summary or abstract purports to summarize.
(b)Except for the specific representations and warranties expressly made by Seller and the Company in Article III and Article IV, respectively, (i) Buyer acknowledges and agrees that (A) none of Seller or the Company nor any of their respective Representatives is making or has made any representation or warranty, expressed or implied, at law or in equity, in respect of the Real Property, the Communities, the Company, the Company Subsidiaries or any of their respective operations, prospects, or condition (financial or otherwise), including with respect to (1) the quality, nature, habitability, merchantability, use, operation, value, marketability, adequacy or physical condition of any Real Property, any Community or any aspect or portion thereof, including, structural elements, foundation, roof, appurtenances, access, landscaping, parking facilities, electrical, mechanical, HVAC, plumbing, sewage, water and utility systems, facilities and appliances, soils, geology and groundwater, (2) the dimensions or lot size of any Real Property or any Community or the square footage of any of the improvements thereon or of any space therein, (3) the condition of title to any Real Property or any Community, (4) the development or income potential, or rights of or relating to, any Real Property or any Community, or the fitness, suitability, value or adequacy of any Real Property or any Community for any particular purpose, (5) the zoning or other legal status of any Real Property or any Community, (6) any Legal Proceedings with respect to, or involving, any Real Property or any Community or the compliance of any Real Property or any Community or its operation with any applicable codes, Laws, covenants, conditions and restrictions of any Governmental Authority or of any other Person (including, the Americans with Disabilities Act of 1990, as amended), (7) the ability of Buyer or the Company or any Company Subsidiary or any of their Affiliates to obtain any necessary Permits for the use or development of any Real Property or any Community, (8) the presence, absence, condition or compliance of any Hazardous Materials on, in, under, above or about any Real Property, any Community or any adjoining or neighboring property, (9) the quality of any labor and materials used in any improvements at, or otherwise relating in any manner to, any Real Property or any Community, (10) the economics of, or the income and expenses, revenue or expense projections or other financial matters, relating to the operation of, any Real Property or any Community, (11) the Ground Leases, University Agreements or Student Leases or (12) the accuracy or completeness of any Property Reports, confidential information memoranda, offering presentation, documents, projections, material or other information (financial or otherwise) regarding the Real Property, the Communities, the Company or the Company Subsidiaries furnished to Buyer or its Representatives or made available to Buyer and its Representatives in any “data rooms,” “virtual data rooms,” offering presentations, management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement or the Transaction Documents, or in respect of any other matter or thing whatsoever, and (B) no Representative of Seller or the Company has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies provided in this Agreement, (ii) Buyer specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that each of Seller and the Company has specifically disclaimed and does hereby specifically disclaim any such other representation or warranty made by any Person, (iii) Buyer specifically disclaims any obligation or duty by Seller, the Company or any Person to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties set forth in Article III and Article IV of this Agreement and (iv) Buyer is acquiring the Real Property, the Communities, the Company and the Company Subsidiaries subject only to the specific representations and warranties of Seller and the Company set forth in Article III and Article IV, respectively, as may be further limited by the specifically bargained-for exclusive remedies and other provisions as set forth in this Article VIII.
(c)Except for the specific representations and warranties expressly made by Buyer in Article V of this Agreement, (i) Seller acknowledges and agrees that (A) none of Buyer or any of its Representatives is making or has made any representation or warranty, expressed or implied, at law or in equity, with respect to any matter, and (B) no Representative of Buyer has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies provided in this Agreement, (ii) Seller specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Buyer has specifically disclaimed and does hereby specifically disclaim any such other representation or warranty made by any Person, (iii) Seller specifically disclaims any obligation or duty by Buyer or any Person to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties set forth in Article V of this Agreement and (iv) Seller is consummating the transactions the subject of this Agreement and the other Transaction Documents subject only to the specific representations and warranties of Buyer set forth in Article V of this Agreement as may be further limited by the specifically bargained-for exclusive remedies and other provisions as set forth in this Article VIII.
(d)THE PARTIES AGREE THAT, EXCEPT AS EXPRESSLY PROVIDED FOR IN THIS AGREEMENT, (I) SELLER'S INTEREST IN THE COMPANY, THE COMPANY SUBSIDIARIES, REAL PROPERTY AND COMMUNITIES SHALL BE SOLD AND BUYER SHALL ACCEPT POSSESSION OF THE COMPANY, THE COMPANY SUBSIDIARIES, REAL PROPERTY AND COMMUNITIES ON THE CLOSING DATE “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS,” WITH NO RIGHT OF SET-OFF OR REDUCTION IN THE FINAL PURCHASE PRICE; AND (II) SUCH SALE SHALL BE WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING ANY WARRANTY OF INCOME POTENTIAL, OPERATING EXPENSES, USES, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND SELLER AND THE COMPANY HEREBY DISCLAIM AND RENOUNCE ANY SUCH REPRESENTATION OR WARRANTY.
(e)Notwithstanding anything to the contrary herein, the provisions of this Section 8.5 are not intended, and shall not operate, to limit the liability of any Person in respect of any claim or cause of action based on or arising out of fraud.
(f)The provisions of this Section 8.5 shall survive the Closing indefinitely.
Section 8.6    Remedies; Limited Recourse.
(a)The sole and exclusive remedies for breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein) or any claim or cause of action otherwise arising out of or related to the transactions contemplated by this Agreement or the Transaction Documents shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies may have been further limited or excluded pursuant to the express terms of this Agreement), and the Parties hereby agree that neither Party hereto shall have any remedies or causes of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representation or warranties not set forth in this Agreement.
(b)The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. It is accordingly agreed that prior to the valid termination of this Agreement in accordance with Article X, (i) the Parties shall be entitled to seek an injunction or injunctions from a court of competent jurisdiction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (other than Buyer’s obligations to effect the Closing, which shall be governed solely by the next sentence and Section 8.6(c)), without bond or other security being required, this being in addition to any remedy to which they are entitled pursuant to Section 10.2(a) and/or Section 10.2(b), but subject in all cases to Sections 8.6(c) and 8.6(d) below and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Seller nor Buyer would have entered into this Agreement. For the avoidance of doubt, it is explicitly further agreed that in no event shall Seller be entitled to seek an injunction, specific performance or other equitable remedy to specifically enforce Buyer’s obligations to effect the Closing.
(c)Each of Seller and Buyer acknowledge and agree that the payment of the Reverse Break Fee as provided in Section 10.2(b) constitutes Seller’s sole and exclusive remedy under this Agreement for Buyer’s obligations to effect the Closing. Each of Seller and Buyer further acknowledge and agree that in all other circumstances, the Parties’ only remedies under this Agreement and with respect to the transactions contemplated by this Agreement shall be (i) prior to a valid termination of this Agreement in accordance with Article X, the equitable remedies to the extent provided in

Section 8.6(a), (ii) following a valid termination of this Agreement in accordance with Article X, the right of Buyer to seek monetary damages arising out of any willful and material breach by Seller giving rise to such termination including without limitation, any sums paid or incurred by Buyer under Section 2.8 (for the avoidance of doubt, it is acknowledged and agreed that Closing Costs under Section 2.8(a) and other costs under Section 2.8(c) shall serve as a credit to Buyer only in the event of and upon the Closing, as set forth in such sections), (iii) following the Closing, as provided in Section 2.5, Section 2.6, Article VII and/or this Article VIII and (iv) following a valid termination of this Agreement in accordance with Article X, the equitable remedies to the extent provided in Section 8.6(a) and Section 8.6(b) with respect to any provisions of the Agreement that survive such termination. For the avoidance of doubt, the Parties acknowledge and agree that if Seller validly terminates this Agreement pursuant to Section 10.1(e) or Section 10.1(f) and the Reverse Break Fee is payable pursuant to Section 10.2(b), Seller’s sole and exclusive remedy shall be the right to receive the Reverse Break Fee.
(d)In no event shall Seller seek or permit to be sought on behalf of Seller any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from any officer, director, agent or employee of Buyer, any direct or indirect holder of any equity interests or securities of Buyer or any direct or indirect director, officer, employee, partner, Affiliate, member, controlling Person or representative of any of the foregoing, in connection with this Agreement or the transactions contemplated hereby; provided, however, that, subject to the terms and conditions of the Equity Commitment Letter, Seller may seek to cause Buyer to enforce the terms of such Equity Commitment Letter to cause the Equity Investors to provide funds to Buyer to pay the Reverse Break Fee, which shall in no event exceed, in the aggregate, the Reverse Break Fee.  Seller acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to damages, any Person (other than Buyer to the extent provided in this Agreement or the Equity Investors to the extent provided in the Equity Commitment Letter), whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Seller against Buyer or any Affiliate thereof, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.  Seller acknowledges that Buyer is a newly-formed company and does not have any material assets except in connection with this Agreement or as provided by the Equity Commitment Letter.
(e)All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly named as Parties hereto. No Person that is not a named party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or Representative of any named party to this Agreement (“Non-Party Affiliate”) shall have any liability (whether in contract or in tort, in law or in equity, or based on any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, this Agreement or its negotiation or execution, and each Party waives and releases all such liabilities and claims against any such Non-Party Affiliates.
(f)The provisions of this Article VIII were specifically bargained-for between Seller and Buyer and were taken into account by Seller and Buyer in arriving at the Initial Purchase Price. Each of Seller and Buyer specifically relied upon the provisions of this Article VIII in agreeing to the Initial Purchase Price and in agreeing to provide the specific representations and warranties set forth in Article III and Article IV (in the case of Seller) and Article V (in the case of Buyer).
ARTICLE IX

TAX MATTERS

Section 9.1    Indemnification Obligations with Respect to Taxes.

(a)Seller shall indemnify Buyer Indemnified Parties and each of their respective Representatives, without duplication, (i) from and against all Losses with respect to Taxes of the Company and the Company Subsidiaries with respect to Pre-Closing Tax Periods; (ii) from and against all Losses with respect to Taxes in respect of any Withheld

Property; and (iii) from and against all Losses arising from or out of any breach of any representation or warranty of the Company in Section 4.16, except in each case (A) to the extent specifically included as an accrual in Closing Working Capital for purposes of the calculation of the Purchase Price Adjustment or included in the calculation of the Real Estate Tax Proration amount or (B) to the extent such Losses or Taxes would not have been incurred in the absence of the Subsidiaries Sale, provided, however, that this clause (B) shall not apply in a case where such Losses or Taxes arise from or out of any breach of any representation or warranty of the Company set forth in Section 4.16 or to the extent such Losses or Taxes would have been incurred if Buyer had bought Shares in the absence of the Subsidiaries Sale.
(b)Any indemnification under Section 9.1(a) for Losses with respect to Taxes other than with respect to a breach of any representation or warranty set forth in Section 4.16(f), (g), (h), (j), (k) and (l) shall be limited to Taxes attributable to Pre-Closing Tax Periods.
(c)Buyer shall indemnify, defend and hold harmless Seller Indemnified Parties and each of their Representatives from and against all Losses with respect to Taxes of the Company and the Company Subsidiaries that are due with respect to Post-Closing Tax Periods (other than to the extent (i) such Taxes arise from or out of any breach of any representation or warranty of the Company in Section 4.16 or (ii) such Taxes were included in the calculation of the Real Estate Tax Proration amount), and, to the extent specifically included as an accrual in Closing Working Capital for purposes of the calculation of the Purchase Price Adjustment, with respect to Pre-Closing Tax Periods.
(d)For purposes of this Article IX, whenever it is necessary to determine the liability for Taxes of the Company or a Company Subsidiary for a Straddle Period, the determination of the Taxes for the portion of the Straddle Period ending on the Closing Date shall be determined by assuming that the Straddle Period consists of two (2) taxable years or periods, one of which ends on the Closing Date and the other of which begins immediately after the Closing Date, and items of income, gain, deduction, loss or credit, and state and local apportionment factors of the Company and the Company Subsidiaries for the Straddle Period shall be allocated between such two (2) taxable years or periods on a “closing of the books basis” by assuming that the books of the Company are closed at the end of the day on the Closing Date; provided, however, (i) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation; and (ii) periodic taxes, such as real and personal property taxes, shall be apportioned ratably between such periods on a daily basis. For the avoidance of doubt, (i) Tax deductions attributable to the payment of cash in exchange for Share Units, as contemplated by Section 2.10, shall not be apportioned and shall be Seller’s Tax deductions, and (ii) any transaction of the Company, the Company Subsidiaries, Buyer or any of its Affiliates not in the ordinary course of business (other than the transactions contemplated hereunder) occurring on the Closing Date after the Closing shall be attributable to a Post-Closing Tax Period.
Section 9.2    Tax Returns and Payment Responsibility.
(a)Seller will be responsible for and will cause to be prepared (i) all income Tax Returns of the Company and the Company Subsidiaries for all Pre-Closing Tax Periods, which Tax Returns shall be prepared in a manner consistent with past practice except as otherwise required by applicable Law, and (ii) all consolidated, combined or unitary Tax Returns of Seller that include the Company or the Company Subsidiaries for all Pre-Closing Tax Periods, which Tax Returns shall be prepared by treating items on such Tax Returns relating to the operations of the Company and the Company Subsidiaries in a manner consistent with past practice except as otherwise required by applicable Law. Buyer shall be responsible for and will cause to be prepared all Tax Returns other than those that are the responsibility of Seller pursuant to this Section 9.2(a) and with respect to any Tax Returns for any Straddle Periods, such Tax Returns shall be prepared in a manner consistent with past practice except as otherwise required by applicable Law. Buyer shall file or cause to be filed when due all Tax Returns with respect to the Company and the Company Subsidiaries, other than those described in clause (ii) above in this Section 9.2(a), the filing of which shall be the responsibility of Seller. In each case, such Tax Returns shall be in conformity with the Code, Treasury Regulations and any other applicable Law. At least thirty (30) Business Days prior to the due date for filing a Tax Return described in clause (i) above in this Section 9.2(a), Seller shall submit a copy of such Tax Return to Buyer. Buyer shall have the right to review such Tax Returns and such information of or controlled by Buyer relating to such Tax Returns that is reasonably necessary for Seller to perform such review. If Buyer, within ten (10) days after delivery of any such Tax Return, notifies Seller that it objects to any item in such Tax Return, the Parties shall attempt in good faith to resolve the dispute and, if they are unable to do so, any disputed item shall be resolved (within a reasonable time, taking into account the deadline for filing such Tax Return) by a nationally recognized independent accounting firm chosen by both Buyer and Seller. Upon resolution of all disputed items, the relevant Tax Return shall be filed on that basis. The costs, fees and expenses of such accounting firm shall be borne by Buyer and Seller in inverse proportion to the relative amounts of the disputed items determined in favor of such Party, in accordance with the formula described in Section 2.7(d). Seller shall pay the full amount shown as due on such Tax Returns; provided that Buyer shall promptly reimburse Seller at the time such Tax Return is filed (in accordance with the procedure set forth in Section 9.1(d)) for any amount owed by Buyer pursuant to Section 9.1(a).
(b)All Tax Returns that are to be prepared and filed by Buyer pursuant to the preceding Section 9.2(a) that relate to Taxes for any Straddle Period shall be submitted to Seller not later than thirty (30) days prior to the due date for filing of such Tax Returns (or, if such due date is within forty-five (45) days following the Closing Date, as promptly as practicable following the Closing Date). Seller shall have the right to review such Tax Returns and such information of or controlled by Buyer relating to such Tax Returns that is reasonably necessary for Seller to perform such review. If Seller, within ten (10) days after delivery of any such Tax Return, notifies Buyer that it objects to any item in such Tax Return, the Parties shall attempt in good faith to resolve the dispute and, if they are unable to do so, any disputed item shall be resolved (within a reasonable time, taking into account the deadline for filing such Tax Return) by a nationally recognized independent accounting firm chosen by both Buyer and Seller. Upon resolution of all disputed items, the relevant Tax Return shall be filed on that basis. The costs, fees and expenses of such accounting firm shall be borne by Buyer and Seller in inverse proportion to the relative amounts of the disputed items determined in favor of such Party, in accordance with the formula described in Section 2.7(d). Buyer shall pay the full amount shown as due on such Tax Returns; provided that Seller shall promptly reimburse Buyer at the time such Tax Return is filed (in accordance with the procedure set forth in Section 9.1(d)) for any amount owed by Seller pursuant to Section 9.1(a). Buyer shall provide to Seller a copy of all Tax Returns for any Pre-Closing Tax Period promptly after filing such Tax Returns.
(c)Except as otherwise required by applicable Law, Buyer shall not (and shall not cause or permit the Company or the Company Subsidiaries to) (i) amend, refile or otherwise modify (or grant an extension of any statute of limitations with respect to) any Tax Return relating in whole or in part to the Company or the Company Subsidiaries with respect to any Pre-Closing Tax Period or (ii) change any accounting method or adopt any convention that shifts taxable income from a Tax period beginning (or deemed to begin) after the Closing Date to a Pre-Closing Tax Period or otherwise take any actions outside the ordinary course of business with respect to Pre-Closing Tax Periods, in each case, without the prior written consent of Seller, to the extent any such action would adversely affect Seller, which consent shall not be unreasonably withheld, conditioned or delayed.
(d)Except as otherwise required by applicable Law, Seller shall not (and shall not cause or permit the Company or the Company Subsidiaries to) amend, refile or otherwise modify (or grant an extension of any statute of limitation with respect to) any Tax Return relating in whole or in part to the Companies or the Company Subsidiaries with respect to any Pre-Closing Tax Period without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed.
(e)Notwithstanding anything in this Article IX to the contrary, all Transfer Taxes shall be borne and paid when due, without limitation, by Buyer as Closing Costs subject to the provisions of Section 2.2(k).
Section 9.3    Contest Provisions.
(a)In the event (i) Seller or its Affiliates or (ii) Buyer or its Affiliates receives notice of any pending or threatened Tax audit or assessment or other dispute concerning Taxes (a “Tax Claim”) with respect to which the other Party may incur liability under this Article IX, the Party in receipt of such notice promptly shall transmit to the other Party a Claim Notice of such matter; provided that failure of a Party to comply with this provision shall not affect any Party’s right to indemnification hereunder unless such failure materially adversely affects the ability of the Party that did not receive notice to challenge such Tax audits or assessments.
(b)Subject to Section 9.6, Seller shall have the sole right to represent the interests of the Company or any Company Subsidiary in any Tax Claim relating to Taxes for any taxable period ending on or before the Closing Date to the extent such Tax Claim is subject to indemnification by Seller and to employ counsel of its choice at its expense. Notwithstanding the foregoing, Seller shall not be entitled to settle, either administratively or after the commencement of a Legal Proceeding, any Tax Claim with respect to any Tax Return of the Company or any Company Subsidiary without the prior written consent of Buyer, which consent shall not be unreasonably conditioned, withheld or delayed. Buyer will be entitled to participate in the defense of such Tax Claim at its own expense; provided that, for the avoidance of doubt, Buyer shall not have participation rights in respect of a Tax Claim relating to a Tax Return of Seller that is prepared on a consolidated, combined or unitary basis.
(c)Buyer shall have the sole right to represent the interests of the Company or any Company Subsidiary in any Tax Claim for any taxable period including (but not ending on) the Closing Date or beginning after the Closing Date and to employ counsel of its choice at its expense. Notwithstanding the foregoing, Buyer shall not be entitled to settle, either administratively or after the commencement of a Legal Proceeding, any Tax Claim that adversely would affect the liability of Seller (including any Taxes that may be payable by any owners of Seller) for Taxes or create an indemnity obligation on the part of Seller without the prior written consent of Seller, which consent shall not be unreasonably conditioned, withheld or delayed; provided, however, that such consent shall not be required to the extent that Buyer indemnifies Seller against the effects of such settlement. Where consent to settlement is withheld by Seller pursuant to this Section 9.3, Seller may participate in any further proceeding.
Section 9.4    Assistance and Cooperation. After the Closing Date, Seller, on the one hand, and Buyer, on the other hand, shall (and shall cause their respective Affiliates to): (a) assist the other Party in preparing and filing any Tax Return or report that such other Party is responsible for preparing and filing in accordance with this Article IX; (b) cooperate fully in preparing for any audit of, or dispute with taxing authorities regarding, any Tax Return of the Company or any Company Subsidiary; (c) make available to the other and to any Tax Authority as reasonably requested all information, records, and documents relating to Taxes of the Company or the applicable Company Subsidiary; (d) provide timely notice to the other in writing of any pending or threatened Tax audit or assessment of the Company or any Company Subsidiary for taxable periods for which the other Party may have a liability under this Article IX; and (e) furnish the other with copies of all correspondence received from any Tax Authority in connection with any Tax audit or information request that may impact the other Party’s Tax liability or filing responsibilities, provided that the failure to provide such communication shall not relieve a Party from its obligations of indemnification under this Agreement, unless the failure had a negative impact on the obligation to indemnify. In addition, Buyer has informed Seller that the Property LLCs must be held through affiliated REIT subsidiaries, and Seller shall (and shall cause its Affiliates to) cooperate fully, as and to the extent reasonably requested by Buyer and Buyer’s Affiliates, in connection with the implementation of such REIT structure and tax diligence relating to its post-Closing tax structuring, including providing information reasonably requested and making employees and representatives available on a mutually convenient basis to provide explanation of any material provided. Furthermore, Buyer has informed Seller that one of its indirect equity investors is subject to certain non-U.S. regulatory requirements, and Seller shall, prior to Closing, cooperate in amending the organizational documents of any Company Subsidiary that is a limited liability company to cause it to be member-managed, if and to the extent requested by Buyer in connection with such equity investor’s compliance with such regulatory requirements.
Section 9.5    Retention of Records. After the Closing Date, Seller and Buyer will, and Buyer shall cause the Company and the Company Subsidiaries to, preserve all information, records or documents relating to liabilities for Taxes of the Company and the Company Subsidiaries until six (6) months after the expiration of the applicable statute of limitations (including extensions thereof) with respect to the assessment of such Taxes.

Section 9.6    Real Property Taxes. Prior to the Closing Date, Seller, the Company and the Company Subsidiaries may appeal any Taxes imposed in respect of the applicable Community or Real Property for any Pre-Closing Tax Period; provided however, that Seller shall not have the right to settle any appeal involving the current Tax year or any Post-Closing Tax Period without Buyer’s prior written consent. Any contingency fee charged by any consultant or other third party pursuing such Tax appeal shall be reduced on a pro-rated basis from the refund payable. If any appeal of any such Taxes is pending as of the Closing Date with respect to any Tax period ending on or before the Closing Date or any Straddle Period (“Current Year Tax Appeal”), Buyer shall thereafter have the sole right to prosecute and settle any such appeals and Seller shall receive any refund or return of Taxes arising from such appeals attributable to the period prior to Closing as and when received. Seller and Buyer shall cooperate in the prosecution of each Current Year Tax Appeal. All third party costs and fees incurred in connection with any Current Year Tax Appeal, including legal fees and expenses, shall be paid by Seller to the extent due and payable prior to the Closing Date, and shall be paid by Buyer to the extent due and payable on or after the Closing Date, but upon completion of the Current Year Tax Appeal, all such costs and fees shall be pro-rated between Buyer and Seller in the same proportion as they bear such pro-rated Taxes.

Section 9.7    Other Provisions. Notwithstanding Section 8.1, the covenants, indemnities, representations and warranties of the Company, Seller and Buyer set forth in Section 4.16 and this Article IX shall survive the Closing until sixty (60) days after the expiration of the applicable statute of limitations (including any applicable extensions). Except as otherwise required by Law, all indemnity payments under this Agreement shall be treated as an adjustment to the Final Purchase Price, as adjusted by Section 2.7, paid for the Shares for income Tax purposes.

Section 9.8    Tax Treatment. The Parties acknowledge that, for U.S. federal income tax purposes, (i) the PA Affiliated Subsidiary’s purchase of the Subsidiary Equity Interests of Walnut Street Holding Company, LLC shall be treated as the purchase by the PA Affiliated Subsidiary of the assets of Walnut Street Holding Company, LLC from Seller, (ii) each other Affiliated Subsidiary’s purchase of the Subsidiary Equity Interests of a Company Subsidiary shall be treated as the purchase by such Affiliated Subsidiary of the assets of such Company Subsidiary from Seller; and (iii) Buyer’s purchase of the Shares from Seller shall be treated as the purchase by Buyer of the remaining assets of the Company from Seller. The Parties shall file all Tax Returns in accordance with the immediately preceding sentence, unless otherwise required by applicable Law.

Section 9.9    Purchase Price Allocation. Buyer shall prepare an allocation of the Final Purchase Price, as adjusted pursuant to Section 2.7 (and all other capitalizable costs, assumed liabilities and other relevant items) for all Tax purposes and for purposes of determining that portion of the Final Purchase Price (as adjusted) allocable for each Affiliated Subsidiary that purchases Subsidiary Equity Interests, among the assets of the Company in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provisions of state, local or foreign law). For U.S. federal income tax purposes, the right to use the names and marks set forth in Section 4.17(a) of the Disclosure Schedule in connection with the Withheld Property as contemplated under Section 6.6(b) shall be treated as a retained interest in such names and marks. Buyer shall deliver such purchase price allocation to Seller within ninety (90) days of the Closing Date (or as soon as reasonably practicable thereafter and following finalization of the Closing Statement) and will consider in good faith Seller’s comments, if any, to such allocation. None of Seller, Buyer, or their respective Affiliates shall take any Tax position (whether in Tax audits, Tax Returns or otherwise) that is inconsistent with such allocation unless required to do so by applicable Law or as necessary for Seller to maintain its qualification as a REIT (provided, however, that this sentence shall not limit the ability of Seller, Buyer or their Affiliates to settle any audit, proceeding or claim). Further, the allocation of all adjustments to the Final Purchase Price shall be determined by Buyer in a manner consistent with the methodology used in determining the final allocation.

Section 9.10    Officer’s Certificate. At least fifteen (15) Business Days prior to the Closing, Seller shall provide to Buyer, for Buyer's review and comment, the form of any “officer’s certificate” or other representations to be provided to or relied upon by Hunton & Williams LLP, in form and substance consistent with past practices for similar certificates delivered to Hunton & Williams LLP involving issues related to Seller’s qualification as a REIT, as revised to reflect the opinion described in Section 2.6(a)(v).

ARTICLE X
TERMINATION

Section 10.1    Termination. At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned:
(a)by the mutual consent of Buyer and Seller as evidenced in writing signed by Buyer and Seller;
(b)by either Buyer or Seller if any Governmental Authority having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction (other than a temporary restraining order) or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to any Party whose failure to comply with its covenants and agreements contained herein has been the primary cause of such order, decree, ruling, injunction or other action;

(c)by either Buyer or Seller if the Closing has not occurred on or before the End Date or such later date as the Parties may agree upon; provided that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to any Party whose failure to comply with its covenants and agreements contained herein has been the primary cause of the failure of the Closing to occur by such date.
(d)by Buyer, in the event of any breach by Seller or the Company of any of their respective representations, warranties, covenants or agreements contained herein, which breach would result in the failure to satisfy any of the conditions set forth in Section 7.2(a) or Section 7.2(b), and in each case, the failure of Seller or the Company, as applicable, to cure such breach (if capable of cure) within thirty (30) days after receipt of notice from Buyer requesting such breach to be cured; provided that the right to terminate this Agreement pursuant to this Section 10.1(d) shall not be available to Buyer at any time that Buyer is in material breach of any of Buyer’s covenants or agreements contained herein;
(e)by Seller in the event (i) all of the conditions set forth in Section 7.2 and Section 7.1 have been and continue to be satisfied (other than conditions with respect to actions the Parties shall take at the Closing itself, or with respect to the PA Subsidiary Sale, if applicable, and the Conversions, which will be taken one (1) Business Day prior to the Closing, or which, by their nature, cannot be satisfied until the Closing, but in each case are capable of being satisfied at or prior to the Closing), (ii) Seller has notified Buyer in writing that it is ready, willing and able to consummate the transactions contemplated by this Agreement, (iii) Buyer has failed to complete the Closing when required pursuant to Section 2.5, and (iv) Buyer fails to complete the Closing within three (3) Business Days after the date of receipt of the notice contemplated by clause (ii) and Seller stood ready, willing and able to consummate the transactions contemplated by this Agreement through the end of such three (3) Business Day period;
(f)by Seller, in the event of any breach by Buyer of any of Buyer’s representations, warranties, covenants or agreements contained herein, which breach would result in the failure to satisfy any of the conditions set forth in Section 7.3(a) or Section 7.3(b), and in each case, the failure of Buyer to cure such breach (if capable of cure) within thirty (30) days after receipt of notice from Seller requesting such breach to be cured; provided that the right to terminate this Agreement pursuant to this Section 10.1(f) shall not be available to Seller at any time that Seller is in material breach of any of Seller’s covenants or agreements contained herein; and
(g)by Seller, in accordance with Section 6.2(c)(iv).
Section 10.2    Effect of Termination.
(a)In the event of termination and abandonment of this Agreement prior to the Closing pursuant to Section 10.1 (except as provided in Section 10.2(b)) this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party; provided, however, that if this Agreement is terminated by a Party as a result of fraud or willful misconduct by the non-terminating Party, then the non-terminating Party shall be liable for any and all Losses incurred or suffered by the terminating Party as a result of such breach. The provisions of this Section 10.2, and of Section 8.6, Section 11.1, Section 11.3, Section 11.4, Section 11.6 and Section 11.11 hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by the termination of this Agreement.
(b)In the event that this Agreement is terminated by Seller pursuant to Section 10.1(e) or Section 10.1(f), then Buyer shall pay to Seller a fee equal to $85,000,000 (the “Reverse Break Fee”). In the event the Reverse Break Fee is paid to Seller in accordance with this Section 10.2(b), the receipt of such amount shall be deemed to be liquidated damages and the sole and exclusive remedy of Seller for any and all losses or damages suffered or incurred by the Company, Seller or their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company, Seller or any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against Buyer or any of their respective Affiliates for damages or any equitable relief arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination. The Parties acknowledge that in no event shall Buyer be required to pay the Reverse Break Fee on more than one (1) occasion.

(c)Notwithstanding anything to the contrary in this Agreement, the amount of the Reverse Break Fee or the Reverse Break Fee Escrow due and paid to Seller shall not exceed an amount equal to the maximum amount that could be paid to Seller in the year such Reverse Break Fee or the Reverse Break Fee Escrow was due without causing Seller to fail meet the REIT Requirements, determined as if the Reverse Break Fee or the Reverse Break Fee Escrow was Nonqualifying Income as determined by the REIT tax counsel or independent accountants to Seller. If the amount payable under the preceding sentence is less than the amount of the Reverse Break Fee or the Reverse Break Fee Escrow otherwise due (the “Expense Amount”), then: (1) (A) if the Reverse Break Fee becomes payable, Buyer shall place the Expense Amount into an escrow account (the “Escrow Account”) using an escrow agent (“Escrow Agent”) and agreement reasonably acceptable to Seller and Buyer shall not release any portion of the Expense Amount to Seller or (B) if the Reverse Break Fee Escrow becomes payable, Buyer and the Escrow Agent shall not release any portion of the Expense Amount to Seller, and (2) Seller shall not be entitled to any such amount, unless and until Seller delivers to the Escrow Agent, (i) an opinion of the Seller’s REIT tax counsel to the effect that such amount, if and to the extent paid, would not constitute Nonqualifying Income, (ii) a letter from Seller’s independent accountants indicating the maximum amount that can be paid at that time to Seller without causing Seller to fail to meet the REIT Requirements for any relevant taxable year (in which case, Seller shall be entitled to receive from the Escrow Account an amount not in excess of such maximum amount), or (iii) a private letter ruling issued by the IRS to Seller indicating that the receipt of any Expense Amount hereunder will not cause Seller to fail to satisfy the REIT Requirements.
ARTICLE XI

MISCELLANEOUS

Section 11.1    Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand, (b) when sent by email (with confirmation of receipt) or (c) one (1) Business Day after the day sent by nationally recognized overnight courier (with confirmation of receipt), in each case at the following email or physical addresses (or to such other email or physical address as a Party may have specified by notice given to the other Party pursuant to this provision); provided that if an email address is not provided below for a Party then email is not a valid form of notice for such Party:
If to Buyer, to:
UHC Acquisition Sub LLC
444 N. Michigan Avenue
26th Floor
Chicago, IL 60611
Attn: Avi Lewittes
Email: aml@thesciongroup.com
with mandatory copies (which shall not constitute notice) to:
Goodwin Procter LLP
620 Eighth Avenue
New York, New York 10018
Attn: Gilbert G. Menna
Email: GMenna@goodwinprocter.com

Goodwin Procter LLP
53 State Street
Boston, MA 02109
Attn. Craig C. Todaro
Email: CTodaro@goodwinprocter.com

If to Seller, to:
InvenTrust Properties Corp.
2809 Butterfield Road, Suite 360
Oak Brook, Illinois 60523
Attn:     Scott Wilton
Michael Podboy
Nicole Grimaldi
with mandatory copies (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive, Suite 2800
Chicago, Illinois 60661
Attn: Gary P. Cullen
Email: gary.cullen@skadden.com
Attn: Richard C. Witzel, Jr.
Email: richard.witzel@skadden.com
Section 11.2    Successors and Assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by any Party, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other Parties and any attempted assignment without the required consents shall be null and void and without any legal effect. Any such assignor shall remain jointly and severally liable for its obligations and the obligations of its permitted assignee. Upon any such permitted assignment, the references in this Agreement to Seller or Buyer (as applicable) shall also apply to any such assignee. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

Section 11.3    Rights of Third Parties. Except for the indemnification provisions of Section 6.10, Section 6.11, Section 8.2 and Section 9.1 which are intended to be enforceable by the Persons respectively referred to therein, nothing expressed or implied in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement.

Section 11.4    Expenses. Except as otherwise provided herein (including pursuant to Section 2.7(d) and Section 2.8), each Party shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby whether or not such transactions shall be consummated.

Section 11.5    Counterparts; Electronic Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be signed and transmitted by facsimile machine or electronic mail (via .pdf or similar transmittal), and any signatures so transmitted shall be treated as an original document.

Section 11.6    Entire Agreement. This Agreement (together with the Disclosure Schedule, annexes and exhibits to this Agreement), the Equity Commitment Letter, the Confidentiality Agreement and the Transaction Documents constitute the entire agreement among the Parties and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby. The Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement, and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and all Parties to this Agreement specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.

Section 11.7    Disclosure Schedule. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedule shall have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. No disclosure in the Disclosure Schedule relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in this Agreement, and shall not be deemed to relate to or to qualify any other representation or warranty, except where it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is intended to qualify such representation or warranty.

Section 11.8    Amendments; Waiver. This Agreement may be amended, supplemented or modified in whole or in part if, but only if, such amendment, supplement or modification is in writing and is signed by each Party and specific reference to this Agreement is made in such writing. Any provision of this Agreement may be waived if, but only if, such waiver is in writing and is signed by the Party or Parties against whom enforcement of any such waiver is sought and specific reference to this Agreement is made in such writing. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 11.9    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties to the greatest extent legally permissible.

Section 11.10    Mutual Drafting. The Parties have participated jointly in the negotiation and drafting of this Agreement and, if an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Further, prior drafts of this Agreement or any of the Transaction Documents or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any Transaction Document shall not be used as a rule of construction or otherwise constitute evidence of the intent of the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of such prior drafts.

Section 11.11    Governing Law; Jurisdiction.

(a)This Agreement and the transactions contemplated herein, and all disputes between the Parties arising out of or related to this Agreement, the transactions contemplated herein or the facts and circumstances leading to its or their execution or performance, whether in contract, tort or otherwise, shall be governed by the laws of the State of Delaware, without reference to conflict of law principles that could mandate the application of the laws of another jurisdiction.
(b)Each of the Parties agrees (i) that this Agreement involves at least $100,000.00, and (ii) that this Agreement has been entered into by the Parties hereto in express reliance upon 6 Del. C. § 2708. Except as otherwise set forth in Section 2.7, each of the Parties (A) irrevocably submits itself to the jurisdiction of any state or federal court sitting in Wilmington, Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any Legal Proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein, (B) agrees that every such Legal Proceeding shall be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is unavailable in or declined by the Court of Chancery, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in the State of Delaware with subject matter jurisdiction), (C) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court, (D) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein in any other court, and (E) waives any defense of inconvenient forum to the maintenance of any Legal Proceeding so brought.
(c)Each of the Parties agrees to waive any bond, surety or other security that might be required of any other Party with respect to any Legal Proceeding, including an appeal thereof.
(d)Each of the Parties agrees (i) to the extent that such Party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such Party’s agent for acceptance of legal process and notify the other Party or Parties hereto of the name and address of such agent, (ii) that, to the fullest extent permitted by law, service of any process, summons, notice or document by U.S. registered mail to its address as specified in Section 11.1 hereof with a proof of mailing receipt validated by the U.S. Postal Service shall be effective service of process for any Legal Proceeding brought against it; provided, however, that nothing contained in the foregoing clause shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law, and (iii) to the fullest extent permitted by applicable law, that service made pursuant to clauses (i) or (ii) above shall have the same legal force and effect as if served upon such Party personally within the State of Delaware.
(e)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE, WHETHER IN CONTRACT, TORT, OR OTHERWISE, RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREIN OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION OR PERFORMANCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER KNOWINGLY AND VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.11(e).
Section 11.12    Conflicts of Interest. The Parties acknowledge and agree that Skadden has acted as counsel to Seller, the Company and the Company Subsidiaries in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby. Buyer hereby consents and agrees to, and agree to cause the Company and Company Subsidiaries to consent and agree to, Skadden representing Seller after the Closing, including with respect to disputes in which the interests of Seller may be directly adverse to the Company and the Company Subsidiaries, and even though Skadden may have represented the Company and the Company Subsidiaries in a matter substantially related to any such dispute, or may be handling ongoing matters for the Company and the Company Subsidiaries. Buyer further consents and agrees to, and agrees to cause the Company and the Company Subsidiaries to consent and agree to, the communication by Skadden to Seller in connection with any such representation of any fact known to Skadden arising by reason of Skadden’s prior representation of the Company and the Company Subsidiaries.
[Signature page follows.]

IN WITNESS WHEREOF this Agreement has been duly executed and delivered by each Party as of the date first above written.

SELLER:
INVENTRUST PROPERTIES CORP.
By:	/s/ Thomas P. McGuinness
	Name:	Thomas P. McGuinness
	Title:	President and Chief Executive Officer

COMPANY:
UNIVERSITY HOUSE COMMUNITIES GROUP, INC.
By:	/s/ Thomas P. McGuinness
	Name:	Thomas P. McGuinness
	Title:	Director

BUYER:
UHC ACQUISITION SUB LLC
By:	/s/ Robert D. Bronstein
	Name:	Robert D. Bronstein
	Title:	President

[Signature Page to Stock Purchase Agreement]